UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 28, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the First Quarter 2017 Report of UBS Group AG, which appears immediately following this page.

Our financial results

First quarter 2017  report

Corporate calendar UBS Group AG

1.	UBS Group
4	Recent developments
7	Group performance

2.	UBS business divisions and Corporate Center
18	Wealth Management
21	Wealth Management Americas
26	Personal & Corporate Banking
29	Asset Management
32	Investment Bank
35	Corporate Center

3.	Risk, treasury and capital management
45	Risk management and control
49	Balance sheet, liquidity and funding management
53	Capital management
64	UBS shares

4.	Consolidated financial statements
67	UBS Group AG interim consolidated financial statements (unaudited)
106	UBS AG interim consolidated financial information (unaudited)

5.	Significant regulated subsidiary and sub-group information
110	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

112	Abbreviations frequently used in our financial reports
114	Information sources
115	Cautionary statement

Annual General Meeting 2017:                                           Thursday, 4 May 2017
Publication of the second quarter 2017 report:                     Friday, 28 July 2017
Publication of the third quarter 2017 report:                         Friday, 27 October 2017
Publication of the fourth quarter 2017 report:                      Tuesday, 23 January 2018

Corporate calendar UBS AG*

Publication of the first quarter 2017 report:                          Wednesday, 3 May 2017

* Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London, New York and Hong Kong.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports
global media and journalists from
our offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary Office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 30170
College Station
TX 77842-3170, USA

Shareholder online inquiries:
https://www.us.computershare.com/ investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US +1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2017. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

First quarter 2017 report

UBS Group key figures

	As of or for the quarter ended
CHF million, except where indicated	31.3.17	31.12.16	31.3.16

Group results
Operating income	7,532	7,055	6,833
Operating expenses	5,842	6,308	5,855
Operating profit / (loss) before tax	1,690	746	978
Net profit / (loss) attributable to shareholders	1,269	636	707
Diluted earnings per share (CHF)¹	0.33	0.17	0.18

Key performance indicators²
Profitability
Return on tangible equity (%)	10.9	5.6	6.0
Cost / income ratio (%)	77.6	89.1	85.7
Growth
Net profit growth (%)	79.5	(33.0)	(64.2)
Net new money growth for combined wealth management businesses (%)	3.9	(1.1)	5.9
Resources
Common equity tier 1 capital ratio (fully applied, %)³	14.1	13.8	14.0
Going concern leverage ratio (fully applied, %)⁴	4.6	4.6

Additional information
Profitability
Return on equity (RoE) (%)	9.5	4.8	5.1
Return on risk-weighted assets, gross (%)⁵	13.6	12.9	13.0
Return on leverage ratio denominator, gross (%)⁵	3.4	3.2	3.0
Resources
Total assets	909,608	935,016	966,873
Equity attributable to shareholders	53,661	53,621	54,845
Common equity tier 1 capital (fully applied)³	31,311	30,693	29,853
Common equity tier 1 capital (phase-in)³	34,841	37,788	36,580
Risk-weighted assets (fully applied)³	221,785	222,677	213,558
Common equity tier 1 capital ratio (phase-in, %)³	15.6	16.8	16.9
Going concern capital ratio (fully applied, %)⁴	18.2	17.9
Going concern capital ratio (phase-in, %)⁴	23.2	24.7
Gone concern loss-absorbing capacity ratio (fully applied, %)⁴	15.0	13.2
Leverage ratio denominator (fully applied)³	881,183	870,470	905,801
Common equity tier 1 leverage ratio (fully applied, %)³	3.6	3.5	3.3
Going concern leverage ratio (phase-in, %)⁴	5.8	6.4
Gone concern leverage ratio (fully applied, %)⁴	3.8	3.4
Liquidity coverage ratio (%)⁶	128	132	134
Other
Invested assets (CHF billion)⁷	2,934	2,821	2,618
Personnel (full-time equivalents)	59,416	59,387	60,547
Market capitalization⁸	61,736	61,420	59,638
Total book value per share (CHF)⁸	14.45	14.44	14.74
Tangible book value per share (CHF)⁸	12.71	12.68	13.04

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    3 Refer to the “Capital management” section of this report for more information.    4 Based on the revised Swiss SRB framework that became effective on 1 July 2016. Refer to the “Capital management” section of this report for more information.    5 Based on fully applied risk-weighted assets and leverage ratio denominator.    6 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    7 Includes invested assets for Personal & Corporate Banking.    8 Refer to the “UBS shares” section of this report for more information.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,”                                  UBS Group AG and its consolidated subsidiaries
 “Group,” “the Group,” “we,” “us” and “our”

“UBS AG consolidated”                                                                                       UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG standalone”                                       UBS Group AG on a standalone basis

“UBS AG” and “UBS AG standalone”                                                               UBS AG on a standalone basis

“UBS Switzerland AG” and “UBS Switzerland AG standalone”                     UBS Switzerland AG on a standalone basis

“UBS Limited” and “UBS Limited standalone”                                                 UBS Limited on a standalone basis

“UBS Americas Holding LLC” and                                                                       UBS Americas Holding LLC and its
“UBS Americas Holding LLC consolidated”                                                       consolidated subsidiaries

Recent developments

Recent developments

Key financial reporting changes

Attributed equity framework

In the first quarter of 2017, we implemented an updated equity attribution framework which reflects the revision of the too big to fail provisions applicable to Swiss systemically relevant banks. Following this change, we now also disclose attributed tangible equity and return on attributed tangible equity in the “Equity attribution and return on attributed equity” section of this report. In addition, the leverage ratio denominator (LRD) and risk-weighted assets (RWA) that are held by Corporate Center – Group Asset and Liability Management and directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units are disclosed in the “UBS business divisions and Corporate Center” section of this report.

→   Refer to the “Capital management“ section of this report for more information

Change in Asset Management business lines

As of 1 January 2017, Asset Management was reorganized into the following business lines: (i) Equities, (ii) Fixed Income, (iii) Multi Assets & Solutions, (iv) Hedge Fund Businesses and (v) Real Estate & Private Markets. This change is reflected throughout this report and prior-period figures are presented in accordance with this new structure.

Financial and regulatory information for significant regulated subsidiaries and sub-groups

Beginning in the first quarter of 2017, we have made the following changes to disclosures for UBS AG standalone, UBS Switzerland AG standalone, UBS Limited standalone and UBS Americas Holding LLC consolidated, replacing certain quarterly information previously provided under “Disclosure for legal entities” at www.ubs.com/investors:

–   Selected financial and regulatory information is presented within our quarterly reports.

–   Quarterly Pillar 3 disclosures required by the Swiss Financial Market Supervisory Authority (FINMA) are provided in the UBS Group AG and significant regulated subsidiaries and sub-groups first quarter 2017 Pillar 3 report under “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors.

→   Refer to the “Significant regulated subsidiary and sub-group information“ section of this report for more information

Transfer of shared services functions to UBS Business Solutions AG

In the second quarter of 2017, we have begun to transfer shared services functions in Switzerland and the UK from UBS AG to UBS Business Solutions AG, our Group service company and a wholly owned subsidiary of UBS Group AG. The implementation of UBS Business Solutions AG, which enables us to maintain operational continuity of critical services should a recovery or resolution occur, represents an important step towards improved resolvability, and is in line with global guidance defined by the Financial Stability Board.

Following the transfer, UBS Business Solutions AG will charge other legal entities within the Group for services provided, including a markup on costs incurred. The transfer is not expected to materially affect the UBS Group AG consolidated financial statements. However, we expect that the transfer will decrease UBS AG consolidated and standalone operating profit before tax. The transfer is not expected to have a significant effect on RWA and the LRD of UBS Group AG consolidated, UBS AG consolidated and UBS AG standalone.

Regulatory and legal developments

FDF and FINMA consult on implementation of net stable funding ratio in Switzerland

In January 2017, the Swiss Federal Department of Finance (FDF) and FINMA launched a consultation on changes to the Liquidity Ordinance and the Circular “Liquidity risks – banks.” The consultation period ended on 10 April 2017. The proposal aims to implement in Switzerland the net stable funding ratio (NSFR), which was introduced as part of the Basel III framework along with the liquidity coverage ratio. The draft specifies requirements relating to the implementation of the NSFR at both the group and standalone legal entity level.

If implemented as proposed, the new requirements are expected to have a moderate negative impact on our Group NSFR ratio and could result in a significant increase in long-term funding requirements on a legal entity level.

FDF consults on further agreements for automatic exchange of information

In February 2017, the FDF initiated a consultation to implement the automatic exchange of information (AEI) in tax matters with additional countries, including China, Indonesia, Russia, Saudi Arabia and Liechtenstein. The first exchange of data between Switzerland and these countries is expected to take place in 2019 based on 2018 data. We have experienced outflows of cross-border client assets as a result of changes in local tax regimes or their enforcement, including tax amnesties and the implementation of AEI requirements.

FDF consults on Financial Market Infrastructure Ordinance

In a consultation launched in February 2017, the FDF asked for comments on proposed amendments to the Financial Market Infrastructure Ordinance (FinMIO). The revisions would implement rules in the Swiss Financial Market Infrastructure Act that require counterparties to exchange collateral for over-the-counter (OTC) derivative transactions that are not cleared through a central clearing party. The amendments aim to align the FinMIO with OTC derivatives rules in the EU that entered into force in February 2017. The FDF plans to implement the amendments by no later than 15 August 2017.

FINMA publishes revised Banking Insolvency Ordinance

FINMA published a partial revision of its Banking Insolvency Ordinance, which became effective on 1 April 2017. The amendments require banks to include in financial contracts that are subject to foreign laws or foreign places of jurisdiction, a contractual acknowledgment of FINMA’s ability to temporarily postpone exercise of remedies against banks. Such postponement is intended to ensure the continuation of key contractual relationships without interruption in crisis situations. According to the revised ordinance, contracts entered into by non-Swiss entities within a group will only be subject to the rule if the respective financial contract was guaranteed or otherwise secured by a bank or securities dealer domiciled in Switzerland. In addition, FINMA has granted exceptions for contracts with individuals and extended the implementation period to 12 months for contracts with banks and securities dealers, and to 18 months for contracts with other counterparties. UBS is currently implementing the revised ordinance.

Swiss Federal Council proposes changes to the depositor protection scheme

In February 2017, the Swiss Federal Council proposed changes to the Swiss depositor protection scheme. The proposed changes include introducing a target level for depositor protection, set at 1.6% of the value of the protected deposits, using the current cap of CHF 6 billion as a floor, and significantly shortening the time within which payments to depositors must be made in the event of a bank insolvency. These new requirements would replace the current requirement that each bank has to hold 50% of its commitment to the depositor protection scheme as high-quality liquid assets with a requirement to pledge collateral equal to 50% of its commitment. The Federal Council also intends to issue new rules for banks to segregate custody assets from own assets through the entire domestic custody chain. The proposed changes may require UBS to make adjustments to operational processes and funding. The FDF is expected to issue a draft consultation by the end of November 2017.

Finalization of BCBS capital framework

Following a meeting of the Basel Committee on Banking Supervision (BCBS), Chairman Stefan Ingves said in a statement on 2 March 2017 that further progress has been made to finalize the comprehensive reform package for the Basel III capital framework. He also said that the committee remains determined to reach an agreement, but that the finalization will take longer than originally expected. We expect that if the proposals are adopted and implemented in Switzerland as issued in their consultative form, the proposed changes to the capital framework will likely result in a significant increase in our overall RWA.

BCBS sets out standards on transitioning to IFRS 9

In March 2017, the BCBS finalized guidance on an interim approach for the regulatory treatment of accounting provisions and defined standards for transitional arrangements, following the publication of IFRS 9, Financial Instruments, and the current expected credit loss model, which require the use of expected credit loss models as opposed to the currently applied incurred credit loss impairment approach under IFRS and US GAAP, respectively.

The BCBS confirmed that for an interim period, the current treatment of accounting provisions, under both the standardized approach and the internal ratings-based approach, should continue to be applied until the longer-term treatment is confirmed. The BCBS recommended that jurisdictions issue guidance to categorize new accounting provisions as general provisions or specific provisions for regulatory purposes. Additionally, jurisdictions may implement transitional arrangements to spread the adoption impacts over time, subject to requirements, including limiting the transition period to a maximum of five years. Based on this interim BCBS guidance and subject to further guidance from FINMA, we do not expect a material impact on regulatory capital when we adopt the expected credit loss provisions of IFRS 9 on 1 January 2018 in our Group financial statements.

→   Refer to “Implementation of IFRS 9, Financial Instruments“ in the “Significant accounting and financial reporting changes” section of our Annual Report 2016 for more information

Recent developments

BCBS releases standards on transitioning to IFRS 16

In April 2017, the BCBS issued responses to Frequently Asked Questions (FAQs) related to changes in lease accounting arising from adoption of IFRS 16, Leases,  and the respective US GAAP leasing standard, both effective as of 1 January 2019. These standards will substantially change how lessees account for operating lease commitments, requiring an on-balance sheet liability with a corresponding right-of-use (RoU) asset to be recognized on the balance sheet.

The BCBS has now clarified that, for regulatory capital purposes, an RoU asset must not be deducted from regulatory capital where the underlying leased asset is a tangible asset. In addition, the RoU asset will have a risk weight of 100%, and must be included in the calculation of both the risk-based capital and leverage ratio denominators. UBS will adopt these changes on the effective date and expects to report an increase in assets and liabilities substantially in line with the nominal value of its operating lease commitments. Based on this BCBS guidance and subject to further guidance from FINMA, we expect a corresponding effect on RWA and LRD.

→   Refer to “Note 31 Operating leases and finance leases“ in the “Consolidated financial statements” section of our Annual Report 2016 for more information

UK triggers Article 50 and begins process of leaving the EU

On 29 March 2017, the UK prime minister formally notified the European Council of the UK’s intention to withdraw from the EU under Article 50 of the Treaty on European Union. This has triggered a two-year period during which the UK will negotiate its withdrawal agreement with the EU. It is currently expected that the UK will formally leave the EU in March 2019. The nature of the UK’s future relationship with the EU remains unclear, although the prime minister has stated that the UK will leave the EU single market and will instead seek a free trade agreement with the EU, which could cover financial services. The UK will also seek a “phased period of implementation” for the new relationship.

Any future limitations on providing financial services into the EU from our UK operations could require us to make potentially significant changes to our operations in the UK and our legal structure. Potential effects of a UK exit from the EU and potential mitigating actions may vary considerably depending on the timing of withdrawal and the nature of any transition or successor arrangements.

UK Financial Conduct Authority publishes its first set of final rules on the implementation of MiFID II / MiFIR

On 3 April 2017, the UK Financial Conduct Authority (FCA) issued a policy statement setting out its first set of final rules on the implementation of the revised Markets in Financial Instruments Directive (MiFID II) and Regulation (MiFIR). The final rules include changes to the trading of financial instruments, specifically addressing issues related to trade venues, trading transparency, and algorithmic and high-frequency trading. In addition, they cover position limits and reporting for commodity derivatives, as well as system and control requirements for firms providing MiFID investment services. The FCA plans to issue a further policy statement in June 2017 that would implement the MiFID II rules in the UK, including those relating to conduct of business, client asset protections and perimeter guidance (i.e., scope of regulated activity). MiFID II / MiFIR will enter into force on 1 January 2018 and will require significant changes to UBS’s technology infrastructure and processes.

US Department of Labor postpones applicability date of fiduciary rule

In April 2016, the US Department of Labor (DOL) adopted a rule that expands the definition of “fiduciary” under the Employee Retirement Income Security Act of 1974. On 7 April 2017, the DOL extended the planned 10 April 2017 applicability date of the fiduciary rule and its exemptions by 60 days to 9 June 2017, while also extending certain requirements of the rule to 1 January 2018. The delay gives the DOL time to undertake an examination of the rule called for by a memorandum issued by President Donald Trump in February 2017. The memorandum directs the DOL to rescind or revise the fiduciary rule if it determines that the rule adversely affects the ability of American citizens to gain access to retirement information and financial advice. Under the terms of the original 2016 rule, Wealth Management Americas and Asset Management would be required to materially change some of their business processes.

FDIC and the Federal Reserve Board postpone next resolution plan submission for foreign banks

In March 2017, the Federal Deposit Insurance Corporation and the Federal Reserve Board issued guidance to four foreign banking organizations, including UBS, on improvements to their US resolution plans, which in part reflects the significant restructuring they have undertaken to form intermediate holding companies. The agencies also extended to July 2018, from July 2017, the date for these firms to file updated resolution plans so that they may incorporate the updated guidance in these plans.

Group performance

Income statement
	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Net interest income	1,696	1,762	1,712	(4)	(1)
Credit loss (expense) / recovery	0	(24)	(3)	(100)	(100)
Net interest income after credit loss expense	1,696	1,738	1,709	(2)	(1)
Net fee and commission income	4,353	4,161	4,093	5	6
Net trading income	1,440	946	1,013	52	42
Other income	43	209	17	(79)	153
Total operating income	7,532	7,055	6,833	7	10
of which: net interest and trading income	3,136	2,708	2,725	16	15
Personnel expenses	4,060	3,868	3,924	5	3
General and administrative expenses	1,506	2,165	1,664	(30)	(9)
Depreciation and impairment of property, equipment and software	255	255	243	0	5
Amortization and impairment of intangible assets	21	21	23	0	(9)
Total operating expenses	5,842	6,308	5,855	(7)	0
Operating profit / (loss) before tax	1,690	746	978	127	73
Tax expense / (benefit)	375	109	270	244	39
Net profit / (loss)	1,315	637	708	106	86
Net profit / (loss) attributable to non-controlling interests	47	1	0
Net profit / (loss) attributable to shareholders	1,269	636	707	100	79

Comprehensive income
Total comprehensive income	666	71	349	838	91
Total comprehensive income attributable to non-controlling interests	47	(12)	(50)
Total comprehensive income attributable to shareholders	620	83	399	647	55

Group performance

Performance by business division and Corporate Center unit – reported and adjusted¹˒²
	For the quarter ended 31.3.17
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,929	2,051	958	450	2,098	(18)	65	0	7,532
Operating income (adjusted)	1,929	2,051	958	450	2,098	(18)	65	0	7,532

Operating expenses as reported	1,290	1,749	540	347	1,619	204	2	93	5,842
of which: personnel-related restructuring expenses⁴	1	0	2	2	18	92	0	0	116
of which: non-personnel-related restructuring expenses⁴	11	0	0	5	2	110	(1)	0	127
of which: restructuring expenses allocated from CC Services⁴	76	22	17	13	57	(188)	0	2	0
Operating expenses (adjusted)	1,202	1,727	521	327	1,541	189	2	91	5,598
of which: expenses for provisions for litigation, regulatory and similar matters	3	33	0	0	0	(4)	0	1	33

Operating profit / (loss) before tax as reported	639	301	418	103	480	(222)	63	(93)	1,690
Operating profit / (loss) before tax (adjusted)	727	323	437	123	558	(207)	63	(91)	1,934

	For the quarter ended 31.12.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,782	2,076	941	499	2,014	(59)	(144)	(53)	7,055
of which: gains on sale of financial assets available for sale⁵		10			78				88
of which: net foreign currency translation gains⁶							27		27
Operating income (adjusted)	1,782	2,066	941	499	1,936	(59)	(171)	(53)	6,940

Operating expenses as reported	1,413	1,737	567	356	1,708	256	0	272	6,308
of which: personnel-related restructuring expenses⁴	15	1	2	1	40	114	0	0	174
of which: non-personnel-related restructuring expenses⁴	25	0	0	5	5	163	0	0	197
of which: restructuring expenses allocated from CC Services⁴	103	30	19	5	72	(237)	0	8	0
Operating expenses (adjusted)	1,270	1,706	546	344	1,592	216	0	264	5,936
of which: expenses for provisions for litigation, regulatory and similar matters	62	53	7	1	14	(2)	0	129	264

Operating profit / (loss) before tax as reported	368	339	374	144	306	(315)	(144)	(325)	746
Operating profit / (loss) before tax (adjusted)	511	360	395	156	344	(275)	(171)	(317)	1,003

Performance by business division and Corporate Center unit – reported and adjusted (continued)¹˒²
	For the quarter ended 31.3.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,885	1,889	963	468	1,879	(55)	(150)	(47)	6,833
of which: net foreign currency translation losses⁶							(123)		(123)
Operating income (adjusted)	1,885	1,889	963	468	1,879	(55)	(27)	(47)	6,956

Operating expenses as reported	1,327	1,678	564	378	1,625	148	(2)	135	5,855
of which: personnel-related restructuring expenses⁴	2	0	0	1	17	107	0	1	128
of which: non-personnel-related restructuring expenses⁴	14	0	0	2	2	118	0	0	137
of which: restructuring expenses allocated from CC Services⁴	62	33	23	17	97	(233)	0	1	0
Operating expenses (adjusted)	1,248	1,645	541	358	1,508	156	(2)	133	5,590
of which: expenses for provisions for litigation, regulatory and similar matters	0	18	(1)	0	(1)	0	0	23	39

Operating profit / (loss) before tax as reported	557	211	399	90	253	(203)	(148)	(183)	978
Operating profit / (loss) before tax (adjusted)	636	244	422	110	370	(211)	(25)	(181)	1,366

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 CC  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Refer to “Note 16 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information.    5 Includes a gain on the partial sale of our investment in IHS Markit in the Investment Bank.    6 Related to the disposal of foreign subsidiaries and branches.

Results: 1Q17 vs 1Q16

Profit before tax increased by CHF 712 million or 73% to CHF 1,690 million. Operating income increased by CHF 699 million or 10%, mainly reflecting a CHF 411 million increase in combined net interest and trading income and CHF 260 million higher net fee and commission income. Operating expenses decreased by CHF 13 million, driven by CHF 158 million lower general and administrative expenses, largely offset by a CHF 136 million increase in personnel expenses.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by US Securities and Exchange Commission (SEC) regulations. For the purpose of determining adjusted results for the first quarter of 2017, we excluded net restructuring expenses of CHF 244 million. For the first quarter of 2016, we excluded net foreign currency translation losses of CHF 123 million and net restructuring expenses of CHF 265 million.

On this adjusted basis, profit before tax increased by CHF 568 million or 42% to CHF 1,934 million, driven by CHF 576 million or 8% higher operating income.

Operating income: 1Q17 vs 1Q16

Total operating income was CHF 7,532 million compared with CHF 6,833 million. On an adjusted basis, total operating income increased by CHF 576 million or 8%, mainly reflecting an increase of CHF 411 million in combined net interest and trading income and CHF 260 million higher net fee and commission income, partly offset by a CHF 97 million decrease in other income.

Group performance

Net interest and trading income
	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Net interest and trading income
Net interest income	1,696	1,762	1,712	(4)	(1)
Net trading income	1,440	946	1,013	52	42
Total net interest and trading income	3,136	2,708	2,725	16	15
Wealth Management	747	790	750	(5)	0
Wealth Management Americas	505	500	439	1	15
Personal & Corporate Banking	598	625	643	(4)	(7)
Asset Management	(6)	(5)	(8)	20	(25)
Investment Bank	1,214	1,024	1,021	19	19
of which: Corporate Client Solutions	247	260	120	(5)	106
of which: Investor Client Services	967	764	901	27	7
Corporate Center	79	(227)	(120)
of which: Services	1	(38)	(9)
of which: Group ALM	86	(144)	(68)
of which: Non-core and Legacy Portfolio	(7)	(46)	(43)	(85)	(84)
Total net interest and trading income	3,136	2,708	2,725	16	15

Net interest and trading income

Total combined net interest and trading income increased by CHF 411 million to CHF 3,136 million.

In Wealth Management Americas, net interest and trading income increased by CHF 66 million, primarily reflecting higher short-term US dollar interest rates as well as growth in loan and deposit balances.

Personal & Corporate Banking net interest and trading income decreased by CHF 45 million, mainly due to lower treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM), reflecting higher funding costs for long-term debt that contributes to total loss-absorbing capacity, as well as a change made in the first quarter of 2017 to the methodology used to allocate certain Group ALM revenues.

In the Investment Bank, net interest and trading income increased by CHF 193 million, primarily due to a CHF 127 million increase in Corporate Client Solutions, mainly reflecting higher revenues in Debt Capital Markets, Financing Solutions and Equity Capital Markets. In addition, net interest and trading income in Equities increased by CHF 99 million, with higher revenues in Derivatives, Financing Services and Cash.

Group ALM net interest and trading income increased by CHF 154 million, mainly reflecting an improvement in revenues from the management of the Group’s high-quality liquid assets and positive income related to accounting asymmetries. This was partly offset by higher interest expenses due to an increase in total outstanding long-term debt that contributes to total loss-absorbing capacity.

Net fee and commission income

Net fee and commission income was CHF 4,353 million compared with CHF 4,093 million.

Equity underwriting fees increased by CHF 125 million to CHF 238 million, mainly in the Investment Bank due to higher revenues from public offerings.

Portfolio management and advisory fees increased by CHF 72 million to CHF 2,038 million, primarily in Wealth Management Americas, mainly due to higher managed account fees following an increase in invested assets.

Merger and acquisition and corporate finance fees increased by CHF 38 million to CHF 177 million.

→   Refer to “Note 3 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Credit loss (expense) / recovery
	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Wealth Management	(1)	(1)	0	0
Wealth Management Americas	(1)	0	(1)		0
Personal & Corporate Banking	7	(8)	0
Investment Bank	(6)	(5)	2	20
Corporate Center	0	(10)	(3)	(100)	(100)
of which: Non-core and Legacy Portfolio	0	(10)	(3)	(100)	(100)
Total	0	(24)	(3)	(100)	(100)

Credit loss expense / recovery

Total net credit loss expenses were negligible as credit loss recoveries in Personal & Corporate Banking were largely offset by expenses in the Investment Bank.

→   Refer to the “Risk management and control” section of this report for more information on credit risk

Other income

Other income was CHF 43 million compared with CHF 17 million. Excluding net foreign currency translation losses of CHF 123 million in the first quarter of 2016, adjusted other income decreased by CHF 97 million, mainly due to lower gains on sales of financial assets available for sale.

→   Refer to “Note 4 Other income” in the “Consolidated financial statements” section of this report for more information

Operating expenses
	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Operating expenses as reported
Personnel expenses	4,060	3,868	3,924	5	3
General and administrative expenses	1,506	2,165	1,664	(30)	(9)
Depreciation and impairment of property, equipment and software	255	255	243	0	5
Amortization and impairment of intangible assets	21	21	23	0	(9)
Total operating expenses as reported	5,842	6,308	5,855	(7)	0

Adjusting items¹
Personnel expenses	116	174	128
General and administrative expenses	124	187	136
Depreciation and impairment of property, equipment and software	4	10	1
Amortization and impairment of intangible assets	0	0	0
Total adjusting items	244	372	265

Operating expenses (adjusted)²
Personnel expenses	3,944	3,694	3,796	7	4
of which: salaries and variable compensation	2,340	2,133	2,245	10	4
of which: Wealth Management Americas Financial advisor compensation³	987	964	909	2	9
of which: other personnel expenses⁴	617	596	642	4	(4)
General and administrative expenses	1,382	1,978	1,528	(30)	(10)
of which: expenses for provisions for litigation, regulatory and similar matters	33	264	39	(88)	(15)
of which: other general and administrative expenses	1,349	1,714	1,488	(21)	(9)
Depreciation and impairment of property, equipment and software	251	245	242	2	4
Amortization and impairment of intangible assets	21	21	23	0	(9)
Total operating expenses (adjusted)	5,598	5,936	5,590	(6)	0

1 Consists of restructuring expenses. Refer to “Note 16 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    4 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.

Group performance

Operating expenses: 1Q17 vs 1Q16

Total operating expenses decreased by CHF 13 million to CHF 5,842 million. Excluding net restructuring expenses of CHF 244 million compared with CHF 265 million, adjusted total operating expenses increased by CHF 8 million to CHF 5,598 million.

→   Refer to “Note 16 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information on restructuring expenses

Personnel expenses

Personnel expenses increased by CHF 136 million to CHF 4,060 million, and on an adjusted basis personnel expenses increased by CHF 148 million to CHF 3,944 million.

Adjusted expenses for salaries and variable compensation increased by CHF 95 million, mainly reflecting higher expenses for variable compensation, partly offset by lower salary expenses.

Financial advisor compensation in Wealth Management Americas increased by CHF 78 million, reflecting higher compensable revenue.

→   Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 158 million to CHF 1,506 million on a reported basis and by CHF 146 million to CHF 1,382 million on an adjusted basis. The decrease in adjusted expenses was driven by a CHF 29 million reduction in travel and entertainment expenses, a credit of CHF 25 million related to the 2016 UK bank levy and CHF 22 million lower expenses for outsourcing of IT and other services. Net expenses for provisions for litigation, regulatory and similar matters were CHF 33 million compared with CHF 39 million.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition, are extremely difficult to predict.

→   Refer to “Note 6 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to “Material legal and regulatory risks arise in the conduct of our business” in the “Risk factors” section of our Annual Report 2016 for more information on litigation, regulatory and similar matters

Depreciation, impairment and amortization

Depreciation and impairment of property, equipment and software was CHF 255 million compared with CHF 243 million, mainly reflecting higher depreciation expenses related to internally generated capitalized software.

Tax: 1Q17 vs 1Q16

We recognized an income tax expense of CHF 375 million for the first quarter of 2017 compared with an income tax expense of CHF 270 million for the first quarter of 2016.

The current tax expense was CHF 244 million compared with CHF 177 million and related to taxable profits of UBS Switzerland AG and other legal entities in the UBS Group.

Deferred tax expenses were CHF 131 million compared with CHF 93 million and mainly related to the amortization of deferred tax assets (DTAs) previously recognized in relation to Swiss tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

We currently expect a full-year tax rate of approximately 25% for 2017, excluding the effects of any change in the level of DTAs resulting from their reassessment during the year or from any US corporate tax reform or other statutory tax rate changes enacted during the year.

→   Refer to “Note 7 Income taxes” in the “Consolidated financial statements” section of this report for more information

Total comprehensive income attributable to shareholders: 1Q17 vs 1Q16

Total comprehensive income attributable to shareholders was CHF 620 million compared with CHF 399 million. Net profit attributable to shareholders was CHF 1,269 million compared with CHF 707 million and other comprehensive income (OCI) attributable to shareholders was negative CHF 649 million compared with negative CHF 308 million.

In the first quarter of 2017, foreign currency translation OCI was negative CHF 365 million, primarily resulting from the weakening of the US dollar against the Swiss franc. OCI related to foreign currency translation in the same quarter last year was negative CHF 825 million.

OCI related to cash flow hedges was negative CHF 198 million, mainly reflecting a decrease in unrealized gains on hedging derivatives resulting from increases in long-term interest rates. In the first quarter of 2016, OCI related to cash flow hedges was positive CHF 513 million.

OCI related to own credit on financial liabilities designated at fair value was negative CHF 181 million compared with positive CHF 52 million and mainly reflected a tightening of credit spreads.

Defined benefit plan OCI was positive CHF 51 million compared with negative CHF 179 million. We recorded net pre-tax OCI gains of CHF 67 million related to our non-Swiss pension plans and net pre-tax OCI losses related to the Swiss pension plan of CHF 18 million.

OCI associated with financial assets classified as available for sale was CHF 43 million compared with CHF 131 million and mainly reflected net unrealized gains, primarily related to equity investments.

→   Refer to the “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 26 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2016 for more information on other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 31 March 2017, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately CHF 0.6 billion in Wealth Management, Wealth Management Americas and Personal & Corporate Banking. Of this increase, approximately CHF 0.3 billion would result from changes in US dollar interest rates.

The immediate effect on shareholders’ equity of such a shift in yield curves would be a decrease of approximately CHF 1.6 billion recognized in OCI, of which approximately CHF 1.4 billion would result from changes in US dollar interest rates. Since the majority of this effect on shareholders’ equity is related to cash flow hedge OCI, which is not recognized for the purposes of calculating regulatory capital, the immediate effect on regulatory capital would be an increase of approximately CHF 0.4 billion, primarily related to the estimated effect on pension fund assets and liabilities.

The aforementioned estimates are based on an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book and financial assets available for sale. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

Net profit attributable to non-controlling interests:
1Q17 vs 1Q16

Net profit attributable to non-controlling interests was CHF 47 million compared with zero, primarily as we recognized CHF 46 million in dividends to preferred noteholders in the first quarter of 2017. For the remainder of 2017, we currently expect to attribute approximately CHF 25 million to non-controlling interests, all in the fourth quarter. From 2018, we expect to attribute less than CHF 10 million per year.

Key figures and personnel

Return on tangible equity: 1Q17 vs 1Q16

The annualized return on tangible equity (RoTE) was 10.9% compared with 6.0%. On an adjusted basis, the annualized RoTE was 12.6% compared with 8.5%.

Group performance

Cost / income ratio: 1Q17 vs 1Q16

The cost / income ratio was 77.6% compared with 85.7%. On an adjusted basis, the cost / income ratio was 74.3% compared with 80.3%.

Common equity tier 1 capital ratio: 1Q17 vs 4Q16

Our fully applied common equity tier 1 (CET1) capital ratio increased 0.3 percentage points to 14.1% as of 31 March 2017, due to an increase in CET1 capital of CHF 0.6 billion and a CHF 1 billion decrease in risk-weighted assets (RWA).

→   Refer to the “Capital management” section of this report for more information

Risk-weighted assets: 1Q17 vs 4Q16

During the first quarter of 2017, our fully applied RWA decreased by CHF 1 billion to CHF 222 billion. Market risk RWA decreased by CHF 6 billion, mainly due to lower average stressed value-at-risk (VaR) and regulatory VaR and a reduction in relation to regulatory add-ons. Credit risk RWA increased by CHF 4 billion, primarily driven by regulatory add-ons, methodology and policy changes and model updates. Operational risk RWA increased by CHF 2 billion, mainly due to calibration changes to the advanced measurement approach model that were approved by FINMA.

→   Refer to the “Capital management” section of this report for more information

Going concern leverage ratio: 1Q17 vs 4Q16

Our fully applied going concern leverage ratio was stable at 4.6%, as an increase of CHF 0.5 billion in going concern capital was offset by an increase of CHF 11 billion in the leverage ratio denominator.

Leverage ratio denominator: 1Q17 vs 4Q16

During the first quarter of 2017, our fully applied leverage ratio denominator increased by CHF 11 billion to CHF 881 billion, mainly reflecting asset size and other movements of CHF 15 billion, partly offset by currency effects of CHF 4 billion.

→   Refer to the “Capital management” section of this report for more information

Net new money and invested assets

Management’s discussion and analysis of net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Return on equity
	As of or for the quarter ended
CHF million, except where indicated	31.3.17	31.12.16	31.3.16

Net profit
Net profit attributable to shareholders	1,269	636	707
Amortization and impairment of intangible assets	21	21	23
Pre-tax adjusting items¹˒²	244	257	388
Tax effect on adjusting items³	(54)	(57)	(85)
Adjusted net profit attributable to shareholders	1,480	857	1,033

Equity
Equity attributable to shareholders	53,661	53,621	54,845
Less: goodwill and intangible assets	6,458	6,556	6,326
Tangible equity attributable to shareholders	47,203	47,065	48,519

Return on equity
Return on equity (%)	9.5	4.8	5.1
Return on tangible equity (%)	10.9	5.6	6.0
Adjusted return on tangible equity (%)¹	12.6	7.3	8.5

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Refer to the “Performance by business division and Corporate Center unit – reported and adjusted” table in this section for more information.    3 Generally reflects an indicative tax rate of 22% on pre-tax adjusting items.

Net new money¹
	For the quarter ended
CHF billion	31.3.17	31.12.16	31.3.16
Wealth Management	18.6	(4.1)	15.5
Wealth Management Americas	1.9	(1.3)	13.6
Asset Management	22.9	(7.4)	(2.9)
of which: excluding money market flows	19.7	(9.8)	(5.9)
of which: money market flows	3.2	2.4	3.0
1 Net new money excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Wealth Management	1,023	977	925	5	11
Wealth Management Americas	1,155	1,131	1,009	2	14
Asset Management	697	656	628	6	11
of which: excluding money market funds	628	591	568	6	11
of which: money market funds	69	66	60	5	15

Personnel: 1Q17 vs 4Q16

We employed 59,416 personnel as of 31 March 2017, a net increase of 29 compared with 31 December 2016. Investment Bank personnel increased by 117, driven by a transfer of approximately 130 business-aligned personnel from Corporate Center – Services. Wealth Management personnel decreased by 61, mainly driven by a reduction in non-client-facing staff, primarily as a result of cost reduction programs. Corporate Center – Services personnel decreased by 30, primarily reflecting the aforementioned transfer of personnel to the Investment Bank, partly offset by an increase in Group Technology.

Outlook

Improved investor sentiment and enhanced confidence have not yet fully translated into a sustained increase in client activity levels. While the global recovery is likely to continue, macroeconomic uncertainty, geopolitical tensions and divisive politics pose risks that may affect client sentiment and transaction volumes. Low and negative interest rates, particularly in Switzerland and the eurozone, continue to present headwinds to net interest margins. These may be partially offset by the effect of higher US dollar interest rates and a further normalization of monetary policy. Implementing Switzerland’s new bank capital standards and the proposed further changes to the international regulatory framework for banks will result in increased capital requirements, interest and operating costs. UBS is well positioned to mitigate these challenges and benefit from further improvements in market conditions.

Wealth Management

UBS business
divisions
and Corporate
Center

 Management report

Wealth Management

Wealth Management¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Results
Net interest income	559	588	579	(5)	(3)
Recurring net fee income²	885	874	901	1	(2)
Transaction-based income³	479	314	402	53	19
Other income	6	7	3	(14)	100
Income	1,929	1,782	1,885	8	2
Credit loss (expense) / recovery	(1)	(1)	0	0
Total operating income	1,929	1,782	1,885	8	2
Personnel expenses	596	543	615	10	(3)
General and administrative expenses	131	248	128	(47)	2
Services (to) / from Corporate Center and other business divisions	562	621	583	(10)	(4)
of which: services from CC – Services	536	592	562	(9)	(5)
Depreciation and impairment of property, equipment and software	0	1	1	(100)	(100)
Amortization and impairment of intangible assets	1	1	1	0	0
Total operating expenses	1,290	1,413	1,327	(9)	(3)
Business division operating profit / (loss) before tax	639	368	557	74	15

Adjusted results⁴
Total operating income as reported	1,929	1,782	1,885	8	2
Total operating income (adjusted)	1,929	1,782	1,885	8	2
Total operating expenses as reported	1,290	1,413	1,327	(9)	(3)
of which: personnel-related restructuring expenses	1	15	2
of which: non-personnel-related restructuring expenses	11	25	14
of which: restructuring expenses allocated from CC – Services	76	103	62
Total operating expenses (adjusted)	1,202	1,270	1,248	(5)	(4)
Business division operating profit / (loss) before tax as reported	639	368	557	74	15
Business division operating profit / (loss) before tax (adjusted)	727	511	636	42	14

Key performance indicators⁵
Pre-tax profit growth (%)	14.7	7.0	(41.4)
Cost / income ratio (%)	66.9	79.3	70.4
Net new money growth (%)	7.6	(1.7)	6.5
Gross margin on invested assets (bps)	77	73	81	5	(5)
Net margin on invested assets (bps)	26	15	24	73	8

Adjusted key performance indicators⁴˒⁵
Pre-tax profit growth (%)	14.3	1.2	(25.7)
Cost / income ratio (%)	62.3	71.3	66.2
Net new money growth (%)	7.6	(1.7)	6.5
Gross margin on invested assets (bps)	77	73	81	5	(5)
Net margin on invested assets (bps)	29	21	27	38	7

Wealth Management

Wealth Management (continued)¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Additional information
Recurring income⁶	1,444	1,461	1,480	(1)	(2)
Recurring income as a percentage of income (%)	74.9	82.0	78.5
Average attributed equity (CHF billion)⁷	6.0	3.4	3.5	76	71
Return on attributed equity (%)⁷	42.8	43.3	63.7
Return on attributed tangible equity (%)⁷	55.2
Risk-weighted assets (CHF billion)⁷	28.7	25.8	26.1	11	10
of which: held by Wealth Management (CHF billion)	27.4	25.8	26.1	6	5
of which: held by CC – Group ALM on behalf of Wealth Management (CHF billion)⁸	1.3
Leverage ratio denominator (CHF billion)⁷	166.2	115.5	117.4	44	42
of which: held by Wealth Management (CHF billion)	116.9	115.5	117.4	1	0
of which: held by CC – Group ALM on behalf of Wealth Management (CHF billion)⁸	49.4
Goodwill and intangible assets (CHF billion)	1.3	1.3	1.3	0	0
Net new money (CHF billion)	18.6	(4.1)	15.5
Invested assets (CHF billion)	1,023	977	925	5	11
Client assets (CHF billion)	1,202	1,157	1,092	4	10
Loans, gross (CHF billion)	104.3	101.9	102.4	2	2
Due to customers (CHF billion)	193.6	192.3	181.5	1	7
Personnel (full-time equivalents)	9,660	9,721	10,332	(1)	(7)
Client advisors (full-time equivalents)	3,850	3,859	4,026	0	(4)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    6 Recurring income consists of net interest income and recurring net fee income.    7 Refer to the “Capital management” section of this report for more information.    8 Represents RWA and LRD held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other CC units. For the purpose of attributing equity under the revised framework effective from 1 January 2017, these resources are allocated to the business divisions and other CC units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Regional breakdown of key figures¹˒²
As of or for the quarter ended 31.3.17	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth	of which: Global Family Office³
Net new money (CHF billion)	10.5	5.8	0.7	2.1	12.2	2.8
Net new money growth (%)	11.9	7.9	1.6	5.6	8.8	11.9
Invested assets (CHF billion)	371	311	186	152	586	100
Client advisors (full-time equivalents)	1,298	1,025	747	672	812⁴

1 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    2 Based on the Wealth Management business area structure and excluding minor functions with 108 client advisors, CHF 3 billion of invested assets, and CHF 0.5 billion of net new money outflows in the first quarter of 2017.    3 Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.   4 Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

Results: 1Q17 vs 1Q16

Profit before tax increased by CHF 82 million or 15% to CHF 639 million and adjusted profit before tax increased by CHF 91 million or 14% to CHF 727 million, reflecting both lower operating expenses and higher operating income.

Operating income

Total operating income increased by CHF 44 million or 2% to CHF 1,929 million, mainly due to higher transaction-based income, partly offset by lower net interest and recurring net fee income.

Net interest income decreased by CHF 20 million to CHF 559 million, due to lower treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM), reflecting higher funding costs for long-term debt that contributes to total loss-absorbing capacity, as well as a change made in the first quarter of 2017 to the methodology used to allocate certain Group ALM revenues. This was partly offset by higher deposit revenues primarily reflecting higher short-term US dollar interest rates.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income decreased by CHF 16 million to CHF 885 million, mainly due to the effects of cross-border outflows and shifts into retrocession-free products, as well as our exit from the Australian domestic business. These decreases were partly offset by an increase in average invested assets and increases in discretionary and advisory mandate penetration.

Transaction-based income increased by CHF 77 million to CHF 479 million, across most products, mainly due to increased client activity, most notably in Asia Pacific.

Operating expenses

Total operating expenses decreased by CHF 37 million or 3% to CHF 1,290 million and adjusted operating expenses decreased by CHF 46 million or 4% to CHF 1,202 million. Personnel expenses decreased by CHF 19 million to CHF 596 million and adjusted personnel expenses decreased by CHF 18 million to CHF 595 million, driven by a decrease in staff levels reflecting our cost reduction programs, partly offset by higher variable compensation expenses. General and administrative expenses increased by CHF 3 million to CHF 131 million and adjusted general and administrative expenses increased by CHF 6 million to CHF 120 million, due to CHF 6 million higher net expenses for provisions for litigation, regulatory and similar matters. Net expenses for services from Corporate Center and other business divisions decreased by CHF 21 million and adjusted net expenses for services decreased by CHF 35 million, mainly reflecting lower net expenses from Group Technology and Group Communications and Branding, partly offset by higher costs related to regulatory initiatives.

Net new money: 1Q17 vs 1Q16

Net new money was CHF 18.6 billion compared with CHF 15.5 billion. The annualized net new money growth rate was 7.6% compared with 6.5%. Net new money was positive in all regions, partly offset by CHF 1.4 billion of cross border-related net outflows. Net inflows in Europe were particularly strong. Net new money from ultra high net worth clients was CHF 12.2 billion compared with CHF 13.3 billion.

Invested assets: 1Q17 vs 4Q16

Invested assets increased by CHF 46 billion to CHF 1,023 billion, mainly due to positive market performance of CHF 34 billion and net new money of CHF 19 billion, partly offset by negative foreign currency translation effects of CHF 6 billion. Discretionary and advisory mandate penetration increased to 27.8% from 26.9%.

Wealth Management Americas

Wealth Management Americas – in US dollars¹
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Results
Net interest income	410	405	351	1	17
Recurring net fee income²	1,244	1,267	1,182	(2)	5
Transaction-based income³	396	372	361	6	10
Other income	5	16	6	(69)	(17)
Income	2,054	2,060	1,900	0	8
Credit loss (expense) / recovery	(1)	0	(1)		0
Total operating income	2,053	2,059	1,899	0	8
Personnel expenses	1,284	1,237	1,209	4	6
Financial advisor compensation⁴	791	757	714	4	11
Compensation commitments with recruited financial advisors⁵	197	199	199	(1)	(1)
Salaries and other personnel costs	296	281	295	5	0
General and administrative expenses	144	166	145	(13)	(1)
Services (to) / from Corporate Center and other business divisions	312	309	320	1	(3)
of which: services from CC – Services	308	306	317	1	(3)
Depreciation and impairment of property, equipment and software	1	0	0
Amortization and impairment of intangible assets	11	10	13	10	(15)
Total operating expenses	1,751	1,723	1,688	2	4
Business division operating profit / (loss) before tax	302	337	212	(10)	42

Adjusted results⁶
Total operating income as reported	2,053	2,059	1,899	0	8
of which: gains on sale of financial assets available for sale		10
Total operating income (adjusted)	2,053	2,049	1,899	0	8
Total operating expenses as reported	1,751	1,723	1,688	2	4
of which: personnel-related restructuring expenses	0	1	0
of which: non-personnel-related restructuring expenses	0	0	0
of which: restructuring expenses allocated from CC – Services	22	29	33
Total operating expenses (adjusted)	1,729	1,692	1,655	2	4
Business division operating profit / (loss) before tax as reported	302	337	212	(10)	42
Business division operating profit / (loss) before tax (adjusted)	324	358	245	(9)	32

Key performance indicators⁷
Pre-tax profit growth (%)	42.5		(20.9)
Cost / income ratio (%)	85.2	83.6	88.8
Net new money growth (%)	0.7	(0.5)	5.3
Gross margin on invested assets (bps)	73	74	73	(1)	0
Net margin on invested assets (bps)	11	12	8	(8)	38

Adjusted key performance indicators⁶˒⁷
Pre-tax profit growth (%)	32.2	468.3	(16.4)
Cost / income ratio (%)	84.2	82.5	87.1
Net new money growth (%)	0.7	(0.5)	5.3
Gross margin on invested assets (bps)	73	74	73	(1)	0
Net margin on invested assets (bps)	11	13	9	(15)	22

Wealth Management Americas

Wealth Management Americas – in US dollars (continued)¹
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Additional information
Recurring income⁸	1,654	1,672	1,533	(1)	8
Recurring income as a percentage of income (%)	80.5	81.2	80.7
Average attributed equity (USD billion)⁹	6.7	2.6	2.5	158	168
Return on attributed equity (%)⁹	17.9	51.8	33.9
Return on attributed tangible equity (%)⁹	40.8
Risk-weighted assets (USD billion)⁹	25.0	23.4	23.0	7	9
of which: held by Wealth Management Americas (USD billion)	24.0	23.4	23.0	3	4
of which: held by CC – Group ALM on behalf of Wealth Management Americas (USD billion)¹⁰	1.0
Leverage ratio denominator (USD billion)⁹	91.2	66.9	63.3	36	44
of which: held by Wealth Management Americas (USD billion)	67.7	66.9	63.3	1	7
of which: held by CC – Group ALM on behalf of Wealth Management Americas (USD billion)¹⁰	23.4
Goodwill and intangible assets (USD billion)	3.6	3.7	3.7	(3)	(3)
Net new money (USD billion)	1.9	(1.3)	13.6
Net new money including interest and dividend income (USD billion)¹¹	7.8	6.6	19.1
Invested assets (USD billion)	1,153	1,111	1,050	4	10
Client assets (USD billion)	1,198	1,160	1,099	3	9
Loans, gross (USD billion)	51.5	51.6	48.7	0	6
Due to customers (USD billion)	85.4	89.2	86.5	(4)	(1)
Recruitment loans to financial advisors	2,946	3,033	3,254	(3)	(9)
Other loans to financial advisors	565	462	543	22	4
Personnel (full-time equivalents)	13,544	13,526	13,682	0	(1)
Financial advisors (full-time equivalents)	6,969	7,025	7,145	(1)	(2)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    5 Compensation commitments with recruited financial advisors represents expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    6 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    7 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    8 Recurring income consists of net interest income and recurring net fee income.    9 Refer to the “Capital management” section of this report for more information.    10 Represents RWA and LRD held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other CC units. For the purpose of attributing equity under the revised framework effective from 1 January 2017, these resources are allocated to the business divisions and other CC units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    11 Presented in line with historical reporting practice in the US market.

Results: 1Q17 vs 1Q16

Profit before tax increased by USD 90 million or 42% to USD 302 million and adjusted profit before tax increased by USD 79 million or 32% to USD 324 million, driven by higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 154 million or 8% to USD 2,053 million, reflecting higher recurring net fee income, net interest income and transaction-based income.

Net interest income increased by USD 59 million to USD 410 million, mainly due to higher short-term US dollar interest rates as well as growth in deposit and loan balances. The average mortgage portfolio balance increased 19% and the average securities-backed lending portfolio balance increased 3%.

Recurring net fee income increased by USD 62 million to USD 1,244 million, mainly due to higher managed account fees on increased invested assets.

Transaction-based income increased by USD 35 million to USD 396 million due to higher client activity.

Operating expenses

Total operating expenses increased by USD 63 million or 4% to USD 1,751 million and adjusted operating expenses increased by USD 74 million or 4% to USD 1,729 million. Personnel expenses increased by USD 75 million, mainly due to higher financial advisor compensation reflecting higher compensable revenue.

Net new money: 1Q17 vs 1Q16

Net new money was USD 1.9 billion in the first quarter of 2017, mainly reflecting net inflows from financial advisors employed with UBS for more than one year, partly offset by net outflows from net recruiting. In the same quarter last year, net new money was USD 13.6 billion, predominantly from newly recruited advisors. The annualized net new money growth rate was 0.7% compared with 5.3%.

Invested assets: 1Q17 vs 4Q16

Invested assets increased by USD 42 billion to USD 1,153 billion, reflecting positive market performance of USD 40 billion and net new money inflows of USD 2 billion. Discretionary and advisory mandate penetration increased to 35.2% from 34.7%.

Wealth Management Americas

Wealth Management Americas – in Swiss francs¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Results
Net interest income	409	409	349	0	17
Recurring net fee income²	1,242	1,277	1,176	(3)	6
Transaction-based income³	396	375	360	6	10
Other income	5	16	6	(69)	(17)
Income	2,051	2,076	1,891	(1)	8
Credit loss (expense) / recovery	(1)	0	(1)		0
Total operating income	2,051	2,076	1,889	(1)	9
Personnel expenses	1,283	1,247	1,202	3	7
Financial advisor compensation⁴	790	763	711	4	11
Compensation commitments with recruited financial advisors⁵	197	201	198	(2)	(1)
Salaries and other personnel costs	295	283	293	4	1
General and administrative expenses	144	168	144	(14)	0
Services (to) / from Corporate Center and other business divisions	311	312	318	0	(2)
of which: services from CC – Services	308	308	315	0	(2)
Depreciation and impairment of property, equipment and software	1	0	0
Amortization and impairment of intangible assets	11	10	13	10	(15)
Total operating expenses	1,749	1,737	1,678	1	4
Business division operating profit / (loss) before tax	301	339	211	(11)	43

Adjusted results⁶
Total operating income as reported	2,051	2,076	1,889	(1)	9
of which: gains on sale of financial assets available for sale		10
Total operating income (adjusted)	2,051	2,066	1,889	(1)	9
Total operating expenses as reported	1,749	1,737	1,678	1	4
of which: personnel-related restructuring expenses	0	1	0
of which: non-personnel-related restructuring expenses	0	0	0
of which: restructuring expenses allocated from CC – Services	22	30	33
Total operating expenses (adjusted)	1,727	1,706	1,645	1	5
Business division operating profit / (loss) before tax as reported	301	339	211	(11)	43
Business division operating profit / (loss) before tax (adjusted)	323	360	244	(10)	32

Key performance indicators⁷
Pre-tax profit growth (%)	42.7		(16.6)
Cost / income ratio (%)	85.3	83.7	88.7
Net new money growth (%)	0.7	(0.5)	5.3
Gross margin on invested assets (bps)	72	75	74	(4)	(3)
Net margin on invested assets (bps)	11	12	8	(8)	38

Adjusted key performance indicators⁶˒⁷
Pre-tax profit growth (%)	32.4	462.5	(11.9)
Cost / income ratio (%)	84.2	82.6	87.0
Net new money growth (%)	0.7	(0.5)	5.3
Gross margin on invested assets (bps)	72	75	74	(4)	(3)
Net margin on invested assets (bps)	11	13	10	(15)	10

Wealth Management Americas – in Swiss francs (continued)¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Additional information
Recurring income⁸	1,651	1,685	1,525	(2)	8
Recurring income as a percentage of income (%)	80.5	81.2	80.6
Average attributed equity (CHF billion)⁹	6.7	2.6	2.5	158	168
Return on attributed equity (%)⁹	17.9	52.2	33.8
Return on attributed tangible equity (%)⁹	40.7
Risk-weighted assets (CHF billion)⁹	25.1	23.8	22.1	5	14
of which: held by Wealth Management Americas (CHF billion)	24.1	23.8	22.1	1	9
of which: held by CC – Group ALM on behalf of Wealth Management Americas (CHF billion)¹⁰	1.0
Leverage ratio denominator (CHF billion)⁹	91.3	68.1	60.9	34	50
of which: held by Wealth Management Americas (CHF billion)	67.9	68.1	60.9	0	11
of which: held by CC – Group ALM on behalf of Wealth Management Americas (CHF billion)¹⁰	23.5
Goodwill and intangible assets (CHF billion)	3.7	3.7	3.6	0	3
Net new money (CHF billion)	1.9	(1.3)	13.6
Net new money including interest and dividend income (CHF billion)¹¹	7.8	6.7	19.1
Invested assets (CHF billion)	1,155	1,131	1,009	2	14
Client assets (CHF billion)	1,201	1,181	1,056	2	14
Loans, gross (CHF billion)	51.6	52.5	46.8	(2)	10
Due to customers (CHF billion)	85.6	90.8	83.2	(6)	3
Recruitment loans to financial advisors	2,952	3,087	3,128	(4)	(6)
Other loans to financial advisors	566	471	522	20	8
Personnel (full-time equivalents)	13,544	13,526	13,682	0	(1)
Financial advisors (full-time equivalents)	6,969	7,025	7,145	(1)	(2)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    5 Compensation commitments with recruited financial advisors represents expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    6 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    7 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    8 Recurring income consists of net interest income and recurring net fee income.    9 Refer to the “Capital management” section of this report for more information.    10 Represents RWA and LRD held by Corporate Center − Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other CC units. For the purpose of attributing equity under the revised framework effective from 1 January 2017, these resources are allocated to the business divisions and other CC units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    11 Presented in line with historical reporting practice in the US market.

Personal & Corporate Banking

Personal & Corporate Banking

Personal & Corporate Banking¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Results
Net interest income	514	540	560	(5)	(8)
Recurring net fee income²	139	130	139	7	0
Transaction-based income³	262	256	244	2	7
Other income	36	23	20	57	80
Income	951	949	963	0	(1)
Credit loss (expense) / recovery	7	(8)	0
Total operating income	958	941	963	2	(1)
Personnel expenses	213	208	213	2	0
General and administrative expenses	59	100	61	(41)	(3)
Services (to) / from Corporate Center and other business divisions	265	255	287	4	(8)
of which: services from CC – Services	292	284	311	3	(6)
Depreciation and impairment of property, equipment and software	3	4	4	(25)	(25)
Amortization and impairment of intangible assets	0	0	0
Total operating expenses	540	567	564	(5)	(4)
Business division operating profit / (loss) before tax	418	374	399	12	5

Adjusted results⁴
Total operating income as reported	958	941	963	2	(1)
Total operating income (adjusted)	958	941	963	2	(1)
Total operating expenses as reported	540	567	564	(5)	(4)
of which: personnel-related restructuring expenses	2	2	0
of which: non-personnel-related restructuring expenses	0	0	0
of which: restructuring expenses allocated from CC – Services	17	19	23
Total operating expenses (adjusted)	521	546	541	(5)	(4)
Business division operating profit / (loss) before tax as reported	418	374	399	12	5
Business division operating profit / (loss) before tax (adjusted)	437	395	422	11	4

Key performance indicators⁵
Pre-tax profit growth (%)	4.8	5.4	(6.6)
Cost / income ratio (%)	56.8	59.7	58.6
Net interest margin (bps)	154	161	166	(4)	(7)
Net new business volume growth for personal banking (%)	6.7	1.1	4.9

Adjusted key performance indicators⁴˒⁵
Pre-tax profit growth (%)	3.6	(0.3)	(4.7)
Cost / income ratio (%)	54.8	57.5	56.2
Net interest margin (bps)	154	161	166	(4)	(7)
Net new business volume growth for personal banking (%)	6.7	1.1	4.9

Personal & Corporate Banking (continued)¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.17	31.12.16	31.3.16	31.3.17	31.3.16

Additional information
Average attributed equity (CHF billion)⁶	6.0	4.1	4.1	46	46
Return on attributed equity (%)⁶	27.7	36.5	38.9
Return on attributed tangible equity (%)⁶	27.7
Risk-weighted assets (CHF billion)⁶	45.5	41.6	36.9	9	23
of which: held by Personal & Corporate Banking (CHF billion)	44.4	41.6	36.9	7	20
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (CHF billion)⁷	1.1
Leverage ratio denominator (CHF billion)⁶	192.1	152.2	152.2	26	26
of which: held by Personal & Corporate Banking (CHF billion)	151.0	152.2	152.2	(1)	(1)
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (CHF billion)⁷	41.1
Business volume for personal banking (CHF billion)	152	149	148	2	3
Net new business volume for personal banking (CHF billion)	2.5	0.4	1.8
Client assets (CHF billion)	479	466	440	3	9
Due to customers (CHF billion)	136.9	135.9	133.5	1	3
Loans, gross (CHF billion)	133.9	133.9	135.0	0	(1)
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.5	92.9	93.1
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)⁸	0.5	0.6	0.7
Personnel (full-time equivalents)	5,132	5,143	5,092	0	1

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    6 Refer to the “Capital management” section of this report for more information.    7 Represents RWA and LRD held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other CC units. For the purpose of attributing equity under the revised framework effective from 1 January 2017, these resources are allocated to the business divisions and other CC units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    8 Refer to the “Risk management and control” section of this report for more information on impaired loan exposures.

Personal & Corporate Banking

Results: 1Q17 vs 1Q16

Profit before tax increased by CHF 19 million or 5% to CHF 418 million and adjusted profit before tax increased by CHF 15 million or 4% to CHF 437 million, driven by lower operating expenses.

Operating income

Total operating income decreased by CHF 5 million or 1% to CHF 958 million, due to lower net interest income, partly offset by higher transaction-based income and other income as well as higher credit loss recoveries.

Net interest income decreased by CHF 46 million to CHF 514 million, due to lower treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM), reflecting higher funding costs for long-term debt that contributes to total loss-absorbing capacity, as well as a change made in the first quarter of 2017 to the methodology used to allocate certain Group ALM revenues.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income was unchanged at CHF 139 million.

Transaction-based income increased by CHF 18 million to CHF 262 million, mainly due to higher corporate finance fees and higher fees received from Wealth Management, reflecting increased volumes of referrals and net client shifts.

Other income increased by CHF 16 million to CHF 36 million, mainly due to a gain of CHF 20 million on the sale of an income-producing real estate loan portfolio to a non-consolidated investment foundation in connection with our recently launched new mortgage financing platform, UBS Atrium. In this platform, UBS acts as an independent broker, connecting institutional investors seeking to invest in mortgages on income-producing real estate with potential borrowers.

Net credit loss was a recovery of CHF 7 million compared with zero, driven by lower expenses for newly impaired positions.

Operating expenses

Total operating expenses decreased by CHF 24 million or 4% to CHF 540 million and adjusted operating expenses decreased by CHF 20 million to CHF 521 million. The decrease in adjusted operating expenses was mainly due to CHF 16 million lower adjusted net expenses for services from Corporate Center and other business divisions, mainly reflecting lower cost allocations from Group Technology and Group Operations.

Net new business volume growth for personal banking: 1Q17 vs 1Q16

The annualized net new business volume growth rate for our personal banking business was 6.7% compared with 4.9%. Net new client assets and, to a lesser extent, net new loans were positive.

Asset Management

Asset Management¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Results
Net management fees²	423	468	446	(10)	(5)
Performance fees	26	31	23	(16)	13
Total operating income	450	499	468	(10)	(4)
Personnel expenses	162	164	183	(1)	(11)
General and administrative expenses	57	71	57	(20)	0
Services (to) / from Corporate Center and other business divisions	127	120	137	6	(7)
of which: services from CC – Services	135	126	142	7	(5)
Depreciation and impairment of property, equipment and software	0	0	0
Amortization and impairment of intangible assets	1	1	1	0	0
Total operating expenses	347	356	378	(3)	(8)
Business division operating profit / (loss) before tax	103	144	90	(28)	14

Adjusted results³
Total operating income as reported	450	499	468	(10)	(4)
Total operating income (adjusted)	450	499	468	(10)	(4)
Total operating expenses as reported	347	356	378	(3)	(8)
of which: personnel-related restructuring expenses	2	1	1
of which: non-personnel-related restructuring expenses	5	5	2
of which: restructuring expenses allocated from CC – Services	13	5	17
Total operating expenses (adjusted)	327	344	358	(5)	(9)
Business division operating profit / (loss) before tax as reported	103	144	90	(28)	14
Business division operating profit / (loss) before tax (adjusted)	123	156	110	(21)	12

Key performance indicators⁴
Pre-tax profit growth (%)	14.4	(15.8)	(46.4)
Cost / income ratio (%)	77.1	71.3	80.8
Net new money growth excluding money market flows (%)	13.3	(6.7)	(4.0)
Gross margin on invested assets (bps)	27	31	29	(13)	(7)
Net margin on invested assets (bps)	6	9	6	(33)	0

Adjusted key performance indicators³˒⁴
Pre-tax profit growth (%)	11.8	2.0	(40.9)
Cost / income ratio (%)	72.7	68.9	76.5
Net new money growth excluding money market flows (%)	13.3	(6.7)	(4.0)
Gross margin on invested assets (bps)	27	31	29	(13)	(7)
Net margin on invested assets (bps)	7	10	7	(30)	0

Information by business line / asset class
Net new money (CHF billion)
Equities	10.0	(5.3)	(1.2)
Fixed Income	9.6	(0.5)	(3.7)
of which: money market	3.2	2.4	3.0
Multi Assets & Solutions	1.5	(1.8)	1.1
Hedge Fund Businesses	0.7	(0.3)	0.5
Real Estate & Private Markets	1.1	0.4	0.4
Total net new money	22.9	(7.4)	(2.9)

Asset Management

Asset Management (continued)¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Invested assets (CHF billion)
Equities	242	220	206	10	17
Fixed Income	221	210	204	5	8
of which: money market	69	66	60	5	15
Multi Assets & Solutions	127	121	119	5	7
Hedge Fund Businesses	40	39	37	3	8
Real Estate & Private Markets	68	67	62	1	10
Total invested assets	697	656	628	6	11
of which: passive strategies	236	207	185	14	28

Information by region
Invested assets (CHF billion)
Americas	164	160	147	3	12
Asia Pacific	149	129	128	16	16
Europe, Middle East and Africa	147	143	137	3	7
Switzerland	238	225	215	6	11
Total invested assets	697	656	628	6	11

Information by channel
Invested assets (CHF billion)
Third party institutional	431	395	373	9	16
Third party wholesale	74	75	71	(1)	4
UBS’s wealth management businesses	192	186	184	3	4
Total invested assets	697	656	628	6	11

Assets under administration
Assets under administration (CHF billion)⁵	439	420	407	5	8
Net new assets under administration (CHF billion)⁶	8.4	(7.6)	7.8
Gross margin on assets under administration (bps)	3	3	3	0	0

Additional information
Average attributed equity (CHF billion)⁷	1.7	1.4	1.4	21	21
Return on attributed equity (%)⁷	24.1	41.1	25.7
Return on attributed tangible equity (%)⁷	133.3
Risk-weighted assets (CHF billion)⁷	4.1	3.9	2.4	5	71
of which: held by Asset Management (CHF billion)	4.1	3.9	2.4	5	71
of which: held by CC – Group ALM on behalf of Asset Management (CHF billion)⁸	0.1
Leverage ratio denominator (CHF billion)⁷	4.8	2.7	2.5	78	92
of which: held by Asset Management (CHF billion)	2.7	2.7	2.5	0	8
of which: held by CC – Group ALM on behalf of Asset Management (CHF billion)⁸	2.1
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.4	0	0
Personnel (full-time equivalents)	2,306	2,308	2,329	0	(1)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, gains and losses on the sale of subsidiaries and businesses and other items that are not performance fees.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    5 Includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund setup, accounting and reporting for traditional investment funds and alternative funds.    6 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    7 Refer to the “Capital management” section of this report for more information.    8 Represents RWA and LRD held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other CC units. For the purpose of attributing equity under the revised framework effective from 1 January 2017, these resources are allocated to the business divisions and other CC units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Results: 1Q17  vs 1Q16

Profit before tax increased by CHF 13 million or 14% to CHF 103 million and adjusted profit before tax increased by CHF 13 million or 12% to CHF 123 million, reflecting lower operating expenses, partly offset by lower operating income.

Operating income

Total operating income decreased by CHF 18 million or 4% to CHF 450 million. Net management fees were CHF 23 million lower, reflecting a combination of ongoing margin compression due to client shifts to passive investment allocation strategies and an impairment loss of CHF 14 million on a co-investment in an infrastructure fund. These decreases were partly offset by positive market performance and higher performance fees, which increased by CHF 3 million to CHF 26 million.

As of 31 March 2017, approximately 79% of performance fee-eligible assets within our hedge fund businesses exceeded high-water marks compared with 1%, reflecting improved performance in our multi and single manager hedge funds.

Operating expenses

Total operating expenses decreased by CHF 31 million or 8% to CHF 347 million. Adjusted operating expenses decreased by CHF 31 million or 9% to CHF 327 million, mainly as adjusted personnel expenses decreased by CHF 22 million, driven by lower expenses for variable compensation and lower salary costs as a result of our cost reduction programs. Adjusted net expenses for services from Corporate Center and other business divisions decreased by CHF 6 million, mainly reflecting lower cost allocations from Group Operations.

Net new money: 1Q17  vs 1Q16

Excluding money market flows, net new money amounted to CHF 19.7 billion compared with net outflows of CHF 5.9 billion, which resulted in an annualized net new money growth rate of positive 13.3% compared with negative 4.0%. The first quarter of 2017 included a CHF 12.7 billion single inflow from an Asia Pacific institutional client, largely into indexed equities and, to a lesser extent, indexed fixed income. Client shifts into lower-margin passive mandates are expected to have a dampening effect on gross margin levels.

Invested assets: 1Q17  vs 4Q16

Invested assets increased to CHF 697 billion from CHF 656 billion, mainly reflecting net new money (including money market flows) of CHF 23 billion and positive market performance of CHF 19 billion, partly offset by negative foreign currency translation effects of CHF 2 billion.

Assets under administration: 1Q17  vs 4Q16

Total assets under administration increased to CHF 439 billion from CHF 420 billion, reflecting positive market performance of CHF 12 billion and net new assets under administration inflows of CHF 8 billion, partly offset by negative foreign currency translation effects of CHF 1 billion.

On 20 February 2017, UBS announced that it has entered into an agreement to sell Asset Management’s fund administration servicing units in Luxembourg and Switzerland to Northern Trust. The transaction is expected to close in the second half of 2017, subject to relevant approvals and other customary conditions.

Investment Bank

Investment Bank

Investment Bank¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Results
Corporate Client Solutions	718	708	474	1	51
Advisory	166	244	132	(32)	26
Equity Capital Markets	252	204	154	24	64
Debt Capital Markets	210	171	145	23	45
Financing Solutions	93	103	62	(10)	50
Risk Management	(3)	(14)	(18)	(79)	(83)
Investor Client Services	1,387	1,311	1,403	6	(1)
Equities	934	891	920	5	2
Foreign Exchange, Rates and Credit	452	419	483	8	(6)
Income	2,104	2,019	1,877	4	12
Credit loss (expense) / recovery	(6)	(5)	2	20
Total operating income	2,098	2,014	1,879	4	12
Personnel expenses	818	742	728	10	12
General and administrative expenses	130	272	170	(52)	(24)
Services (to) / from Corporate Center and other business divisions	665	687	718	(3)	(7)
of which: services from CC – Services	641	661	691	(3)	(7)
Depreciation and impairment of property, equipment and software	3	3	6	0	(50)
Amortization and impairment of intangible assets	3	3	3	0	0
Total operating expenses	1,619	1,708	1,625	(5)	0
Business division operating profit / (loss) before tax	480	306	253	57	90

Adjusted results²
Total operating income as reported	2,098	2,014	1,879	4	12
of which: gains on sale of financial assets available for sale³		78
Total operating income (adjusted)	2,098	1,936	1,879	8	12
Total operating expenses as reported	1,619	1,708	1,625	(5)	0
of which: personnel-related restructuring expenses	18	40	17
of which: non-personnel-related restructuring expenses	2	5	2
of which: restructuring expenses allocated from CC – Services	57	72	97
Total operating expenses (adjusted)	1,541	1,592	1,508	(3)	2
Business division operating profit / (loss) before tax as reported	480	306	253	57	90
Business division operating profit / (loss) before tax (adjusted)	558	344	370	62	51

Key performance indicators⁴
Pre-tax profit growth (%)	89.7	282.5	(67.0)
Cost / income ratio (%)	76.9	84.6	86.6
Return on attributed equity (%)⁵	21.0	16.1	13.1

Adjusted key performance indicators²˒⁴
Pre-tax profit growth (%)	50.8	54.3	(55.7)
Cost / income ratio (%)	73.2	82.0	80.3
Return on attributed equity (%)⁵	24.4	18.1	19.2

Investment Bank (continued)¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Additional information
Total assets (CHF billion)⁶	228.6	242.3	256.6	(6)	(11)
Average attributed equity (CHF billion)⁵	9.1	7.6	7.7	20	18
Return on attributed tangible equity (%)⁵	21.4
Risk-weighted assets (CHF billion)⁵	66.2	70.4	63.4	(6)	4
of which: held by the Investment Bank (CHF billion)	65.4	70.4	63.4	(7)	3
of which: held by CC – Group ALM on behalf of the Investment Bank (CHF billion)⁷	0.8
Return on risk-weighted assets, gross (%)⁸	12.3	11.9	11.9
Leverage ratio denominator (CHF billion)⁵	277.5	231.2	262.2	20	6
of which: held by the Investment Bank (CHF billion)	245.1	231.2	262.2	6	(7)
of which: held by CC – Group ALM on behalf of the Investment Bank (CHF billion)⁷	32.4
Return on leverage ratio denominator, gross (%)⁸	3.3	3.4	2.8
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0
Compensation ratio (%)	38.9	36.8	38.8
Average VaR (1-day, 95% confidence, 5 years of historical data)	8	10	10	(20)	(20)
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)⁹	0.9	0.9	1.7
Personnel (full-time equivalents)	4,851	4,734	5,218	2	(7)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects a gain on the partial sale of our investment in IHS Markit.    4 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    5 Refer to the “Capital management” section of this report for more information.    6 Based on third-party view, i.e., without intercompany balances.    7 Represents RWA and LRD held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other CC units. For the purpose of attributing equity under the revised framework effective from 1 January 2017, these resources are allocated to the business divisions and other CC units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    8 Based on total RWA and LRD. Figures for periods prior to 31 March 2017 are based on RWA and LRD held by the Investment Bank and are therefore not fully comparable.    9 Refer to the “Risk management and control” section of this report for more information on impaired loan exposures.

Results: 1Q17 vs 1Q16

Profit before tax increased by CHF 227 million or 90% to CHF 480 million and adjusted profit before tax increased by CHF 188 million or 51% to CHF 558 million, mainly as a result of higher revenues in Corporate Client Solutions.

Operating income

Total operating income increased by CHF 219 million or 12% to CHF 2,098 million, primarily reflecting a CHF 244 million increase in Corporate Client Solutions revenues. Investor Client Services revenues decreased by CHF 16 million. In US dollar terms, operating income increased 11%.

Operating income by business unit:

Corporate Client Solutions

Corporate Client Solutions revenues increased by CHF 244 million or 51% to CHF 718 million, reflecting higher revenues across all products, with the largest increase in Equity Capital Markets. In US dollar terms, revenues increased 51%.

Advisory revenues increased to CHF 166 million from CHF 132 million, reflecting higher revenues from merger and acquisition transactions despite a global fee pool decline of 5%, partly offset by lower revenues from private transactions.

Equity Capital Markets revenues increased to CHF 252 million from CHF 154 million, mainly due to higher revenues from public offerings, primarily reflecting a 73% increase in the global fee pool.

Debt Capital Markets revenues increased to CHF 210 million from CHF 145 million, mainly due to higher leveraged finance revenues compared with a weak prior-year quarter, partly offset by lower investment grade revenues.

Financing Solutions revenues increased to CHF 93 million from CHF 62 million, mainly reflecting an increase in real estate finance revenues.

Risk Management revenues were negative CHF 3 million compared with negative CHF 18 million, mainly due to lower losses on portfolio hedges.

Investor Client Services

Investor Client Services revenues decreased by CHF 16 million to CHF 1,387 million due to a decrease in Foreign Exchange, Rates and Credit revenues, partly offset by higher Equities revenues. In US dollar terms, revenues decreased 2%.

Investment Bank

Equities

Equities revenues increased to CHF 934 million from CHF 920 million, driven by higher revenues in Financing Services.

Cash revenues decreased slightly to CHF 318 million from CHF 325 million, mainly due to lower client activity.

Derivatives revenues were largely unchanged at CHF 241 million.

Financing Services revenues increased to CHF 379 million from CHF 348 million, driven by higher Equity Finance and Prime Brokerage revenues, as a result of increased client activity.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues decreased to CHF 452 million from CHF 483 million, mainly due to lower market volatility and weaker client activity levels across foreign exchange products and interest rate options. This decrease was partly offset by higher credit trading revenues, reflecting stronger client activity levels and tighter credit spreads.

Operating expenses

Total operating expenses were broadly unchanged at CHF 1,619 million, while adjusted operating expenses increased by CHF 33 million or 2% to CHF 1,541 million.

Personnel expenses increased to CHF 818 million from CHF 728 million and adjusted personnel expenses increased to CHF 800 million from CHF 711 million, reflecting higher variable compensation expenses, partly offset by lower salary expenses resulting from our cost reduction programs.

General and administrative expenses decreased by CHF 40 million to CHF 130 million and on an adjusted basis decreased by CHF 40 million to CHF 128 million. This decrease mainly reflected a credit of CHF 14 million related to the 2016 UK bank levy as well as lower travel and entertainment expenses.

Net expenses for services from Corporate Center and other business divisions decreased to CHF 665 million from CHF 718 million and adjusted net expenses decreased to CHF 608 million from CHF 621 million, mainly due to lower net expenses from Group Technology, partly offset by higher implementation costs related to regulatory requirements.

Risk-weighted assets and leverage ratio denominator: 1Q17 vs 4Q16

Risk-weighted assets

Risk-weighted assets (RWA) held by the Investment Bank decreased by CHF 5 billion to CHF 65 billion as of 31 March 2017, mainly due to a decrease in market risk RWA. Total RWA, including RWA held by Corporate Center – Group ALM on behalf of the Investment Bank, were CHF 66 billion as of 31 March 2017, below our short- to medium-term expectation of around CHF 85 billion.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD) held by the Investment Bank increased by CHF 14 billion to CHF 245 billion as of 31 March 2017, primarily driven by higher trading portfolio assets mainly due to market- and client-driven increases. Total LRD, including LRD held by Corporate Center – Group ALM on behalf of the Investment Bank, was CHF 278 billion as of 31 March 2017, below our short- to medium-term expectation of around CHF 325 billion.

→   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Corporate Center

Corporate Center¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Results
Total operating income	47	(256)	(252)
Personnel expenses	989	964	983	3	1
General and administrative expenses	985	1,306	1,104	(25)	(11)
Services (to) / from business divisions	(1,930)	(1,994)	(2,043)	(3)	(6)
Depreciation and impairment of property, equipment and software	249	247	232	1	7
Amortization and impairment of intangible assets	5	5	5	0	0
Total operating expenses	298	528	282	(44)	6
Operating profit / (loss) before tax	(251)	(784)	(534)	(68)	(53)

Adjusted results²
Total operating income as reported	47	(256)	(252)
of which: net foreign currency translation gains / (losses)³		27	(123)
Total operating income (adjusted)	47	(283)	(129)
Total operating expenses as reported	298	528	282	(44)	6
of which: personnel-related restructuring expenses	93	114	107
of which: non-personnel-related restructuring expenses	110	163	118
of which: restructuring expenses allocated from CC – Services	(185)	(230)	(232)
Total operating expenses (adjusted)	281	481	288	(42)	(2)
Operating profit / (loss) before tax as reported	(251)	(784)	(534)	(68)	(53)
Operating profit / (loss) before tax (adjusted)	(234)	(764)	(417)	(69)	(44)

Additional information
Average attributed equity (CHF billion)⁴	24.1	29.0	28.7	(17)	(16)
Total assets (CHF billion)⁵	348.8	359.4	380.8	(3)	(8)
Risk-weighted assets (fully applied, CHF billion)⁴˒⁶	56.5	57.1	62.7	(1)	(10)
Leverage ratio denominator (fully applied, CHF billion)⁴˒⁶	297.6	300.7	310.6	(1)	(4)
Personnel (full-time equivalents)	23,922	23,955	23,894	0	0

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Refer to the “Capital management” section of this report for more information.    5 Based on third-party view, i.e., without intercompany balances.    6 Prior to attributions to business divisions and other CC units for the purpose of attributing equity.

Corporate Center

Corporate Center – Services

Corporate Center – Services¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Results
Total operating income	(18)	(59)	(55)	(69)	(67)
Personnel expenses	966	940	968	3	0
General and administrative expenses	965	1,114	1,042	(13)	(7)
Depreciation and impairment of property, equipment and software	249	247	232	1	7
Amortization and impairment of intangible assets	5	5	5	0	0
Total operating expenses before allocations to BDs and other CC units	2,185	2,305	2,247	(5)	(3)
Services (to) / from business divisions and other CC units	(1,981)	(2,049)	(2,099)	(3)	(6)
of which: services to Wealth Management	(536)	(592)	(562)	(9)	(5)
of which: services to Wealth Management Americas	(308)	(308)	(315)	0	(2)
of which: services to Personal & Corporate Banking	(292)	(284)	(311)	3	(6)
of which: services to Asset Management	(135)	(126)	(142)	7	(5)
of which: services to Investment Bank	(641)	(661)	(691)	(3)	(7)
of which: services to CC – Group ALM	(29)	(31)	(29)	(6)	0
of which: services to CC – Non-core and Legacy Portfolio	(51)	(58)	(55)	(12)	(7)
Total operating expenses	204	256	148	(20)	38
Operating profit / (loss) before tax	(222)	(315)	(203)	(30)	9

Adjusted results²
Total operating income as reported	(18)	(59)	(55)	(69)	(67)
Total operating income (adjusted)	(18)	(59)	(55)	(69)	(67)
Total operating expenses as reported before allocations	2,185	2,305	2,247	(5)	(3)
of which: personnel-related restructuring expenses	92	114	107
of which: non-personnel-related restructuring expenses	110	163	118
Total operating expenses (adjusted) before allocations	1,983	2,028	2,022	(2)	(2)
Services (to) / from BDs and other CC units	(1,981)	(2,049)	(2,099)	(3)	(6)
of which: restructuring expenses allocated to BDs and other CC units	(188)	(237)	(233)
Total operating expenses as reported after allocations	204	256	148	(20)	38
Total operating expenses (adjusted) after allocations	189	216	156	(13)	21
Operating profit / (loss) before tax as reported	(222)	(315)	(203)	(30)	9
Operating profit / (loss) before tax (adjusted)	(207)	(275)	(211)	(25)	(2)

Additional information
Average attributed equity (CHF billion)³	20.3	22.8	22.2	(11)	(9)
Total assets (CHF billion)⁴	23.4	23.7	22.2	(1)	5
Risk-weighted assets (fully applied, CHF billion)³	28.9	27.6	24.0	5	20
of which: held by CC – Services (fully applied, CHF billion)	28.9	27.6	24.0	5	20
of which: held by CC – Group ALM on behalf of CC – Services (fully applied, CHF billion)⁵	0.0
Leverage ratio denominator (fully applied, CHF billion)³	6.5	5.8	5.1	12	27
of which: held by CC – Services (fully applied, CHF billion)	6.1	5.8	5.1	5	20
of which: held by CC – Group ALM on behalf of CC – Services (fully applied, CHF billion)⁵	0.4
Personnel (full-time equivalents)	23,720	23,750	23,695	0	0

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Refer to the “Capital management” section of this report for more information.    4 Based on third-party view, i.e., without intercompany balances.    5 Represents RWA and LRD held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other CC units. For the purpose of attributing equity under the revised framework effective from 1 January 2017, these resources are allocated to the business divisions and other CC units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Results: 1Q17 vs 1Q16

Corporate Center – Services recorded a loss before tax of CHF 222 million compared with CHF 203 million, and a loss of CHF 207 million on an adjusted basis compared with CHF 211 million.

Operating income

Operating income was negative CHF 18 million compared with negative CHF 55 million, mainly due to lower goodwill funding costs as a result of lower interest rates and a higher income allocation from Corporate Center – Group Asset and Liability Management (Group ALM), partly driven by a change made in the first quarter of 2017 to the methodology used to allocate certain Group ALM revenues.

Operating expenses

Operating expenses before service allocations to business divisions and other Corporate Center units

Before allocations to business divisions and other Corporate Center units, total operating expenses decreased by CHF 62 million or 3% to CHF 2,185 million. Adjusted operating expenses before allocations decreased by CHF 39 million or 2% to CHF 1,983 million.

Personnel expenses decreased by CHF 2 million to CHF 966 million and on an adjusted basis increased by CHF 13 million, mainly due to higher expenses for variable compensation, partly offset by an increase in the capitalization of personnel expenses related to internally generated software. General and administrative expenses decreased by CHF 77 million to CHF 965 million and on an adjusted basis decreased by CHF 65 million to CHF 859 million, reflecting lower outsourcing and infrastructure costs in Group Technology and a decrease in marketing costs. Depreciation expenses increased to CHF 249 million from CHF 232 million, primarily reflecting increased expenses related to internally generated capitalized software.

Services to / from business divisions and other Corporate Center units

Corporate Center – Services allocated expenses of CHF 1,981 million to the business divisions and other Corporate Center units compared with CHF 2,099 million. Adjusted net allocated expenses for services to business divisions and other Corporate Center units were CHF 1,793 million compared with CHF 1,866 million, mainly reflecting the aforementioned cost reductions.

Operating expenses after service allocations to / from business divisions and other Corporate Center units

Corporate Center – Services retains costs related to Group governance functions and other corporate activities, certain strategic and regulatory projects and certain restructuring expenses. Total operating expenses remaining in Corporate Center – Services after allocations increased to CHF 204 million from CHF 148 million and to CHF 189 million from CHF 156 million on an adjusted basis, mainly due to the aforementioned increase in variable compensation expenses.

Corporate Center

Corporate Center – Group Asset and Liability Management

Corporate Center – Group ALM¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Results
Business division-aligned risk management net income	209	210	214	0	(2)
Capital investment and issuance net income	(35)	(6)	33	483
Group structural risk management net income	(43)	(163)	(101)	(74)	(57)
Total risk management net income before allocations	130	41	146	217	(11)
Allocations to business divisions and other CC units	(88)	(98)	(164)	(10)	(46)
of which: Wealth Management	(71)	(87)	(106)	(18)	(33)
of which: Wealth Management Americas	(32)	(48)	(21)	(33)	52
of which: Personal & Corporate Banking	(59)	(71)	(94)	(17)	(37)
of which: Asset Management	(5)	(1)	(3)	400	67
of which: Investment Bank	86	78	59	10	46
of which: CC – Services	(30)	0	(21)		43
of which: CC – Non-core and Legacy Portfolio	23	31	22	(26)	5
Total risk management net income after allocations	42	(57)	(17)
Accounting asymmetries related to economic hedges	22	(40)	(89)
Hedge accounting ineffectiveness²	(7)	(20)	39	(65)
Net foreign currency translation gains / (losses)³		27	(123)
Other	8	(53)	40		(80)
Total operating income as reported	65	(144)	(150)
Total operating income (adjusted)⁴˒⁵	65	(171)	(27)
Personnel expenses	8	8	8	0	0
General and administrative expenses	4	7	3	(43)	33
Depreciation and impairment of property, equipment and software	0	0	0
Amortization and impairment of intangible assets	0	0	0
Services (to) / from business divisions and other CC units	(10)	(16)	(13)	(38)	(23)
Total operating expenses	2	0	(2)
Operating profit / (loss) before tax as reported	63	(144)	(148)
Operating profit / (loss) before tax (adjusted)⁴	63	(171)	(25)

Additional information
Average attributed equity (CHF billion)⁶	2.3	4.4	4.2	(48)	(45)
Total assets (CHF billion)⁷	265.1	267.2	258.8	(1)	2
Risk-weighted assets (CHF billion)⁶	10.5	10.6	7.1	(1)	48
of which: risk-weighted assets held by Group ALM on behalf of BDs and other CC units (CHF billion)⁸	4.3
Leverage ratio denominator (CHF billion)⁶	271.8	272.4	270.9	0	0
of which: leverage ratio denominator held by Group ALM on behalf of BDs and other CC units (CHF billion)⁸	153.6
Personnel (full-time equivalents)	139	142	127	(2)	9

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Does not include ineffectiveness of hedges of net investments in foreign operations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Adjusted total operating income excludes foreign currency translation gains or losses and net gains or losses related to the buyback of debt.    6 Refer to the “Capital management” section of this report for more information.    7 Based on third-party view, i.e., without intercompany balances.    8 Represents RWA and LRD held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other CC units. For the purpose of attributing equity under the revised framework effective from 1 January 2017, these resources are allocated to the business divisions and other CC units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Results: 1Q17 vs 1Q16

Corporate Center – Group Asset and Liability Management (Group ALM) recorded a profit before tax of CHF 63 million compared with a loss of CHF 148 million.

Operating income

Total operating income after allocations to business divisions and other Corporate Center units was positive CHF 65 million compared with negative CHF 150 million. Excluding a net foreign currency translation loss of CHF 123 million in the first quarter of 2016, adjusted operating income improved to positive CHF 65 million from negative CHF 27 million, mainly due to positive income from accounting asymmetries related to economic hedges and increased retained income from Group structural risk management activities, partly offset by negative income from hedge accounting ineffectiveness.

Total risk management net income before allocations to business divisions and other Corporate Center units was CHF 130 million compared with CHF 146 million, reflecting lower net income from capital investment and issuance activities, largely offset by less negative income from Group structural risk management activities.

Business division-aligned risk management net income

Net income from business division-aligned risk management activities before allocations to business divisions and other Corporate Center units was CHF 209 million compared with CHF 214 million, mainly due to lower interest rate risk management revenues in the Wealth Management and Personal & Corporate banking book. This decrease was largely offset by higher revenues from a portfolio of high-quality liquid assets (HQLA) that Group ALM manages on behalf of Wealth Management Americas, driven by higher US dollar interest rates.

Capital investment and issuance net income

Net income from capital investment and issuance activities before allocations to business divisions and other Corporate Center units was negative CHF 35 million compared with positive CHF 33 million. This was partly due to an increase in net interest expense as a result of an increase in total outstanding long-term debt issued that contributes to total loss-absorbing capacity (TLAC). Interest income from the investment of the Group’s equity also decreased compared with the first quarter of 2016 due to lower interest rates on reinvestments.

Group structural risk management net income

Net income from Group structural risk management activities before allocations to business divisions and other Corporate Center units was negative CHF 43 million compared with negative CHF 101 million. Income related to the management of the Group’s HQLA increased by CHF 195 million, mainly as the spread between US government bond yields and the interest rate on related hedging derivatives tightened during the first quarter of 2017. This was partly offset by an increase in net interest expense of CHF 137 million due to issuances of long-term debt.

Allocations to business divisions and other Corporate Center units

Combined net income allocations from risk management activities to business divisions and other Corporate Center units were CHF 88 million compared with CHF 164 million, mainly reflecting the aforementioned lower net income from capital investment and issuance activities, which is fully allocated to the business divisions and other Corporate Center units in proportion to their attributed equity.

Total risk management net income after allocations

Group ALM retained positive income of CHF 42 million from its risk management activities after allocations compared with negative CHF 17 million, mainly driven by the aforementioned improvement in revenues from the management of the Group’s HQLA in Group structural risk management.

Retained income from risk management activities is entirely related to Group structural risk management and is mainly the net result of costs from buffers that are maintained by Group ALM at levels above the total consumption of the business divisions and the revenues generated by Group ALM from the management of the Group’s HQLA portfolio relative to the benchmark rates used to allocate the costs. Retained income from risk management activities can vary significantly quarter on quarter. However, under current market conditions, we expect it to average around negative CHF 50 million per quarter.

Accounting asymmetries related to economic hedges

Net income retained by Group ALM due to accounting asymmetries related to economic hedges was positive CHF 22 million compared with negative 89 million, primarily due to a gain of CHF 8 million related to HQLA classified as available for sale compared with losses of CHF 109 million. The change reflects our classification of the majority of HQLA debt securities purchased since the first quarter of 2016 as financial assets designated at fair value through profit or loss, instead of as financial assets available for sale. In addition, Group ALM retained fair value gains of CHF 55 million on certain internal funding transactions due to the tightening of funding spreads compared with CHF 14 million.

Hedge accounting ineffectiveness

Net income related to hedge accounting ineffectiveness was negative CHF 7 million compared with positive CHF 39 million. This ineffectiveness primarily arises from changes in the spread between LIBOR and the overnight index swap rate due to differences in the way these affect the valuation of the hedged items and hedging instruments through either the benchmark rate determining cash flows or the discount rate.

Corporate Center

Other

Other net income was CHF 8 million compared with CHF 40 million, mainly related to lower interest income retained by Group ALM on behalf of non-controlling interests.

Balance sheet, risk-weighted assets, leverage ratio denominator: 1Q17 vs 4Q16

Balance sheet assets

Balance sheet assets decreased by CHF 2 billion to CHF 265 billion, primarily as net funds transferred by the business divisions to Group ALM decreased, largely offset by an increase as a result of net debt issuances.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information

Risk-weighted assets

Risk-weighted assets (RWA) were stable at CHF 11 billion as of 31 March 2017.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator (LRD) was stable at CHF 272 billion.

→   Refer to the “Capital management” section of this report for more information

Equity attribution framework

For the purpose of attributing equity under the revised framework effective from 1 January 2017, LRD and RWA held by Group ALM directly associated with activity that Group ALM manages centrally on behalf of the business divisions and other Corporate Center units are allocated to those business divisions and other Corporate Center units. These balances mainly relate to HQLA that Group ALM holds to meet the Group’s minimum liquidity coverage ratio requirement of 110% and resulted in an increase in average equity attributed to the business divisions and other Corporate Center units of CHF 2.1 billion as of 31 March 2017.

Average equity attributed directly to Group ALM, which excludes the aforementioned LRD and RWA balances, was CHF 2.3 billion as of 31 March 2017 and mainly relates to buffers that are maintained by Group ALM at levels above the total consumption of the business divisions and for its own flow management activity.

→   Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio¹
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Results
Income	0	(43)	(44)	(100)	(100)
Credit loss (expense) / recovery	0	(10)	(3)	(100)	(100)
Total operating income	0	(53)	(47)	(100)	(100)
Personnel expenses	15	16	7	(6)	114
General and administrative expenses	17	186	60	(91)	(72)
Services (to) / from business divisions and other CC units	61	70	69	(13)	(12)
of which: services from CC – Services	51	58	55	(12)	(7)
Depreciation and impairment of property, equipment and software	0	0	0
Amortization and impairment of intangible assets	0	0	0
Total operating expenses	93	272	135	(66)	(31)
Operating profit / (loss) before tax	(93)	(325)	(183)	(71)	(49)

Adjusted results²
Total operating income as reported	0	(53)	(47)	(100)	(100)
Total operating income (adjusted)	0	(53)	(47)	(100)	(100)
Total operating expenses as reported	93	272	135	(66)	(31)
of which: personnel-related restructuring expenses	0	0	1
of which: non-personnel-related restructuring expenses	0	0	0
of which: restructuring expenses allocated from CC – Services	2	8	1
Total operating expenses (adjusted)	91	264	133	(66)	(32)
Operating profit / (loss) before tax as reported	(93)	(325)	(183)	(71)	(49)
Operating profit / (loss) before tax (adjusted)	(91)	(317)	(181)	(71)	(50)

Additional information
Average attributed equity (CHF billion)³	1.5	1.8	2.3	(17)	(35)
Total assets (CHF billion)⁴	60.2	68.5	99.8	(12)	(40)
Risk-weighted assets (CHF billion)³	17.2	18.9	31.6	(9)	(46)
of which: held by CC – Non-core and Legacy Portfolio (CHF billion)	17.1	18.9	31.6	(10)	(46)
of which: held by CC – Group ALM on behalf of CC – Non-core and Legacy Portfolio (CHF billion)⁵	0.0
Leverage ratio denominator (CHF billion)³	24.5	22.4	34.7	9	(29)
of which: held by CC – Non-core and Legacy Portfolio (CHF billion)	19.8	22.4	34.7	(12)	(43)
of which: held by CC – Group ALM on behalf of CC – Non-core and Legacy Portfolio (CHF billion)⁵	4.8
Personnel (full-time equivalents)	63	63	73	0	(14)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Refer to the “Capital management” section of this report for more information.    4 Based on third-party view, i.e., without intercompany balances.    5 Represents RWA and LRD held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other CC units. For the purpose of attributing equity under the revised framework effective from 1 January 2017, these resources are allocated to the business divisions and other CC units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Composition of Non-core and Legacy Portfolio¹
CHF billion	RWA		Total assets²		LRD³
Category	31.3.17	31.12.16	31.3.17	31.12.16	31.3.17	31.12.16
Rates (linear)	1.9	2.5	36.7	42.6	7.9	9.4
Rates (non-linear)	0.5	0.8	12.7	14.5	1.6	2.0
Credit	0.4	0.5	0.8	1.0	2.1	2.2
Securitizations	2.1	2.4	1.3	1.4	1.4	1.4
Auction preferred stock (APS) and auction rate securities (ARSs)	0.7	0.7	2.4	2.5	2.4	2.5
Muni swaps and options	0.3	0.4	2.3	2.3	1.5	1.7
Other	0.9	1.5	4.0	4.2	2.9	3.2
Operational risk	10.3	10.1	–	–	–	–
Total	17.1	18.9	60.2	68.5	19.8	22.4

1 The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions.    2 Total assets of CHF 60.2 billion as of 31 March 2017 (CHF 68.5 billion as of 31 December 2016) include positive replacement values (gross exposure excluding the impact of any counterparty netting) of CHF 49.7 billion (CHF 56.5 billion as of 31 December 2016).    3 Swiss SRB leverage ratio denominator.

Corporate Center

Results: 1Q17 vs 1Q16

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 93 million compared with CHF 183 million.

Operating income

Total operating income was zero compared with negative CHF 47 million. The improved result was mainly due to valuation gains on financial assets designated at fair value in the first quarter of 2017 compared with losses in the prior-year quarter.

Operating expenses

Total operating expenses decreased by CHF 42 million or 31% to CHF 93 million, mainly reflecting a CHF 22 million decrease in net expenses for provisions for litigation, regulatory and similar matters, lower professional fees and a credit of CHF 5 million related to the 2016 UK bank levy.

Balance sheet, risk-weighted assets and leverage ratio denominator: 1Q17 vs 4Q16

Balance sheet assets

Balance sheet assets decreased by CHF 8 billion to CHF 60 billion. Positive replacement values decreased by CHF 7 billion, mainly in interest rate contracts, reflecting fair value changes, as well as maturities and trade terminations.

Risk-weighted assets

Risk-weighted assets (RWA) held by Corporate Center – Non-core and Legacy Portfolio decreased to CHF 17 billion from CHF 19 billion with decreases in both market risk and credit risk RWA.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator held by Corporate Center – Non-core and Legacy Portfolio decreased to CHF 20 billion from CHF 22 billion, consistent with the decrease in balance sheet assets.

→   Refer to the “Capital management” section of this report for more information

Risk, treasury and capital management

Management report

Table of contents

45	Risk management and control
45	Credit risk
45	Market risk
46	Country risk
46	Operational risk
47	Key risk metrics

49	Balance sheet, liquidity and funding management
49	Strategy, objectives and governance
49	Assets and liquidity management
51	Liabilities and funding management

53	Capital management
53	Swiss SRB requirements and information
54	Swiss SRB loss-absorbing capacity
58	Risk-weighted assets
60	Leverage ratio denominator
62	Equity attribution and return on attributed equity

64	UBS shares

Risk management and control

This section provides information on key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2016.

Credit risk

Overall credit risk exposures were broadly unchanged during the first quarter of 2017 and net credit loss expenses were negligible.

Our Swiss lending portfolios continued to perform well, although we remain watchful for any signs of deterioration in the Swiss economy that could impact some of our counterparties and lead to an increase in credit loss expenses from the low levels recently observed.

While most energy segments appear to have adapted to operating in the current price environment, a sustained decline in oil prices below USD 50 would put the oil and gas sector back under stress, and we continue to monitor our exposures to the sector.

Within the Investment Bank, leveraged loan underwriting activity was steady during the quarter, with some large commitments made in the fourth quarter of 2016 having been distributed during the first quarter of 2017. The pending regulatory approval for one investment grade merger and acquisition transaction continues to delay distribution of the associated financing beyond the original targeted date. While this delay has led to a longer risk period than originally anticipated, we remain comfortable with our exposure to this transaction, considering the investment grade quality. Loan underwriting exposures are classified as held for trading, with fair values reflecting the market conditions at the end of the quarter.

Market risk

We continued to manage market risks at low levels. Average 1 day, 95% confidence level, management value-at-risk (VaR) reduced slightly to CHF 10 million, while average regulatory VaR and stressed VaR decreased more significantly from the higher levels observed in the fourth quarter of 2016, leading to a commensurate reduction in market risk-related risk-weighted assets (RWA).

There were no new Group VaR negative backtesting exceptions in the first quarter of 2017. The total number of negative backtesting exceptions within a 250-business-day window decreased from seven to three due to the oldest exceptions falling out of the time window. This led to a corresponding decrease in the FINMA VaR multiplier for market risk RWA from 3.65 to 3.00.

→   Refer to “Market risk” in the “Risk, treasury and capital management” section of our Annual Report 2016 for more information on our backtesting exceptions

As of 31 March 2017, the interest rate sensitivity of our banking book to a +1 basis point parallel shift in yield curves was negative CHF 3.6 million compared with negative CHF 3.1 million as of 31 December 2016. This change in fair value sensitivity was driven by Wealth Management Americas and reflects a reduction in deposit balances and a decrease in modeled client rate duration in response to higher market rates. Part of the aforementioned fair value changes would impact other comprehensive income (OCI). The interest rate sensitivity to a +1 basis point parallel shift in yield curves of financial assets and derivatives in the banking book valued through OCI was negative CHF 23 million as of 31 March 2017. This OCI sensitivity was predominantly attributable to cash flow hedges denominated in US dollars and, to a lesser extent, in euros and Swiss francs. These cash flow hedges are not recognized for the purposes of calculating regulatory capital.

→   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information on the impact of rising interest rates on equity, capital and net interest income

Risk management and control

Country risk

We remain watchful of developments in Europe, particularly with respect to the French presidential elections, as well as peripheral European countries. Our direct exposure to peripheral European countries remained limited, although we have significant country risk exposure to major EU economies, including the UK and France.

Our binding stress scenario within our combined stress test framework has a eurozone crisis at its core, so that potential effects are captured in the calculation of our post-stress fully applied common equity tier 1 capital ratio.

We remain comfortable with our direct exposure to China, and our exposure to other emerging market countries is generally well diversified.

→   Refer to the “Risk management and control” section of our Annual Report 2016 for more information

Operational risk

There have been no significant changes in the operational risk environment over the quarter, with financial crime, conduct risk and operational resilience, particularly with respect to cyber risk, remaining the dominant themes for UBS and the industry. We continue to prioritize our efforts to meet the developing nature of these risks.

Key risk metrics

Banking and traded products exposure by business division and Corporate Center unit
	31.3.17
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure¹˒²˒³˒⁴	109,553	55,008	153,408	533	58,026	707	117,782	608	495,624
of which: loans (on-balance sheet)	104,302	51,632	133,914	0	12,991	49	6,350	124	309,363
of which: guarantees and loan commitments (off-balance sheet)	3,946	1,006	17,706	0	34,572	110	3	484	57,827
Total impaired exposure, gross	71	27	949	0	118	0	0	18	1,183
of which: impaired loan exposure, gross	71	27	734	0	94			18	944
Total allowances and provisions for credit losses	42	29	485	0	64	0	0	15	635
Traded products¹˒⁵
Gross exposure	6,250	1,992	1,480	0	36,759				46,482
of which: over-the-counter derivatives	5,228	44	1,391	0	11,977				18,639
of which: securities financing transactions	0	241	0	0	18,392				18,633
of which: exchange-traded derivatives	1,022	1,708	89	0	6,390				9,209

	31.12.16
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure¹˒²˒³˒⁴	107,608	56,054	153,900	545	63,553	610	114,301	614	497,186
of which: loans (on-balance sheet)	101,876	52,486	133,861	1	12,022	43	5,962	129	306,379
of which: guarantees and loan commitments (off-balance sheet)	3,916	933	17,883	0	41,832	111	2	486	65,163
Total impaired exposure, gross	77	27	995		118	0	0	17	1,235
of which: impaired loan exposure, gross	77	27	756		95			17	972
Total allowances and provisions for credit losses	62	29	486	0	61	0	0	15	653
Traded products¹˒⁵
Gross exposure	6,285	1,661	1,544	0	41,985				51,476
of which: over-the-counter derivatives	5,359	35	1,420	0	17,540				24,353
of which: securities financing transactions	0	255	0	0	17,414				17,669
of which: exchange-traded derivatives	926	1,371	125	0	7,031				9,454

1 Internal management view of credit risk, which differs in certain respects from IFRS.    2 Does not include reclassified securities and similar acquired securities held by CC – Non-core and Legacy Portfolio.    3 Does not include loans designated at fair value.    4 As of 31 March 2017, IFRS loans exposure for the Investment Bank and CC – Non-core and Legacy Portfolio was CHF 10,905 million (31 December 2016: CHF 10,086 million) and CHF 2,544 million (31 December 2016: CHF 2,606 million), respectively. For all other business divisions and Corporate Center units, IFRS loans exposure was the same as the internal management view.    5 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank, CC – Non-core and Legacy Portfolio and CC – Group ALM is provided.

Wealth Management, Wealth Management Americas and Personal & Corporate Banking loan portfolios, gross
	Wealth Management		Wealth Management Americas		Personal & Corporate Banking
CHF million	31.3.17	31.12.16	31.3.17	31.12.16	31.3.17	31.12.16
Secured by residential property	32,547	32,208	10,354	10,239	95,587	95,966
Secured by commercial / industrial property	2,029	1,974	0	0	17,678	17,819
Secured by cash	13,978	14,436	995	1,042	1,839	1,884
Secured by securities	48,258	46,194	39,408	40,182	2,082	1,990
Secured by guarantees and other collateral	7,144	6,697	603	716	6,743	6,707
Unsecured loans	346	366	271	307	9,985	9,496
Total loans, gross	104,302	101,876	51,632	52,486	133,914	133,861
Total loans, net of allowances	104,260	101,814	51,603	52,455	133,467	133,419

Risk management and control

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type¹
					Average by risk type
CHF million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	5	12	7	8	4	8	4	3	1
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	6	7	7	7	0	6	2	1	0
CC – Non-core and Legacy Portfolio	3	4	3	4	1	3	2	0	0
Diversification effect²˒³			(8)	(9)	(1)	(7)	(4)	(1)	0
Total 31.3.17	8	15	9	10	4	11	6	3	1
Total 31.12.16	8	17	11	11	6	11	5	3	1

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Interest rate sensitivity – banking book¹
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(11.0)	(11.0)	0.5	53.9	108.9
EUR	(121.6)	(77.7)	0.1	6.2	14.8
GBP	(222.7)	(110.8)	(0.1)	(12.7)	(34.7)
USD	775.0	336.0	(4.1)	(415.8)	(836.6)
Other	4.6	0.9	0.0	0.9	2.0
Total effect on fair value of interest rate-sensitive banking book positions 31.3.17	424.2	137.3	(3.6)	(367.5)	(745.6)
Total effect on fair value of interest rate-sensitive banking book positions 31.12.16	517.1	149.4	(3.1)	(318.1)	(651.6)

1 In the prevailing negative interest rate environment for the Swiss franc in particular, and to a lesser extent for the euro, interest rates for Wealth Management and Personal & Corporate Banking client transactions are generally being floored at non-negative levels. Accordingly, for the purposes of this disclosure table, downward moves of 100 / 200 basis points are floored to ensure that the resulting shocked interest rates do not turn negative. The flooring results in non-linear sensitivity behavior.

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
CHF million	31.3.17							31.12.16
	Banking products		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges¹	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges¹
Austria	43	43	179	76	1,734	1,956	1,853	1,796	1,694
Belgium	91	91	70	70	188	348	348	149	149
Finland	71	39	60	60	655	786	754	887	854
France	1,352	1,183	1,307	1,221	3,228	5,887	5,632	6,620	6,320
Greece	2	2	0	0	2	3	3	18	18
Ireland²	119	119	881	881	147	1,148	1,148	1,120	1,120
Italy	1,182	769	357	357	131	1,670	1,258	3,104	2,589
Portugal	16	16	7	7	11	33	33	39	39
Spain	683	485	43	43	234	960	763	1,069	820
Other³	427	427	4	4	24	455	455	454	454

1 Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 49 million (of which: Malta CHF 37 million, Ireland CHF 6 million and France CHF 5 million).    2 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    3 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2016, which provides more information about the Group’s strategy, objectives and governance for liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets

As of 31 March 2017, balance sheet assets totaled CHF 910 billion, a decrease of CHF 25 billion from 31 December 2016, mainly due to a reduction in positive replacement values (PRVs) in the Investment Bank and, to a lesser extent, in Corporate Center – Non-core and Legacy Portfolio. Total assets excluding PRVs increased by CHF 11 billion to CHF 788 billion, mainly reflecting higher receivables from securities financing transactions and trading portfolio assets.

PRVs decreased by CHF 37 billion, primarily resulting from a CHF 28 billion decrease in our Foreign Exchange, Rates and Credit (FRC) business within the Investment Bank, mainly related to foreign exchange contracts, primarily reflecting currency market movements, and a CHF 7 billion reduction in Non-core and Legacy Portfolio, mainly in interest rate contracts, reflecting fair value changes, as well as maturities and trade terminations. Financial assets designated at fair value, available for sale and held to maturity decreased by CHF 16 billion, mainly reflecting rebalancing within our high-quality liquid assets (HQLA) portfolio. Other assets decreased by CHF 2 billion, primarily reflecting a reduction in cash collateral receivables on derivative instruments, mainly due to the aforementioned decrease in replacement values.

These decreases were partly offset by a CHF 14 billion increase in receivables from securities financing transactions, primarily resulting from the aforementioned rebalancing of our HQLA portfolio, as well as client-driven increases in the Investment Bank. Furthermore, trading portfolio assets increased by CHF 11 billion, mainly due to market- and client-driven increases in our Equities and FRC businesses within the Investment Bank. Lending assets increased by CHF 4 billion, primarily reflecting higher Lombard lending balances in Wealth Management. Cash and balances with central banks were broadly unchanged, as an increase following net issuances of both short- and long-term debt was mostly offset by a decrease in net funds transferred to Corporate Center – Group Asset and Liability Management by the business divisions.

→   Refer to the “Consolidated financial statements” section of this report for more information

IFRS balance sheet assets
	As of		% change from
CHF billion	31.3.17	31.12.16	31.12.16
Cash and balances with central banks	108.9	107.8	1
Lending¹	323.3	319.5	1
Securities financing transactions²	95.5	81.4	17
Trading portfolio	107.2	96.6	11
Positive replacement values	121.5	158.4	(23)
Financial assets at FV / AFS / HTM³	74.3	90.3	(18)
Other assets⁴	78.8	81.1	(3)
Total IFRS assets	909.6	935.0	(3)

1 Consists of amounts due from banks and loans.    2 Consists of reverse repurchase agreements and cash collateral on securities borrowed.    3 Consists of financial assets designated at fair value, financial assets available for sale and financial assets held to maturity.    4 Includes cash collateral receivables on derivative instruments and prime brokerage receivables.

Balance sheet, liquidity and funding management

Liquidity coverage ratio

Effective 1 January 2017, we calculate and monitor our liquidity coverage ratio (LCR) on a daily basis and our reported quarterly average LCR is the average of daily values during the quarter. Our reported quarterly average LCR for periods prior to 1 January 2017 is based on the average of three month-end values.

In the first quarter of 2017, our average total LCR decreased 4 percentage points to 128%, remaining above the 110% Group LCR minimum communicated by the Swiss Financial Market Supervisory Authority (FINMA). The decrease in the ratio primarily resulted from an increase in net cash outflows, mainly related to unsecured wholesale deposits, debt issuances and secured financing transactions.

→   Refer to the “Treasury management” section of our Annual Report 2016 for more information on liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
CHF billion, except where indicated	Average 1Q17	Average 4Q16

High-quality liquid assets¹
Cash balances²	107	102
Securities	90	94
of which: on-balance sheet³	76	76
of which: off-balance sheet	14	18
Total high-quality liquid assets⁴	197	196

Cash outflows⁵
Retail deposits and deposits from small business customers	26	26
Unsecured wholesale funding	114	109
Secured wholesale funding	77	73
Other cash outflows	52	58
Total cash outflows	269	266

Cash inflows⁵
Secured lending	74	71
Inflows from fully performing exposures	32	32
Other cash inflows	10	15
Total cash inflows	115	117

Liquidity coverage ratio
High-quality liquid assets	197	196
Net cash outflows	154	148
Liquidity coverage ratio (%)	128	132

1 Calculated after the application of haircuts.    2 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    3 Includes financial assets designated at fair value, available for sale and held to maturity and trading portfolio assets.    4 Calculated in accordance with FINMA requirements.    5 Calculated after the application of inflow and outflow rates.

Liabilities and funding management

Liabilities

Total liabilities decreased by CHF 25 billion to CHF 855 billion as of 31 March 2017. Negative replacement values decreased by CHF 34 billion, in line with the aforementioned decreases in PRVs. Other liabilities decreased by CHF 8 billion, mainly due to a reduction in cash collateral payables on derivative instruments following the decrease in replacement values. Customer deposits decreased by CHF 4 billion, primarily in Wealth Management Americas.

Short-term borrowings increased by CHF 7 billion, mainly reflecting net issuances of certificates of deposit. Trading portfolio liabilities increased by CHF 6 billion, primarily in our FRC and Equities businesses, and payables from securities financing transactions increased by CHF 4 billion.

Long-term debt issued increased by CHF 4 billion, mainly driven by the issuance of CHF 6.8 billion equivalent of US dollar- and euro-denominated senior unsecured debt that contributes to our total loss-absorbing capacity (TLAC) and a CHF 2 billion increase in financial liabilities designated at fair value, partly offset by the redemption of a USD 2.0 billion low-trigger, loss-absorbing tier 2 capital instrument and the maturity of CHF 2.0 billion equivalent of covered bonds.

The “Funding by product and currency” table and “Asset funding” chart on the following page provide more information on our funding sources.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on capital and senior debt instruments

→   Refer to the “Consolidated financial statements” section of this report for more information

Equity

Equity attributable to shareholders increased by CHF 40 million to CHF 53,661 million.

Total comprehensive income attributable to shareholders was CHF 620 million, reflecting net profit of CHF 1,269 million and negative other comprehensive income (OCI) of CHF 649 million. OCI included negative foreign currency translation OCI of CHF 365 million, negative cash flow hedge OCI of CHF 198 million and negative OCI related to own credit of CHF 181 million, partly offset by defined benefit plan OCI of CHF 51 million and OCI related to financial assets available for sale of CHF 43 million.

Share premium decreased by CHF 618 million, mainly due to the delivery of treasury shares under share-based compensation plans.

Net treasury share activity increased equity attributable to shareholders by CHF 39 million, reflecting the aforementioned delivery of treasury shares, mostly offset by the acquisition of treasury shares.

We expect that the payment of the proposed CHF 0.60 dividend per share, which is subject to approval by the Annual General Meeting of Shareholders on 4 May 2017, will reduce equity attributable to shareholders by approximately CHF 2.3 billion in the second quarter of 2017.

→   Refer to the “Consolidated financial statements” and “Group performance” sections of this report for more information

IFRS balance sheet liabilities and equity
	As of		% change from
CHF billion	31.3.17	31.12.16	31.12.16
Short-term borrowings¹	44.1	36.8	20
Securities financing transactions²	13.7	9.4	45
Trading portfolio	28.6	22.8	25
Negative replacement values	120.0	153.8	(22)
Due to customers	419.4	423.7	(1)
Long-term debt issued³	136.0	132.5	3
Other liabilities⁴	93.6	101.7	(8)
Total IFRS liabilities	855.3	880.7	(3)
Share capital	0.4	0.4	0
Share premium	27.6	28.3	(2)
Treasury shares	(2.2)	(2.2)	(2)
Retained earnings	32.9	31.7	4
Other comprehensive income⁵	(5.0)	(4.5)	12
Total IFRS equity attributable to shareholders	53.7	53.6	0
IFRS equity attributable to non-controlling interests	0.7	0.7	0
Total IFRS equity	54.3	54.3	0
Total IFRS liabilities and equity	909.6	935.0	(3)

1 Consists of short-term debt issued and amounts due to banks.    2 Consists of repurchase agreements and cash collateral on securities lent.    3 Consists of long-term debt issued held at amortized cost and financial liabilities designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features.    4 Includes cash collateral payables on derivative instruments and prime brokerage payables.    5 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Balance sheet, liquidity and funding management

Net stable funding ratio

As of 31 March 2017, our estimated pro forma net stable funding ratio (NSFR) was 111%, a decrease of 5 percentage points from 31 December 2016, primarily reflecting higher required stable funding.

The calculation of our pro forma NSFR includes estimates of the effect of the Basel Committee on Banking Supervision rules and interpretation and will be refined as FINMA NSFR rules are finalized, regulatory interpretations evolve and as new models and associated systems are enhanced. Our pro forma NSFR does not consider the consultation on NSFR regulation in Switzerland that was open for comment until April 2017.

→   Refer to the “Recent developments” section of this report for more information on the implementation of the net stable funding ratio in Switzerland

→   Refer to the “Treasury management” section of our Annual Report 2016 for more information on the net stable funding ratio

Pro forma net stable funding ratio
CHF billion, except where indicated	31.3.17	31.12.16
Available stable funding	440	442
Required stable funding	395	381
Pro forma net stable funding ratio (%)	111	116

Funding by product and currency
	CHF billion		As a percentage of total funding sources (%)
	All currencies		All currencies		CHF		EUR		USD		Other
	31.3.17	31.12.16	31.3.17	31.12.16	31.3.17	31.12.16	31.3.17	31.12.16	31.3.17	31.12.16	31.3.17	31.12.16
Short-term borrowings	44.1	36.8	6.5	5.5	0.5	0.6	1.2	0.9	3.7	2.9	1.1	1.1
of which: due to banks	8.7	10.6	1.3	1.6	0.4	0.5	0.2	0.1	0.5	0.7	0.2	0.3
of which: short-term debt issued¹	35.4	26.2	5.2	3.9	0.1	0.1	1.0	0.8	3.2	2.2	0.9	0.8
Securities financing transactions	13.7	9.4	2.0	1.4	0.0	0.0	0.5	0.3	1.4	1.0	0.2	0.1
of which: securities lending	3.1	2.8	0.5	0.4	0.0	0.0	0.1	0.0	0.4	0.4	0.0	0.0
of which: repurchase agreements	10.6	6.6	1.6	1.0	0.0	0.0	0.4	0.3	1.0	0.6	0.2	0.1
Cash collateral payables on derivative instruments	29.9	35.5	4.4	5.3	0.1	0.2	1.3	1.8	2.2	2.3	0.8	1.0
Due to customers	419.4	423.7	62.2	63.2	24.7	24.4	7.6	7.7	24.5	25.7	5.4	5.4
of which: demand deposits	193.6	194.0	28.7	29.0	9.1	8.9	6.5	6.6	9.2	9.6	3.9	3.9
of which: retail savings / deposits	168.8	170.7	25.0	25.5	14.2	14.1	0.8	0.8	10.0	10.6	0.0	0.0
of which: time deposits	50.3	52.7	7.5	7.9	1.4	1.4	0.2	0.2	4.6	4.9	1.3	1.4
of which: fiduciary deposits	6.6	6.2	1.0	0.9	0.0	0.1	0.1	0.1	0.7	0.6	0.1	0.1
Long-term debt issued²	136.0	132.5	20.2	19.8	1.9	1.9	5.0	4.9	12.1	11.6	1.2	1.3
Prime brokerage payables	31.5	32.0	4.7	4.8	0.1	0.1	0.5	0.6	2.9	2.8	1.2	1.3
Total	674.5	669.9	100.0	100.0	27.3	27.2	16.1	16.2	46.7	46.2	9.9	10.3

1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Long-term debt issued also includes debt with a remaining time to maturity of less than one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.

Capital management

This section should be read in conjunction with the “Capital management” section of our Annual Report 2016, which provides more information about our strategy, objectives and governance for capital management.

Disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on information in accordance with the Basel III framework as applicable to Swiss systemically relevant banks (SRBs).

Information in accordance with the Bank for International Settlements framework together with capital and other regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Limited standalone and UBS Americas Holding LLC consolidated is provided in the UBS Group AG and significant regulated subsidiaries and sub-groups first quarter 2017 Pillar 3 report, which is available under “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated is provided in the UBS AG first quarter 2017 report, which will be available from 3 May 2017 under “Quarterly reporting” at www.ubs.com/investors.

Swiss SRB requirements and information

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2016, which is available under “Annual reporting” at www.ubs.com/investors. These requirements are also applicable to UBS AG consolidated and UBS Switzerland AG standalone.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 31 March 2017.

Swiss SRB going and gone concern requirements and information¹
	Swiss SRB including transitional arrangements (phase-in)
As of 31.3.17	Risk-weighted assets				Leverage ratio denominator
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	9.21	15.61	20,552	34,841	2.60	3.94	22,969	34,841
Maximum high-trigger loss-absorbing additional tier 1 capital²˒³	3.00	7.54	6,694	16,817	0.90	1.90	7,951	16,817
of which: high-trigger loss-absorbing additional tier 1 capital		3.00		6,692		0.76		6,692
of which: low-trigger loss-absorbing additional tier 1 capital		0.45		1,009		0.11		1,009
of which: high-trigger loss-absorbing tier 2 capital		0.39		878		0.10		878
of which: low-trigger loss-absorbing tier 2 capital		3.69		8,238		0.93		8,238
Total going concern capital	12.21⁴	23.15	27,246	51,658	3.50⁵	5.85	30,919	51,658
Base gone concern loss-absorbing capacity including applicable add-ons	6.20⁶	11.14	13,835	24,860	2.00⁶	2.81	17,668	24,860
Total gone concern loss-absorbing capacity	6.20	11.14	13,835	24,860	2.00	2.81	17,668	24,860
Total loss-absorbing capacity	18.41	34.29	41,081	76,517	5.50	8.66	48,587	76,517

	Swiss SRB as of 1.1.20 (fully applied)
As of 31.3.17	Risk-weighted assets				Leverage ratio denominator
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	10.21	14.12	22,645	31,311	3.50	3.55	30,841	31,311
Maximum high-trigger loss-absorbing additional tier 1 capital²	4.30	4.06	9,537	9,005	1.50	1.02	13,218	9,005
of which: high-trigger loss-absorbing additional tier 1 capital		3.02		6,692		0.76		6,692
of which: low-trigger loss-absorbing additional tier 1 capital		1.04		2,313		0.26		2,313
Total going concern capital	14.51⁷	18.18	32,182	40,317	5.00⁸	4.58	44,059	40,317
Base gone concern loss-absorbing capacity including applicable add-ons	14.30	15.03	31,715	33,328	5.00	3.78	44,059	33,328
Total gone concern loss-absorbing capacity	14.30	15.03	31,715	33,328	5.00	3.78	44,059	33,328
Total loss-absorbing capacity	28.81	33.21	63,897	73,645	10.00	8.36	88,118	73,645

1 This table does not include the effect of any gone concern requirement rebate.    2 Includes outstanding low-trigger loss-absorbing additional tier 1 capital instruments, which under the transitional rules of the Swiss SRB framework will remain available to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. From their first call date, they may be used to meet the gone concern requirements. Low-trigger loss-absorbing additional tier 1 capital was partly offset by required deductions for goodwill on a phase-in basis.    3 Includes outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, which under the transitional rules of the Swiss SRB framework will remain available to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. From 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    4 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 4.21%, including the effect of countercyclical buffers of 0.21%.    5 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 0.5%.    6 Includes applicable add-ons of 0.36% for RWA and 0.13% for LRD.    7 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 6.51%, including the effect of countercyclical buffers of 0.21% and applicable add-ons of 1.44%.    8 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 2%, including applicable add-ons of 0.5%.

Capital management

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
	Swiss SRB including transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	31.3.17	31.12.16	31.3.17	31.12.16

Going concern capital
Common equity tier 1 capital	34,841	37,788	31,311	30,693
High-trigger loss-absorbing additional tier 1 capital	6,692	6,512¹	6,692	6,809
Low-trigger loss-absorbing additional tier 1 capital	1,009²	0¹	2,313	2,342
Total loss-absorbing additional tier 1 capital	7,701	6,512	9,005	9,151
Total tier 1 capital	42,542	44,299	40,317	39,844
High-trigger loss-absorbing tier 2 capital	878	891
Low-trigger loss-absorbing tier 2 capital	8,238	10,402
Total tier 2 capital	9,116	11,293
Total going concern capital	51,658	55,593	40,317	39,844

Gone concern loss-absorbing capacity
Non-Basel III-compliant tier 1 capital³	641	642	641	642
Total tier 1 capital	641	642	641	642
High-trigger loss-absorbing tier 2 capital			230	679
Low-trigger loss-absorbing tier 2 capital			8,238	10,402
Non-Basel III-compliant tier 2 capital³	688	698	688	698
Total tier 2 capital	688	698	9,156	11,779
TLAC-eligible senior unsecured debt	23,531	16,890	23,531	16,890
Total gone concern loss-absorbing capacity	24,860	18,229	33,328	29,311

Total loss-absorbing capacity
Total loss-absorbing capacity	76,517	73,822	73,645	69,154

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	223,137	225,412	221,785	222,677
Leverage ratio denominator	883,408	874,925	881,183	870,470

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	23.2	24.7	18.2	17.9
of which: common equity tier 1 capital ratio	15.6	16.8	14.1	13.8
Gone concern loss-absorbing capacity ratio	11.1	8.1	15.0	13.2
Total loss-absorbing capacity ratio	34.3	32.7	33.2	31.1

Leverage ratios (%)
Going concern leverage ratio	5.8	6.4	4.6	4.6
of which: common equity tier 1 leverage ratio	3.9	4.3	3.6	3.5
Gone concern leverage ratio	2.8	2.1	3.8	3.4
Total loss-absorbing capacity leverage ratio	8.7	8.4	8.4	7.9

1 High-trigger loss-absorbing additional tier 1 (AT1) capital of CHF 6,809 million and low-trigger loss-absorbing AT1 capital of CHF 2,342 million were partly offset by required deductions for goodwill of CHF 2,639 million.    2 Low-trigger loss-absorbing AT1 capital of CHF 2,313 million was partly offset by required deductions for goodwill of CHF 1,304 million.   3 Non-Basel III-compliant tier 1 and tier 2 capital instruments qualify as gone concern instruments. Under the Swiss SRB rules, these instruments are no longer subject to phase-out. Instruments with a maturity date are eligible to meet the gone concern requirements until one year prior to maturity, with a haircut of 50% applied in the last year of eligibility.

Going concern capital

Our common equity tier 1 (CET1) capital increased by CHF 0.6 billion to CHF 31.3 billion on a fully applied basis as of 31 March 2017, mainly as a result of operating profit before tax, partly offset by accruals for capital returns to shareholders, tax effects, a decrease in compensation- and own shares-related capital components and foreign currency translation effects.

Gone concern loss-absorbing capacity

During the first quarter of 2017, our gone concern loss-absorbing capacity increased by CHF 4.0 billion to CHF 33.3 billion on a fully applied basis, driven by the issuance of the equivalent of CHF 6.8 billion in US dollar- and euro-denominated senior unsecured debt instruments that contribute to total loss-absorbing capacity (TLAC). This was partly offset by the call of a low-trigger tier 2 capital instrument in the equivalent of CHF 2.0 billion and the reduced eligibility of high-trigger tier 2 capital instruments due to a shortening of the residual tenor, resulting in a reduction of CHF 0.4 billion.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on the eligibility of capital and senior unsecured debt instruments and on key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

During the first quarter of 2017, our fully applied CET1 capital ratio increased 0.3 percentage points to 14.1% as of 31 March 2017, due to an increase in CET1 capital of CHF 0.6 billion and a CHF 0.9 billion decrease in RWA.

As of 31 March 2017 our fully applied CET1 leverage ratio increased 0.1 percentage points to 3.6, since the increase in CET1 capital was largely offset by an increase in LRD.

On a phase-in basis, our CET1 capital ratio decreased 1.2 percentage points to 15.6%, and our CET1 leverage ratio by 0.4 percentage points to 3.9%, mainly driven by the additional phase-in effect of capital deductions for deferred tax assets (DTAs) and goodwill, which increased from 60% to 80% effective 1 January 2017.

On a fully applied basis, our gone concern loss-absorbing capacity ratio increased 1.8 percentage points to 15.0% and our gone concern leverage ratio increased 0.4 percentage points to 3.8%. Both increases are primarily driven by the previously mentioned issuance of TLAC-eligible senior unsecured debt instruments.

Reconciliation IFRS equity to Swiss SRB common equity tier 1 capital
	Swiss SRB including transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
CHF million	31.3.17	31.12.16	31.3.17	31.12.16
Total IFRS equity	54,340	54,302	54,340	54,302
Equity attributable to non-controlling interests	(679)	(682)	(679)	(682)
Defined benefit plans¹	0	0	0	0
Deferred tax assets recognized for tax loss carry-forwards¹	(6,733)	(5,042)	(8,417)	(8,403)
Deferred tax assets on temporary differences, excess over threshold	(968)	(741)	(1,509)	(1,835)
Goodwill, net of tax¹˒²	(5,217)	(3,959)	(6,521)	(6,599)
Intangible assets, net of tax	(218)	(241)	(218)	(241)
Unrealized (gains) / losses from cash flow hedges, net of tax	(774)	(972)	(774)	(972)
Compensation- and own shares-related components	(1,236)	(1,589)	(1,236)	(1,589)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(67)	(294)	(67)	(294)
Unrealized gains related to financial assets available for sale, net of tax	(288)	(262)	(288)	(262)
Prudential valuation adjustments	(72)	(68)	(72)	(68)
Consolidation scope	(131)	(129)	(131)	(129)
Accruals for proposed dividends to shareholders for 2016	(2,250)	(2,250)	(2,250)	(2,250)
Other³	(865)	(286)	(865)	(286)
Total common equity tier 1 capital	34,841	37,788	31,311	30,693

1 As of 31 March 2017, the phase-in deduction applied was 80%; as of 31 December 2016, the phase-in deduction applied was 60%.    2 Includes goodwill related to significant investments in financial institutions of CHF 340 million (31 December 2016: CHF 342 million).    3 Includes accruals for dividends to shareholders for the current year and other items.

Capital management

Post-stress CET1 capital ratio

We are committed to total capital returns to shareholders of at least 50% of net profit attributable to shareholders, provided that we maintain a fully applied CET1 capital ratio of at least 13% and consistent with our objective of maintaining a post-stress fully applied CET1 capital ratio of at least 10%. Our post-stress CET1 capital ratio exceeded the 10% objective as of 31 March 2017.

Swiss SRB total loss-absorbing capacity movement
CHF million	Swiss SRB including transitional arrangements (phase-in)	Swiss SRB as of 1.1.20 (fully applied)

Going concern capital
Common equity tier 1 capital as of 31.12.16	37,788	30,693
Operating profit before tax	1,690	1,690
Current tax (expense) / benefit	(244)	(244)
Deferred tax assets recognized for tax loss carry-forwards, additional phase-in effect	(1,681)
Deferred tax assets recognized for temporary differences, additional phase-in effect	(547)
Goodwill, additional phase-in effect	(1,320)
Compensation- and own shares-related capital components (including share premium)	(226)	(226)
Foreign currency translation effects	(195)	(131)
Other	(425)	(471)
Common equity tier 1 capital as of 31.3.17	34,841	31,311
Loss-absorbing additional tier 1 capital as of 31.12.16	6,512	9,151
Goodwill, additional phase-in effect	1,320
Foreign currency translation and other effects	(131)	(146)
Loss-absorbing additional tier 1 capital as of 31.3.17	7,701	9,005
Tier 2 capital as of 31.12.16	11,293
Call of a low-trigger loss-absorbing tier 2 capital instrument	(1,982)
Foreign currency translation and other effects	(196)
Tier 2 capital as of 31.3.17	9,116
Total going concern capital as of 31.12.16	55,593	39,844
Total going concern capital as of 31.3.17	51,658	40,317

Gone concern loss-absorbing capacity
Tier 1 capital as of 31.12.16	642	642
Foreign currency translation and other effects	(1)	(1)
Tier 1 capital as of 31.3.17	641	641
Tier 2 capital as of 31.12.16	698	11,779
Call of a low-trigger loss-absorbing tier 2 capital instrument		(1,982)
Decrease in eligibility due to shortening of residual tenor		(446)
Foreign currency translation and other effects	(10)	(195)
Tier 2 capital as of 31.3.17	688	9,156
TLAC-eligible senior unsecured debt as of 31.12.16	16,890	16,890
Issuance of TLAC-eligible senior unsecured debt instruments	6,834	6,834
Foreign currency translation and other effects	(192)	(192)
TLAC-eligible senior unsecured debt as of 31.3.17	23,531	23,531
Total gone concern loss-absorbing capacity as of 31.12.16	18,229	29,311
Total gone concern loss-absorbing capacity as of 31.3.17	24,860	33,328

Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.16	73,822	69,154
Total loss-absorbing capacity as of 31.3.17	76,517	73,645

Additional information

Sensitivity to currency movements

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied RWA by CHF 9 billion and our fully applied CET1 capital by CHF 1.2 billion as of 31 March 2017 (31 December 2016: CHF 10 billion and CHF 1.2 billion, respectively) and decreased our fully applied CET1 capital ratio 6 basis points (31 December 2016: 7 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have decreased our fully applied RWA by CHF 9 billion and our fully applied CET1 capital by CHF 1.1 billion (31 December 2016: CHF 9 billion and CHF 1.1 billion, respectively) and increased our fully applied CET1 capital ratio 6 basis points (31 December 2016: 7 basis points).

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied LRD by CHF 66 billion (31 December 2016: CHF 64 billion) and decreased our fully applied Swiss SRB going concern leverage ratio 10 basis points (31 December 2016: 9 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have decreased our fully applied LRD by CHF 59 billion (31 December 2016: CHF 58 billion) and increased our fully applied Swiss SRB going concern leverage ratio 10 basis points (31 December 2016: 10 basis points).

These sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2016 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 14 Provisions and contingent liabilities” to our consolidated financial statements. This is an estimated amount and is not related to and should not be considered in addition to these provisions and contingent liabilities. We have utilized for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 4.9 billion as of 31 March 2017. This estimate does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of UBS’s actual exposure in any of these matters.

→   Refer to “Note 14  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Capital management

Risk-weighted assets

During the first quarter of 2017, fully applied risk-weighted assets (RWA) decreased by CHF 0.9 billion to CHF 221.8 billion, driven by asset size and other movements of CHF 5.3 billion as well as currency effects of CHF 0.6 billion, partly offset by methodology, policy changes and model updates of CHF 4.4 billion and regulatory add-ons of CHF 0.6 billion.

Movement in fully applied risk-weighted assets by key driver
CHF billion	RWA as of 31.12.16	Currency effects	Methodology, policy changes and model updates	Regulatory add-ons	Asset size and other¹	RWA as of 31.3.17
Credit risk	112.8	(0.5)	1.8	2.7	(0.3)	116.4
Non-counterparty-related risk	16.6	(0.1)			0.2	16.7
Market risk	15.5		1.1	(2.1)	(5.1)	9.3
Operational risk	77.8		1.6		0.0	79.4
Total	222.7	(0.6)	4.4	0.6	(5.3)	221.8

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “other.” Refer to the UBS Group AG and significant regulated subsidiaries and sub-groups first quarter 2017 Pillar 3 report under “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors for more information.

Credit risk

Credit risk RWA increased by CHF 3.6 billion to CHF 116.4 billion as of 31 March 2017, driven by regulatory add-ons of CHF 2.7 billion and methodology, policy changes and model updates of CHF 1.8 billion, partly offset by a decrease of CHF 0.5 billion related to currency effects.

The RWA increase from regulatory add-ons of CHF 2.7 billion was mainly driven by an increase in the internal ratings-based (IRB) multiplier on Swiss residential mortgages of CHF 1.4 billion in Personal & Corporate Banking and CHF 0.4 billion in Wealth Management, as well as an increase in the IRB multiplier on Investment Bank exposures to corporates of CHF 0.6 billion. The FINMA-required multipliers applied by banks using the IRB approach will continue to increase RWA until the implementation is completed at the end of the first quarter of 2019. We expect that this will result in an RWA increase of approximately CHF 3 billion for the remainder of 2017, CHF 5 billion in 2018 and less than CHF 2 billion in 2019. This excludes the effect of any methodology changes.

The RWA increase from methodology, policy changes and model updates of CHF 1.8 billion was driven by the implementation of revised credit conversion factors (CCFs) for unutilized Lombard loan facilities as well as changes to the probability of default (PD) and loss given default (LGD) parameters for all Lombard exposures. These changes primarily affected Wealth Management and Wealth Management Americas and will be further implemented over the remainder of the year. Over the remainder of 2017, we expect an increase in RWA of up to CHF 2 billion for changes to the PD and LGD parameters, as well as an additional increase in RWA from changes to CCFs, subject to ongoing assessment.

→   Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2016 for more information

Market risk

Market risk RWA decreased by CHF 6.2 billion, mainly due to lower average stressed VaR and regulatory VaR compared with the higher levels observed in the fourth quarter of 2016.

Furthermore, RWA decreased by CHF 2.1 billion in relation to regulatory add-ons, largely due to a lower VaR multiplier, which decreased from 3.65 to 3 as a result of fewer backtesting exceptions.

→   Refer to the “Risk management and control” section of this report and the UBS Group AG and significant regulated subsidiaries and sub-groups first quarter 2017 Pillar 3 report under “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors  for more information on market risk developments

Operational risk

Operational risk RWA increased by CHF 1.6 billion to CHF 79.4 billion as of 31 March 2017, driven by calibration changes to the advanced measurement approach model used for the calculation of operational risk capital that were approved by FINMA.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2016 for more information on the advanced measurement approach model

Risk-weighted assets by business division and Corporate Center unit
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total RWA	Total capital requirement¹
	31.3.17
Credit risk	13.8	9.5	40.4	1.7	36.7	1.5	7.5	5.4	116.4	21.4
Advanced IRB approach²	10.0	4.5	38.5	1.0	33.2	0.3	5.8	4.1	97.5	17.9
Standardized approach³	3.8	5.0	1.9	0.6	3.6	1.2	1.6	1.3	18.9	3.5
Non-counterparty-related risk⁴	0.1	0.0	0.1	0.0	0.0	17.8	0.0	0.0	18.0	3.3
Market risk	0.0	1.0	0.0	0.0	8.8	(2.4)⁵	0.5	1.4	9.3	1.7
Operational risk	13.5	13.5	4.0	2.4	19.8	13.3	2.5	10.3	79.4	14.6
RWA, phase-in	27.4	24.1	44.4	4.1	65.4	30.2	10.5	17.1	223.1	41.1
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	(1.4)	0.0	0.0	(1.4)
RWA, fully applied⁷	27.4	24.1	44.4	4.1	65.4	28.9	10.5	17.1	221.8
RWA held by CC – Group ALM on behalf of the business divisions and other CC units⁸	1.3	1.0	1.1	0.1	0.8	0.0	(4.3)	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	28.7	25.1	45.5	4.1	66.2	28.9	6.2	17.2	221.8

	31.12.16
Credit risk	12.5	9.1	37.7	1.6	37.0	1.4	7.3	6.2	112.8	16.3
Advanced IRB approach²	9.0	3.7	36.1	0.9	33.7	0.2	4.8	5.0	93.4	13.5
Standardized approach³	3.5	5.4	1.6	0.6	3.3	1.2	2.6	1.2	19.4	2.8
Non-counterparty-related risk⁴	0.1	0.0	0.1	0.0	0.0	19.1	0.0	0.0	19.3	2.8
Market risk	0.0	1.4	0.0	0.0	14.0	(3.2)⁵	0.7	2.6	15.5	2.2
Operational risk	13.2	13.2	3.9	2.3	19.5	13.1	2.5	10.1	77.8	11.2
RWA, phase-in	25.8	23.8	41.6	3.9	70.4	30.3	10.6	18.9	225.4	32.5
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	(2.7)	0.0	0.0	(2.7)
RWA, fully applied	25.8	23.8	41.6	3.9	70.4	27.6	10.6	18.9	222.7

	31.3.17 vs 31.12.16
Credit risk	1.3	0.4	2.7	0.1	(0.3)	0.1	0.2	(0.8)	3.6
Advanced IRB approach²	1.0	0.8	2.4	0.1	(0.5)	0.1	1.0	(0.9)	4.1
Standardized approach³	0.3	(0.4)	0.3	0.0	0.3	0.0	(1.0)	0.1	(0.5)
Non-counterparty-related risk⁴	0.0	0.0	0.0	0.0	0.0	(1.3)	0.0	0.0	(1.3)
Market risk	0.0	(0.4)	0.0	0.0	(5.2)	0.8	(0.2)	(1.2)	(6.2)
Operational risk	0.3	0.3	0.1	0.1	0.3	0.2	0.0	0.2	1.6
RWA, phase-in	1.6	0.3	2.8	0.2	(5.0)	(0.1)	(0.1)	(1.8)	(2.3)
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	1.3	0.0	0.0	1.3
RWA, fully applied	1.6	0.3	2.8	0.2	(5.0)	1.3	(0.1)	(1.8)	(0.9)

1 Calculated on the basis of our Swiss SRB loss-absorbing capacity requirement of 18.4% of RWA on a phase-in basis (31 December 2016: 14.4%).    2 Includes equity exposures in the banking book according to the simple risk weight method.    3 Includes settlement risk and business transfers.    4 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 March 2017: CHF 9.6 billion, 31 December 2016: CHF 10.9 billion), property, equipment and software (31 March 2017: CHF 8.3 billion, 31 December 2016: CHF 8.3 billion) and other items (31 March 2017: CHF 0.2 billion, 31 December 2016: CHF 0.2 billion).    5 Corporate Center – Services market risk RWA were negative, as they included the effect of portfolio diversification across businesses.    6 Phase-out items are entirely related to non-counterparty-related risk RWA.    7 RWA held by business division and Corporate Center unit.    8 Represents RWA held by CC – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective from 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework“ in the “Capital management“ section of our Annual Report 2016 for more information.

Capital management

Leverage ratio denominator

During the first quarter of 2017, the fully applied leverage ratio denominator (LRD) increased by CHF 11 billion to CHF 881 billion. This increase was driven by asset size and other movements of CHF 15 billion, mainly in securities financing transactions (SFTs), partly offset by currency effects of CHF 4 billion.

Movement in fully applied leverage ratio denominator by key driver
CHF billion	LRD as of 31.12.16	Currency effects	Incremental netting and collateral mitigation	Asset size and other	LRD as of 31.3.17
On-balance sheet exposures (excluding derivative exposures and SFTs)¹	638.1	(2.7)	0.0	2.9	638.2
Derivative exposures	107.6	(0.3)	(0.1)	(4.5)	102.7
Securities financing transactions	104.7	(0.7)	(0.3)	17.0	120.8
Off-balance sheet items	37.7	(0.4)	0.0	(0.5)	36.8
Deduction items	(17.7)	0.2	0.0	0.1	(17.4)
Total	870.5	(3.8)	(0.4)	14.9	881.2

1 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

SFTs increased by CHF 17 billion due to asset size and other movements, primarily resulting from the rebalancing of our high-quality liquid assets (HQLA) portfolio in Corporate Center –Group Asset and Liability Management (Group ALM) with a corresponding decrease in on-balance sheet exposures (excluding derivatives and SFTs) of CHF 10 billion, as well as client-driven increases in the Investment Bank of CHF 6 billion.

Derivative exposures decreased by CHF 5 billion due to asset size and other movements, primarily resulting from a CHF 4 billion decrease in our Foreign Exchange, Rates and Credit (FRC) business within the Investment Bank, mainly related to foreign exchange contracts, primarily reflecting currency market movements, and a CHF 2 billion reduction in Corporate Center – Non-core and Legacy Portfolio, mainly in interest rate contracts, reflecting fair value changes and ongoing reduction activity. A further reduction was driven by the required application of daily settlement to our interest rate swap and credit derivative transactions with the Chicago Mercantile Exchange, which shortened the maturities relevant for calculating the current exposure method (CEM) add-on, resulting in a decrease of CHF 1 billion, primarily on interest rate swaps. This was partly offset by higher CEM add-ons, primarily in the Equities business in the Investment Bank of CHF 2 billion and in Wealth Management Americas of CHF 1 billion, due to higher notional values.

On-balance sheet exposures (excluding derivatives and SFTs) increased by CHF 3 billion. The increase in the Investment Bank of CHF 12 billion was primarily driven by higher trading portfolio assets, mainly due to market- and client-driven increases in our Equities and FRC businesses, and was largely offset by a decrease of CHF 11 billion in Group ALM primarily resulting from the aforementioned rebalancing of our HQLA portfolio.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information on balance sheet movements

Leverage ratio denominator by business division and Corporate Center unit
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total
	31.3.17
Total IFRS assets	116.7	64.5	138.7	12.4	228.6	23.4	265.1	60.2	909.6
Difference in scope of consolidation¹	(5.1)	(0.2)	0.0	(9.6)	(0.4)	(0.1)	0.2	0.0	(15.3)
Less: derivative exposures and SFTs²	(1.3)	(1.9)	(1.5)	0.0	(126.0)	0.0	(70.1)	(55.2)	(256.1)
On-balance sheet exposures	110.3	62.4	137.2	2.7	102.2	23.3	195.2	5.0	638.2
Derivative exposures	2.9	3.2	2.3	0.0	75.6	0.0	6.2	12.5	102.7
Securities financing transactions	0.0	1.3	0.0	0.0	48.9	0.0	68.5	2.0	120.8
Off-balance sheet items	3.6	0.9	11.5	0.0	18.4	0.1	1.9	0.3	36.8
Items deducted from Swiss SRB tier 1 capital						(15.1)			(15.1)
LRD, phase-in	116.9	67.9	151.0	2.7	245.1	8.3	271.8	19.8	883.4
Additional items deducted from Swiss SRB tier 1 capital						(2.2)			(2.2)
LRD, fully applied³	116.9	67.9	151.0	2.7	245.1	6.1	271.8	19.8	881.2
LRD held by CC – Group ALM on behalf of the business divisions and other CC units⁴	49.4	23.5	41.1	2.1	32.4	0.4	(153.6)	4.8	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	166.2	91.3	192.1	4.8	277.5	6.5	118.2	24.5	881.2

	31.12.16
Total IFRS assets	115.5	65.9	139.9	12.0	242.3	23.7	267.2	68.5	935.0
Difference in scope of consolidation¹	(5.1)	(0.2)	0.0	(9.3)	(0.7)	(0.2)	0.2	0.0	(15.5)
Less: derivative exposures and SFTs²	(2.0)	(2.0)	(2.2)	0.0	(151.4)	0.0	(60.6)	(63.3)	(281.4)
On-balance sheet exposures	108.4	63.7	137.7	2.7	90.2	23.4	206.7	5.2	638.1
Derivative exposures	3.5	2.5	2.7	0.0	77.5	0.0	6.3	15.2	107.6
Securities financing transactions	0.0	1.0	0.0	0.0	42.9	0.0	59.1	1.8	104.7
Off-balance sheet items	3.6	0.9	11.9	0.0	20.6	0.1	0.3	0.3	37.7
Items deducted from Swiss SRB tier 1 capital						(13.2)			(13.2)
LRD, phase-in	115.5	68.1	152.2	2.7	231.2	10.3	272.4	22.4	874.9
Additional items deducted from Swiss SRB tier 1 capital						(4.5)			(4.5)
LRD, fully applied	115.5	68.1	152.2	2.7	231.2	5.8	272.4	22.4	870.5

	31.3.17 vs 31.12.16
Total IFRS assets	1.2	(1.4)	(1.2)	0.4	(13.7)	(0.3)	(2.1)	(8.3)	(25.4)
Difference in scope of consolidation¹	0.0	0.0	0.0	(0.3)	0.3	0.1	0.0	0.0	0.2
Less: derivative exposures and SFTs²	0.7	0.1	0.7	0.0	25.4	0.0	(9.5)	8.1	25.3
On-balance sheet exposures	1.9	(1.3)	(0.5)	0.0	12.0	(0.1)	(11.5)	(0.2)	0.1
Derivative exposures	(0.6)	0.7	(0.4)	0.0	(1.9)	0.0	(0.1)	(2.7)	(4.9)
Securities financing transactions	0.0	0.3	0.0	0.0	6.0	0.0	9.4	0.2	16.1
Off-balance sheet items	0.0	0.0	(0.4)	0.0	(2.2)	0.0	1.6	0.0	(0.9)
Items deducted from Swiss SRB tier 1 capital						(1.9)			(1.9)
LRD, phase-in	1.4	(0.2)	(1.2)	0.0	13.9	(2.0)	(0.6)	(2.6)	8.5
Additional items deducted from Swiss SRB tier 1 capital						2.3			2.3
LRD, fully applied	1.4	(0.2)	(1.2)	0.0	13.9	0.3	(0.6)	(2.6)	10.7

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.    3 LRD held by business division and Corporate Center unit.    4 Represents LRD held by CC – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective from 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the ”Capital management” section of our Annual Report 2016 for more information.

Capital management

Equity attribution and return on attributed equity

In the first quarter of 2017, we implemented an updated equity attribution framework that reflects the revision of the too big to fail provisions applicable to Swiss systemically relevant banks.

Effective 1 January 2017, the weighting used for the attribution of tangible equity has been changed from an equal driver weighting of one-third each for average fully applied RWA, average fully applied LRD and risk-based capital (RBC) to 50% each for RWA and LRD. Average fully applied RWA and LRD continue to be converted to their common equity tier 1 (CET1) capital equivalents based on capital ratios of 11% and 3.75%, respectively, which are above future regulatory requirements. If the tangible attributed equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of RBC for any business division, the CET1 capital equivalent of RBC will be used as a floor for that business division.

Under the revised framework, LRD and RWA held by Corporate Center – Group Asset and Liability Management (Group ALM) directly associated with activity that Group ALM manages centrally on the behalf of business divisions and other Corporate Center units are allocated to those business divisions and other Corporate Center units for the purpose of attributing equity. This allocation is primarily based on the level of high-quality liquid assets that is needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Group ALM continues to retain attributed equity related to liquidity and funding surpluses, i.e., at levels above regulatory requirements, together with that related to its own activities.

In addition to tangible equity, we continue to allocate equity to our businesses to support goodwill and intangible assets. However, we now also attribute to the business divisions equity for goodwill and intangible assets resulting from the acquisition of PaineWebber that was held centrally in Group items within Corporate Center – Services under the previous framework.

To further enhance transparency on our equity attribution, we have introduced a new disclosure on attributed tangible equity, which is the attributed equity less goodwill and intangible assets. Also, we now attribute all Basel III capital deduction items to Group items. These deduction items include deferred tax assets, which constitute the largest component of Group items, unrealized gains from cash flow hedges and compensation- and own share-related components. Previously, Group items only included an amount of attributed equity for certain capital deduction items. In addition, the total amount of attributed equity equals average shareholders’ equity with any residual difference reported within Group items, whereas such difference was previously reported separately.

→   Refer to the “Capital management” section of our Annual Report 2016 for more information on the equity attribution framework

As a result of the these changes to the framework, total average equity attributed to the business divisions increased by CHF 10.7 billion, while equity attributed to Corporate Center – Services and Corporate Center – Group ALM decreased by CHF 2.9 billion and CHF 2.1 billion, respectively, as shown in the table below.

During the first quarter of 2017, average equity attributed to the Investment Bank decreased by CHF 0.4 billion compared with the pro forma average equity attribution under the revised framework in the fourth quarter of 2016, due to lower resource utilization. This was offset by an increase in Group items. Average equity for other business divisions and Corporate Center was broadly unchanged from the prior quarter pro forma attribution.

Average (attributed) equity and (attributed) tangible equity
	For the quarter ended
	Attributed equity			Attributed tangible equity¹
CHF billion	31.3.17	Pro forma 31.12.16	31.12.16	31.3.17	Pro forma 31.12.16
Wealth Management	6.0	6.0	3.4	4.6	4.6
Wealth Management Americas	6.7	6.7	2.6	3.1	3.0
Personal & Corporate Banking	6.0	5.9	4.1	6.0	5.9
Asset Management	1.7	1.7	1.4	0.3	0.3
Investment Bank	9.1	9.5	7.6	9.0	9.4
Corporate Center	24.1	23.7	29.0	24.1	23.7
of which: Services	20.3	19.9	22.8	20.3	19.9
of which: Group items	18.7	18.3	21.3	18.7	18.3
of which: Group ALM	2.3	2.3	4.4	2.3	2.3
of which: Non-core and Legacy Portfolio	1.5	1.6	1.8	1.5	1.6
Average (tangible) equity attributed to business divisions and Corporate Center	53.6	53.5	48.1	47.1	47.0
Difference	0.0	0.0	5.4	0.0	0.0
Average (tangible) equity attributable to shareholders	53.6	53.5	53.5	47.1	47.0
1 Tangible attributed equity equals attributed equity less goodwill and intangible assets

Return on (attributed) equity and return on (attributed) tangible equity¹
	For the quarter ended
	Return on (attributed) equity			Return on (attributed) tangible equity
In %	31.3.17	Pro forma 31.12.16	31.12.16	31.3.17	Pro forma 31.12.16

Reported
Wealth Management	42.8	24.5	43.3	55.2	31.9
Wealth Management Americas	17.9	20.2	52.2	40.7	46.3
Personal & Corporate Banking	27.7	25.4	36.5	27.7	25.4
Asset Management	24.1	33.9	41.1	133.3	193.5
Investment Bank	21.0	12.9	16.1	21.4	13.1
UBS Group	9.5	4.8	4.8	10.9	5.6

Adjusted²
Wealth Management	48.7	34.1	60.1	62.8	44.3
Wealth Management Americas	19.2	21.5	55.4	43.6	49.1
Personal & Corporate Banking	29.0	26.8	38.5	29.0	26.8
Asset Management	28.8	36.7	44.6	158.9	209.6
Investment Bank	24.4	14.5	18.1	24.8	14.8
UBS Group	10.9	6.3	6.3	12.6	7.3

1 Return on attributed equity and return on attributed tangible equity shown for the business divisions. Return on equity attributable to shareholders and return on tangible equity shown for the UBS Group. Return on attributed equity and return on attributed tangible equity for Corporate Center is not shown, as it is not meaningful.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.

UBS shares

UBS shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (NYSE) as global registered shares. Each share has a par value of CHF 0.10 per share.

Shares issued increased slightly in the first quarter of 2017 due to the issuance of shares out of conditional share capital upon exercise of employee share options.

Treasury shares, which are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans, totaled 137 million shares as of 31 March 2017. Treasury shares decreased by 1 million shares during the first quarter of 2017 mainly due to the delivery of treasury shares under share-based compensation plans, mostly offset by acquisitions.

UBS Group share information
	As of or for the quarter ended			% change from
	31.3.17	31.12.16	31.3.16	31.12.16
Shares issued	3,851,255,128	3,850,766,389	3,850,069,401	0
Treasury shares	137,116,350	138,441,772	129,605,209	(1)
Shares outstanding	3,714,138,778	3,712,324,617	3,720,464,192	0
Basic earnings per share (CHF)¹	0.34	0.17	0.19	100
Diluted earnings per share (CHF)¹	0.33	0.17	0.18	94
Equity attributable to shareholders (CHF million)	53,661	53,621	54,845	0
Less: goodwill and intangible assets (CHF million)	6,458	6,556	6,326	(1)
Tangible equity attributable to shareholders (CHF million)	47,203	47,065	48,519	0
Total book value per share (CHF)	14.45	14.44	14.74	0
Tangible book value per share (CHF)	12.71	12.68	13.04	0
Share price (CHF)	16.03	15.95	15.49	1
Market capitalization (CHF million)²	61,736	61,420	59,638	1

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Market capitalization is calculated on the basis of total shares issued multiplied by the share price at the end of the period.

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

67	Income statement
68	Statement of comprehensive income
70	Balance sheet
72	Statement of changes in equity
74	Statement of cash flows

76	1 Basis of accounting
77	2 Segment reporting
78	3 Net fee and commission income
78	4 Other income
79	5 Personnel expenses
79	6 General and administrative expenses
79	7 Income taxes
80	8 Earnings per share (EPS) and shares outstanding
80	9 Fair value measurement
91	10 Derivative instruments
92	11 Other assets and liabilities
93	12 Financial liabilities designated at fair value
93	13 Debt issued held at amortized cost
94	14 Provisions and contingent liabilities
103	15 Guarantees, commitments and forward starting transactions
104	16 Changes in organization and disposals
105	17 Currency translation rates

UBS AG interim consolidated financial information (unaudited)

106	Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			% change from
CHF million, except per share data	Note	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Interest income		3,352	3,523	3,407	(5)	(2)
Interest expense		(1,656)	(1,761)	(1,695)	(6)	(2)
Net interest income		1,696	1,762	1,712	(4)	(1)
Credit loss (expense) / recovery		0	(24)	(3)	(100)	(100)
Net interest income after credit loss expense		1,696	1,738	1,709	(2)	(1)
Net fee and commission income	3	4,353	4,161	4,093	5	6
Net trading income		1,440	946	1,013	52	42
Other income	4	43	209	17	(79)	153
Total operating income		7,532	7,055	6,833	7	10
Personnel expenses	5	4,060	3,868	3,924	5	3
General and administrative expenses	6	1,506	2,165	1,664	(30)	(9)
Depreciation and impairment of property, equipment and software		255	255	243	0	5
Amortization and impairment of intangible assets		21	21	23	0	(9)
Total operating expenses		5,842	6,308	5,855	(7)	0
Operating profit / (loss) before tax		1,690	746	978	127	73
Tax expense / (benefit)	7	375	109	270	244	39
Net profit / (loss)		1,315	637	708	106	86
Net profit / (loss) attributable to non-controlling interests		47	1	0
Net profit / (loss) attributable to shareholders		1,269	636	707	100	79

Earnings per share (CHF)
Basic	8	0.34	0.17	0.19	100	79
Diluted	8	0.33	0.17	0.18	94	83

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended
CHF million	31.3.17	31.12.16	31.3.16

Comprehensive income attributable to shareholders
Net profit / (loss)	1,269	636	707

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(371)	1,066	(953)
Foreign exchange amounts reclassified to the income statement from equity	4	(27)	123
Income tax relating to foreign currency translation movements	2	(194)	5
Subtotal foreign currency translation, net of tax	(365)	845	(825)
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale, before tax	44	(135)	253
Impairment charges reclassified to the income statement from equity	14	0	0
Realized gains reclassified to the income statement from equity	(8)	(98)	(89)
Realized losses reclassified to the income statement from equity	2	7	13
Income tax relating to net unrealized gains / (losses) on financial assets available for sale	(8)	81	(46)
Subtotal financial assets available for sale, net of tax	43	(145)	131
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(30)	(1,024)	944
Net (gains) / losses reclassified to the income statement from equity	(220)	(270)	(303)
Income tax relating to cash flow hedges	52	261	(127)
Subtotal cash flow hedges, net of tax	(198)	(1,033)	513
Total other comprehensive income that may be reclassified to the income statement, net of tax	(520)	(334)	(181)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	49	(301)	(191)
Income tax relating to defined benefit plans	2	68	12
Subtotal defined benefit plans, net of tax	51	(234)	(179)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(181)	15	68
Income tax relating to own credit on financial liabilities designated at fair value	0	0	(16)
Subtotal own credit on financial liabilities designated at fair value, net of tax	(181)	15	52
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(129)	(219)	(127)

Total other comprehensive income	(649)	(553)	(308)
Total comprehensive income attributable to shareholders	620	83	399

Statement of comprehensive income (continued)
	For the quarter ended
CHF million	31.3.17	31.12.16	31.3.16

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	47	1	0

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	0	(13)	(50)
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	0	(13)	(50)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	0	(13)	(50)
Total comprehensive income attributable to non-controlling interests	47	(12)	(50)

Total comprehensive income
Net profit / (loss)	1,315	637	708
Other comprehensive income	(649)	(566)	(358)
of which: other comprehensive income that may be reclassified to the income statement	(520)	(334)	(181)
of which: other comprehensive income that will not be reclassified to the income statement	(129)	(232)	(177)
Total comprehensive income	666	71	349

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
				% change from
CHF million	Note	31.3.17	31.12.16	31.12.16

Assets
Cash and balances with central banks		108,931	107,767	1
Due from banks		14,222	13,156	8
Cash collateral on securities borrowed		18,512	15,111	23
Reverse repurchase agreements		77,004	66,246	16
Trading portfolio assets	9	107,211	96,575	11
of which: assets pledged as collateral which may be sold or repledged by counterparties		30,346	30,260	0
Positive replacement values	9, 10	121,549	158,411	(23)
Cash collateral receivables on derivative instruments	10	22,522	26,664	(16)
Loans		309,115	306,325	1
Financial assets designated at fair value	9	49,114	65,353	(25)
Financial assets available for sale	9	16,235	15,676	4
Financial assets held to maturity		8,962	9,289	(4)
Investments in associates		977	963	1
Property, equipment and software		8,368	8,331	0
Goodwill and intangible assets		6,458	6,556	(1)
Deferred tax assets		12,927	13,155	(2)
Other assets	11	27,500	25,436	8
Total assets		909,608	935,016	(3)

Balance sheet (continued)
				% change from
CHF million	Note	31.3.17	31.12.16	31.12.16

Liabilities
Due to banks		8,747	10,645	(18)
Cash collateral on securities lent		3,067	2,818	9
Repurchase agreements		10,621	6,612	61
Trading portfolio liabilities	9	28,576	22,824	25
Negative replacement values	9, 10	119,964	153,810	(22)
Cash collateral payables on derivative instruments	10	29,875	35,472	(16)
Due to customers		419,356	423,672	(1)
Financial liabilities designated at fair value	9, 12	56,640	55,017	3
Debt issued	13	114,725	103,649	11
Provisions	14	3,757	4,174	(10)
Other liabilities	11	59,939	62,020	(3)
Total liabilities		855,268	880,714	(3)

Equity
Share capital		385	385	0
Share premium		27,637	28,254	(2)
Treasury shares		(2,211)	(2,249)	(2)
Retained earnings		32,864	31,725	4
Other comprehensive income recognized directly in equity, net of tax		(5,014)	(4,494)	12
Equity attributable to shareholders		53,661	53,621	0
Equity attributable to non-controlling interests		679	682	0
Total equity		54,340	54,302	0
Total liabilities and equity		909,608	935,016	(3)

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2016	385	31,164	(1,693)	29,504
Issuance of share capital	0
Acquisition of treasury shares			(1,117)
Delivery of treasury shares under share-based compensation plans		(628)	661
Other disposal of treasury shares			11
Premium on shares issued and warrants exercised		2
Share-based compensation expensed in the income statement		188
Tax (expense) / benefit		15
Dividends
New consolidations / (deconsolidations) and other increases / (decreases)		43		(43)
Total comprehensive income for the period				580
of which: net profit / (loss)				707
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(179)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				52
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2016	385	30,784	(2,138)	30,041

Balance as of 1 January 2017	385	28,254	(2,249)	31,725
Issuance of share capital	0
Acquisition of treasury shares			(820)
Delivery of treasury shares under share-based compensation plans		(804)	853
Other disposal of treasury shares		0	5
Premium on shares issued and warrants exercised		4
Share-based compensation expensed in the income statement		174
Tax (expense) / benefit		12
Dividends
New consolidations / (deconsolidations) and other increases / (decreases)		(3)
Total comprehensive income for the period				1,139
of which: net profit / (loss)				1,269
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				51
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(181)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2017	385	27,637	(2,211)	32,864
1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Other comprehensive income recognized directly in equity, net of tax¹	of which: foreign currency translation	of which: financial assets available for sale	of which: cash flow hedges	Total equity attributable to shareholders	Non-controlling interests	Total equity
(4,047)	(5,857)	172	1,638	55,313	1,995	57,308
				0		0
				(1,117)		(1,117)
				33		33
				11		11
				2		2
				188		188
				15		15
				0	(5)	(5)
				0	0	0
(181)	(825)	131	513	399	(50)	349
				707	0	708
(181)	(825)	131	513	(181)		(181)
				(179)		(179)
				52		52
				0	(50)	(50)
(4,228)	(6,682)	303	2,151	54,845	1,941	56,786

(4,494)	(5,564)	98	972	53,621	682	54,302
				0		0
				(820)		(820)
				49		49
				5		5
				4		4
				174		174
				12		12
				0	(50)	(50)
				(3)	1	(2)
(520)	(365)	43	(198)	620	47	666
				1,269	47	1,315
(520)	(365)	43	(198)	(520)		(520)
				51		51
				(181)		(181)
				0	0	0
(5,014)	(5,930)	141	774	53,661	679	54,340

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
CHF million	31.3.17	31.3.16

Cash flow from / (used in) operating activities
Net profit / (loss)	1,315	708
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	255	243
Amortization and impairment of intangible assets	21	23
Credit loss expense / (recovery)	0	3
Share of net profits of associates	(19)	(18)
Deferred tax expense / (benefit)	131	93
Net loss / (gain) from investing activities	141	779
Net loss / (gain) from financing activities	449	612
Other net adjustments	(560)	(899)
Net change in operating assets and liabilities:
Due from / to banks	(2,192)	(13)
Cash collateral on securities borrowed and reverse repurchase agreements	(14,427)	(16,074)
Cash collateral on securities lent and repurchase agreements	4,204	(3,941)
Trading portfolio and replacement values	(2,048)	22,774
Financial assets designated at fair value	16,603	(35,242)
Cash collateral on derivative instruments	(1,396)	(2,404)
Loans	(3,508)	3,048
Due to customers	(3,364)	15,759
Other assets, provisions and other liabilities	(4,279)	(1,268)
Income taxes paid, net of refunds	(52)	(63)
Net cash flow from / (used in) operating activities	(8,726)	(15,880)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(1)	0
Disposal of subsidiaries, associates and intangible assets¹	3	1
Purchase of property, equipment and software	(315)	(432)
Disposal of property, equipment and software	23	4
Purchase of financial assets available for sale	(2,227)	(5,597)
Disposal and redemption of financial assets available for sale	2,102	36,045
Net (purchase) / redemption of financial assets held to maturity	199	(2,889)
Net cash flow from / (used in) investing activities	(215)	27,133

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
CHF million	31.3.17	31.3.16

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	9,432	9,814
Net movements in treasury shares and own equity derivative activity	(786)	(1,072)
Issuance of long-term debt, including financial liabilities designated at fair value	14,195	15,904
Repayment of long-term debt, including financial liabilities designated at fair value	(10,803)	(17,057)
Net changes in non-controlling interests and preferred notes	(4)	(5)
Net cash flow from / (used in) financing activities	12,033	7,583

Total cash flow
Cash and cash equivalents at the beginning of the period	121,138	103,044
Net cash flow from / (used in) operating, investing and financing activities	3,093	18,835
Effects of exchange rate differences on cash and cash equivalents	(55)	(2,298)
Cash and cash equivalents at the end of the period²	124,175	119,582
of which: cash and balances with central banks	108,931	105,710
of which: due from banks	12,669	12,805
of which: money market paper³	2,576	1,068

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	2,718	2,932
Interest paid in cash	1,605	1,488
Dividends on equity investments, investment funds and associates received in cash⁴	436	426

1 Includes dividends received from associates.    2 CHF 2,314 million and CHF 3,837 million of cash and cash equivalents (mainly reflected in Due from banks) were restricted as of 31 March 2017 and 31 March 2016. Refer to Note 23 in the Annual Report 2016 for more information.    3 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.    4 Includes dividends received from associates reported within cash flow from / (used in) investing activities.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1 Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS Group AG and its subsidiaries (together “UBS” or “the Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in Swiss francs (CHF), which is also the functional currency of UBS Group AG and UBS AG. These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2016, except for the changes described below. These interim Financial Statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated Financial Statements included in the Annual Report 2016. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2016.

Presentation of interest income and expense on derivatives designated as hedging instruments

Effective 1 January 2017, UBS refined the presentation of interest income and interest expense on derivatives designated as hedging instruments in effective hedge relationships, to align the presentation with interest arising from designated hedged items. As a result, first quarter Interest income and Interest expense was lower by CHF 149 million, with no change to Net interest income. Prior-period information has not been restated, as the effect is not material.

Amendments to IAS 7, Statement of Cash Flows

Amendments to IAS 7, Statement of Cash Flows,  effective for annual periods beginning on 1 January 2017, require UBS to explain changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. UBS will provide this specific disclosure for the first time in its Annual Report 2017. Information on liabilities and funding management is provided in the “Balance sheet, liquidity and funding management”  section of this report.

Amendments to IAS 12, Income Taxes

In the first quarter of 2017, UBS adopted amendments to IAS 12, Income Taxes,  that clarify how to account for deferred tax assets related to debt instruments measured at fair value. The adoption of these amendments did not have a material impact on its financial statements.

Net interest and trading income

Beginning in the first quarter of 2017, UBS no longer includes the “Net interest and trading income” Note disclosure in its interim financial statements. Information on net interest and trading income continues to be provided in the “Group performance” section of this report. Also, Note 2 provides information on Net interest income and Non-interest income. The “Net interest and trading income” Note disclosure will continue to be included in UBS’s Annual Report.

Note 2   Segment reporting

UBS‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank, all of which are supported by Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of the Group. Corporate Center – Non-core and Legacy Portfolio is managed and reported as a separate reportable segment within Corporate Center. Refer to “Note 1a item 2 Segment reporting” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2016 for more information on the Group’s reporting segments.

	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the quarter ended 31 March 2017
Net interest income	489	375	457	(7)	383	(74)	66	6	1,696
Non-interest income	1,368	1,644	435	452	1,806	26	87	16	5,836
Allocations from Group ALM	71	32	59	5	(86)	30	(88)	(23)	0
Income	1,929	2,051	951	450	2,104	(18)	65	0	7,532
Credit loss (expense) / recovery	(1)	(1)	7	0	(6)	0	0	0	0
Total operating income	1,929	2,051	958	450	2,098	(18)	65	0	7,532
Personnel expenses	596	1,283	213	162	818	966	8	15	4,060
General and administrative expenses	131	144	59	57	130	965	4	17	1,506
Services (to) / from CC and other BDs	562	311	265	127	665	(1,981)	(10)	61	0
of which: services from CC Services	536	308	292	135	641	(1,993)	29	51	0
Depreciation and impairment of property, equipment and software	0	1	3	0	3	249	0	0	255
Amortization and impairment of intangible assets	1	11	0	1	3	5	0	0	21
Total operating expenses¹	1,290	1,749	540	347	1,619	204	2	93	5,842
Operating profit / (loss) before tax	639	301	418	103	480	(222)	63	(93)	1,690
Tax expense / (benefit)									375
Net profit / (loss)									1,315

As of 31 March 2017
Total assets	116,723	64,451	138,693	12,354	228,614	23,449	265,124	60,199	909,608

For the quarter ended 31 March 2016²
Net interest income	474	327	477	(7)	312	(89)	226	(6)	1,712
Non-interest income	1,305	1,542	392	474	1,624	14	(211)	(15)	5,123
Allocations from Group ALM	106	21	94	3	(59)	21	(164)	(22)	0
Income	1,885	1,891	963	468	1,877	(55)	(150)	(44)	6,835
Credit loss (expense) / recovery	0	(1)	0	0	2	0	0	(3)	(3)
Total operating income	1,885	1,889	963	468	1,879	(55)	(150)	(47)	6,833
Personnel expenses	615	1,202	213	183	728	968	8	7	3,924
General and administrative expenses	128	144	61	57	170	1,042	3	60	1,664
Services (to) / from CC and other BDs	583	318	287	137	718	(2,099)	(13)	69	0
of which: services from CC Services	562	315	311	142	691	(2,105)	29	56	0
Depreciation and impairment of property, equipment and software	1	0	4	0	6	232	0	0	243
Amortization and impairment of intangible assets	1	13	0	1	3	5	0	0	23
Total operating expenses¹	1,327	1,678	564	378	1,625	148	(2)	135	5,855
Operating profit / (loss) before tax	557	211	399	90	253	(203)	(148)	(183)	978
Tax expense / (benefit)									270
Net profit / (loss)									708

As of 31 December 2016
Total assets	115,539	65,882	139,912	12,028	242,302	23,669	267,200	68,485	935,016

1 Refer to Note 16 for information on restructuring expenses.    2 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 3  Net fee and commission income

	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Underwriting fees	359	230	221	56	62
of which: equity underwriting fees	238	142	113	68	111
of which: debt underwriting fees	121	89	107	36	13
M&A and corporate finance fees	177	256	139	(31)	27
Brokerage fees	942	852	966	11	(2)
Investment fund fees	814	788	814	3	0
Portfolio management and advisory fees	2,038	2,069	1,966	(1)	4
Other	460	427	426	8	8
Total fee and commission income	4,789	4,622	4,533	4	6
Brokerage fees paid	166	195	197	(15)	(16)
Other	271	266	242	2	12
Total fee and commission expense	436	461	440	(5)	(1)
Net fee and commission income	4,353	4,161	4,093	5	6
of which: net brokerage fees	776	657	769	18	1

Note 4  Other income

	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Associates and subsidiaries
Net gains / (losses) from disposals of subsidiaries¹	(4)	27	(123)		(97)
Share of net profits of associates	19	17	18	12	6
Total	15	44	(104)	(66)
Financial assets available for sale
Net gains / (losses) from disposals	6	92	76	(93)	(92)
Impairment charges	(14)	0	0
Total	(8)	91	76
Net income from properties (excluding net gains / (losses) from disposals)²	6	6	7	0	(14)
Net gains / (losses) from disposals of properties held for sale	0	5	0	(100)
Net gains / (losses) from disposals of loans and receivables	17	1	(1)
Other	12	62	40	(81)	(70)
Total other income	43	209	17	(79)	153

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.

Note 5  Personnel expenses

	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Salaries and variable compensation	2,443	2,311	2,360	6	4
Wealth Management Americas: Financial advisor compensation¹	987	964	909	2	9
Contractors	93	99	101	(6)	(8)
Social security	202	191	184	6	10
Pension and other post-employment benefit plans	199	163	199	22	0
Other personnel expenses	136	140	172	(3)	(21)
Total personnel expenses²	4,060	3,868	3,924	5	3

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Includes restructuring expenses. Refer to Note 16 for more information.

Note 6  General and administrative expenses

	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Occupancy	221	250	234	(12)	(6)
Rent and maintenance of IT and other equipment	144	132	140	9	3
Communication and market data services	155	149	166	4	(7)
Administration¹	99	310	138	(68)	(28)
Marketing and public relations	92	137	99	(33)	(7)
Travel and entertainment	88	104	118	(15)	(25)
Professional fees	256	363	278	(29)	(8)
Outsourcing of IT and other services	383	428	435	(11)	(12)
Provisions for litigation, regulatory and similar matters²	33	264	39	(88)	(15)
Other	34	28	16	21	113
Total general and administrative expenses³	1,506	2,165	1,664	(30)	(9)

1 Administration costs include net expenses related to the UK bank levy (first quarter of 2017: credit of CHF 25 million; fourth quarter of 2016: expense of CHF 132 million).    2 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 14 for more information. Also includes recoveries from third parties (first quarter of 2017: CHF 1 million; fourth quarter of 2016: CHF 10 million; first quarter of 2016: CHF 3 million).   3 Includes restructuring expenses. Refer to Note 16 for more information.

Note 7   Income taxes

The Group recognized an income tax expense of CHF 375 million for the first quarter of 2017 compared with an income tax expense of CHF 270 million for the first quarter of 2016.

The current tax expense was CHF 244 million compared with CHF 177 million in the same quarter a year earlier and related to taxable profits of UBS Switzerland AG and other legal entities in the UBS Group.

Deferred tax expenses were CHF 131 million in the first quarter of 2017 compared with CHF 93 million in the first quarter of 2016 and mainly related to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

The interim Financial Statements have been prepared on the basis that UBS Limited is able to offset part of its taxable profits against losses transferred from UBS AG. During 2016, the UK tax authorities indicated that they do not agree with this tax return filing position. If the authorities ultimately prevail on this point, UBS Limited would incur a further reduction in recognized deferred tax assets of approximately CHF 60 million, as well as additional current tax expenses for periods from 2014 onward of approximately CHF 80 million.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8  Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from
	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Basic earnings (CHF million)
Net profit / (loss) attributable to shareholders	1,269	636	707	100	79

Diluted earnings (CHF million)
Net profit / (loss) attributable to shareholders	1,269	636	707	100	79
Less: (profit) / loss on own equity derivative contracts	0	0	(1)		(100)
Net profit / (loss) attributable to shareholders for diluted EPS	1,269	636	706	100	80

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,712,946,691	3,710,293,020	3,741,452,190	0	(1)
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	123,710,692	117,440,186	98,451,157	5	26
Weighted average shares outstanding for diluted EPS	3,836,657,383	3,827,733,206	3,839,903,347	0	0

Earnings per share (CHF)
Basic	0.34	0.17	0.19	100	79
Diluted	0.33	0.17	0.18	94	83

Shares outstanding
Shares issued	3,851,255,128	3,850,766,389	3,850,069,401	0	0
Treasury shares	137,116,350	138,441,772	129,605,209	(1)	6
Shares outstanding	3,714,138,778	3,712,324,617	3,720,464,192	0	0

The table below outlines the potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from
Number of shares	31.3.17	31.12.16	31.3.16	4Q16	1Q16

Potentially dilutive instruments
Employee share-based compensation awards	31,976,718	46,981,698	54,091,948	(32)	(41)
Other equity derivative contracts	9,117,655	8,374,439	10,619,640	9	(14)
Total	41,094,373	55,356,137	64,711,588	(26)	(36)

Note 9  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016, which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, valuation inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

Note 9 Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques¹
	31.3.17				31.12.16
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading²	83,728	17,405	1,474	102,607	76,044	14,292	1,689	92,025
of which:
Government bills / bonds	11,977	1,584	0	13,561	10,500	1,319	0	11,820
Corporate and municipal bonds	164	8,419	703	9,287	58	6,638	591	7,287
Loans	0	1,852	448	2,300	0	1,356	681	2,037
Investment fund units	4,441	3,783	20	8,244	6,114	3,521	63	9,698
Asset-backed securities	0	462	219	681	0	470	215	685
Equity instruments	58,398	684	9	59,092	50,913	397	65	51,375
Financial assets for unit-linked investment contracts	8,747	621	74	9,441	8,459	591	74	9,123

Positive replacement values	598	118,669	2,282	121,549	434	155,428	2,549	158,411
of which:
Interest rate contracts	0	53,168	168	53,336	8	57,703	278	57,988
Credit derivative contracts	0	2,329	1,166	3,495	0	2,562	1,313	3,875
Foreign exchange contracts	313	45,036	202	45,551	263	75,607	222	76,092
Equity / index contracts	1	16,649	731	17,381	1	17,274	729	18,003
Commodity contracts	0	1,455	9	1,464	0	2,269	8	2,277

Financial assets designated at fair value	23,081	24,445	1,588	49,114	39,641	23,632	2,079	65,353
of which:
Government bills / bonds	22,093	3,460	0	25,552	39,439	4,361	0	43,799
Corporate and municipal bonds	809	18,595	0	19,404	15	16,860	0	16,875
Loans (including structured loans)	0	2,013	578	2,591	0	2,043	1,195	3,238
Structured reverse repurchase and securities borrowing agreements	0	22	731	753	0	40	644	684
Other	179	355	280	814	187	329	240	756

Financial assets available for sale	7,782	7,908	546	16,235	6,299	8,891	486	15,676
of which:
Government bills / bonds	5,518	267	0	5,785	5,444	450	0	5,894
Corporate and municipal bonds	2,089	3,953	12	6,053	646	4,939	12	5,596
Investment fund units	0	69	122	191	0	51	126	177
Asset-backed securities	0	3,539	0	3,539	0	3,381	0	3,381
Equity instruments	170	81	400	651	204	71	336	611

Non-financial assets
Precious metals and other physical commodities	4,628	0	0	4,628	4,583	0	0	4,583

Assets measured at fair value on a non-recurring basis
Other assets³	5,009	123	35	5,167	5,060	131	56	5,248
Total assets measured at fair value	124,825	168,551	5,925	299,302	132,062	202,377	6,860	341,298

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)¹
	31.3.17				31.12.16
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	23,422	5,027	128	28,576	18,807	3,898	119	22,824
of which:
Government bills / bonds	7,438	501	0	7,939	5,573	648	0	6,221
Corporate and municipal bonds	97	4,194	38	4,329	12	2,927	37	2,976
Investment fund units	603	154	0	757	484	91	20	595
Equity instruments	15,284	176	89	15,549	12,738	227	62	13,026

Negative replacement values	608	115,784	3,572	119,964	539	149,255	4,016	153,810
of which:
Interest rate contracts	0	46,013	362	46,376	12	51,990	475	52,476
Credit derivative contracts	0	2,860	1,504	4,364	0	3,269	1,538	4,807
Foreign exchange contracts	341	45,354	149	45,844	274	71,668	148	72,089
Equity / index contracts	0	20,336	1,550	21,886	1	20,254	1,854	22,109
Commodity contracts	0	1,182	1	1,183	0	2,040	1	2,041

Financial liabilities designated at fair value	3	44,250	12,386	56,640	2	44,007	11,008	55,017
of which:
Issued debt instruments	2	40,406	10,232	50,640	0	40,242	9,688	49,930
Over-the-counter debt instruments	2	3,709	1,861	5,572	2	3,611	1,050	4,663
Structured repurchase agreements	0	122	288	410	0	130	266	395
Loan commitments and guarantees	0	12	5	18	0	25	5	29

Other liabilities – amounts due under unit-linked investment contracts	0	9,579	0	9,579	0	9,286	0	9,286

Liabilities measured at fair value on a non-recurring basis
Other liabilities³	0	5,052	0	5,052	0	5,213	0	5,213
Total liabilities measured at fair value	24,033	179,692	16,086	219,812	19,347	211,660	15,143	246,150

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 March 2017, net bifurcated embedded derivative assets held at fair value totaling CHF 45 million (of which CHF 55 million were net Level 2 assets and CHF 10 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued. As of 31 December 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 50 million (of which CHF 58 million were net Level 2 assets and CHF 8 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued.   2 Financial assets held for trading do not include precious metals and other physical commodities.    3 Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell. Refer to Note 16 for more information.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 9   Fair value measurement (continued)

b) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss is generally released into Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	31.3.17	31.12.16	31.3.16
Balance at the beginning of the period	371	403	421
Profit / (loss) deferred on new transactions	51	26	123
(Profit) / loss recognized in the income statement	(53)	(74)	(58)
Foreign currency translation	(3)	15	(13)
Balance at the end of the period	365	371	474

c) Transfers between Level 1 and Level 2

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets totaling approximately CHF 1.0 billion, which were mainly comprised of financial assets designated at fair value and financial assets available for sale, primarily corporate and municipal bonds, were transferred from Level 2 to Level 1 during the first three months of 2017, generally due to increased levels of trading activity observed within the market. Liabilities transferred from Level 2 to Level 1 during the first three months of 2017 were negligible. Furthermore, there were no significant transfers from Level 1 to Level 2 recorded during the first three months of 2017.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9 Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges and weighted averages will vary from period to period and from parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are generally consistent with those included in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.17			31.12.16
CHF billion	31.3.17	31.12.16	31.3.17	31.12.16			low	high	weighted average²	low	high	weighted average²	unit¹
Financial assets held for trading / Trading portfolio liabilities, Financial assets / liabilities designated at fair value and Financial assets available for sale
Corporate and municipal bonds	0.7	0.6	0.0	0.0	Relative value to market comparable	Bond price equivalent	0	128	86	0	128	88	points
Traded loans, loans designated at fair value, loan commitments and guarantees	1.2	2.0	0.0	0.0	Relative value to market comparable	Loan price equivalent	82	100	94	39	103	94	points
					Discounted expected cash flows	Credit spread	43	454		71	554		basis points
					Market comparable and securitization model	Discount margin	0	15	2	0	16	2%
Structured (reverse) repurchase agreements	0.7	0.6	0.3	0.3	Discounted expected cash flows	Funding spread	15	198		15	195		basis points
Issued and OTC debt instruments³			12.1	10.7

Note 9   Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.17			31.12.16
CHF billion	31.3.17	31.12.16	31.3.17	31.12.16			low	high	weighted average²	low	high	weighted average²	unit¹
Replacement values
Interest rate contracts	0.2	0.3	0.4	0.5	Option model	Volatility of interest rates	25	267		26	176%
						Rate-to-rate correlation	84	94		84	94%
						Intra-curve correlation	36	94		36	94%
Credit derivative contracts	1.2	1.3	1.5	1.5	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	668		0	791		basis points
						Upfront price points	3	21		1	13%
						Recovery rates	0	50		0	50%
						Credit index correlation	10	85		10	85%
						Discount margin	(6)	12		(1)	68%
						Credit pair correlation	59	84		59	100%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	1	25		1	15%
						Constant default rate	1	7		1	8%
						Loss severity	40	100		40	100%
						Discount margin	0	11		0	11%
						Bond price equivalent	3	109		3	100		points
Equity / index contracts	0.7	0.7	1.6	1.9	Option model	Equity dividend yields	0	20		0	15%
						Volatility of equity stocks, equity and other indices	0	202		0	150%
						Equity-to-FX correlation	(45)	82		(45)	82%
						Equity-to-equity correlation	(31)	97		12	98%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 Valuation techniques, significant unobservable inputs and the respective input ranges for issued debt instruments and OTC debt instruments are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1 through 3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.3.17		31.12.16
CHF million	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹
Corporate and municipal bonds	35	(30)	34	(39)
Traded loans, loans designated at fair value, loan commitments and guarantees	78	(7)	82	(10)
Equity instruments	70	(50)	67	(47)
Interest rate derivative contracts, net	28	(31)	41	(42)
Credit derivative contracts, net	114	(147)	131	(183)
Foreign exchange derivative contracts, net	11	(6)	17	(8)
Equity / index derivative contracts, net	61	(65)	63	(63)
Issued debt instruments	81	(81)	96	(93)
Other	21	(26)	29	(31)
Total	499	(442)	560	(517)

1 Of the total favorable changes, CHF 76 million as of 31 March 2017 (31 December 2016: CHF 75 million) related to financial assets available for sale. Of the total unfavorable changes, CHF 55 million as of 31 March 2017 (31 December 2016: CHF 55 million) related to financial assets available for sale.

Note 9   Fair value measurement (continued)

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 totaled CHF 0.3 billion and CHF 0.6 billion, respectively. Transfers into Level 3 were primarily comprised of interest rate derivative contracts and were mainly due to decreased observability of the respective rates volatility inputs. Transfers out of Level 3 were primarily comprised of credit derivative contracts and loans, reflecting increased observability of the respective credit spread inputs.

Liabilities transferred into and out of Level 3 totaled CHF 0.9 billion and CHF 1.9 billion, respectively. Transfers into Level 3 were primarily comprised of equity- and credit-linked issued debt instruments, due to decreased observability of the respective equity volatility and credit spread inputs used to determine the fair value of the options embedded in these structures. Transfers out of Level 3 were primarily comprised of equity-linked issued debt instruments and equity / index derivative contracts resulting from changes in the availability of the observable equity volatility inputs used to determine the fair value of the options embedded in these structures.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
CHF billion	Balance as of 31 December 2015	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2016

Financial assets held for trading	2.1	0.2	0.2	0.5	(1.0)	1.2	0.0	0.4	(0.2)	(0.1)	3.1
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.7	0.1	0.1	0.4	(0.1)	0.0	0.0	0.0	0.0	0.0	1.0
Loans	0.8	0.0	0.0	0.0	(0.7)	1.2	0.0	0.0	(0.1)	(0.1)	1.2
Asset-backed securities	0.2	0.0	0.0	0.0	(0.1)	0.0	0.0	0.1	0.0	0.0	0.2
Other	0.4	0.2	0.1	0.1	(0.2)	0.0	0.0	0.2	0.0	0.0	0.6

Financial assets designated at fair value	3.3	(0.2)	(0.2)	0.0	0.0	0.2	(0.2)	0.4	(0.1)	(0.1)	3.3
of which:
Loans (including structured loans)	1.7	(0.2)	(0.2)	0.0	0.0	0.2	(0.1)	0.4	(0.1)	(0.1)	1.7
Structured reverse repurchase and securities borrowing agreements	1.5	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	1.4
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial assets available for sale	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7

Positive replacement values	2.9	(0.5)	(0.6)	0.0	0.0	0.3	(0.7)	0.4	(0.3)	(0.1)	2.0
of which:
Credit derivative contracts	1.3	0.0	0.0	0.0	0.0	0.0	(0.3)	0.1	(0.2)	0.0	0.8
Foreign exchange contracts	0.5	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.4
Equity / index contracts	1.0	(0.3)	(0.3)	0.0	0.0	0.1	(0.2)	0.1	(0.1)	0.0	0.7
Other	0.1	(0.3)	(0.3)	0.0	0.0	0.1	(0.1)	0.2	0.0	0.0	0.1

Negative replacement values	3.3	(0.4)	(0.5)	0.0	0.0	0.7	(0.9)	0.5	(0.2)	0.0	3.1
of which:
Credit derivative contracts	1.3	0.2	0.1	0.0	0.0	0.0	(0.3)	0.1	0.0	0.0	1.3
Foreign exchange contracts	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
Equity / index contracts	1.4	(0.3)	(0.4)	0.0	0.0	0.7	(0.4)	0.0	(0.1)	0.0	1.3
Other	0.3	(0.2)	(0.2)	0.0	0.0	0.0	(0.1)	0.4	0.0	0.0	0.3

Financial liabilities designated at fair value	10.7	0.1	0.1	0.0	0.0	1.7	(0.6)	0.3	(1.1)	(0.3)	10.7
of which:
Issued debt instruments	9.3	0.1	0.1	0.0	0.0	0.9	(0.5)	0.3	(1.1)	(0.3)	8.8
Over-the-counter debt instruments	0.8	0.0	0.0	0.0	0.0	0.8	(0.1)	0.0	0.0	0.0	1.4
Structured repurchase agreements	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6

1 Total Level 3 assets as of 31 March 2017 were CHF 5.9 billion (31 December 2016: CHF 6.9 billion). Total Level 3 liabilities as of 31 March 2017 were CHF 16.1 billion (31 December 2016: CHF 15.1 billion).

Note 9   Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2016	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2017¹

1.7	0.1	0.0	0.3	(1.1)	0.6	0.0	0.1	(0.2)	0.0	1.5

0.6	0.1	0.1	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.7
0.7	0.0	0.0	0.1	(0.9)	0.6	0.0	0.0	(0.1)	0.0	0.4
0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
0.2	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

2.1	0.1	0.0	0.0	0.0	0.5	(1.0)	0.0	(0.1)	0.0	1.6

1.2	0.1	0.0	0.0	0.0	0.1	(0.7)	0.0	(0.1)	0.0	0.6
0.6	0.0	0.0	0.0	0.0	0.4	(0.3)	0.0	0.0	0.0	0.7
0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3

0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5

2.5	(0.3)	(0.1)	0.0	0.0	1.1	(0.9)	0.2	(0.3)	0.0	2.3

1.3	(0.1)	0.1	0.0	0.0	0.9	(0.7)	0.1	(0.2)	0.0	1.2
0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
0.7	0.0	0.0	0.0	0.0	0.2	(0.1)	0.0	(0.1)	0.0	0.7
0.3	(0.2)	(0.2)	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.2

4.0	0.0	0.1	0.0	0.0	0.5	(0.3)	0.0	(0.7)	0.0	3.6

1.5	0.0	0.0	0.0	0.0	0.3	0.0	0.0	(0.3)	0.0	1.5
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
1.9	0.1	0.1	0.0	0.0	0.2	(0.3)	0.0	(0.4)	0.0	1.6
0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.4

11.0	1.0	0.8	0.0	0.0	2.5	(1.7)	0.8	(1.1)	(0.1)	12.4

9.7	0.7	0.6	0.0	0.0	1.4	(1.1)	0.6	(1.1)	(0.1)	10.2
1.1	0.3	0.2	0.0	0.0	0.8	(0.4)	0.1	0.0	0.0	1.9
0.3	0.0	0.0	0.0	0.0	0.3	(0.3)	0.0	0.0	0.0	0.3

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.17		31.12.16
CHF billion	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	108.9	108.9	107.8	107.8
Due from banks	14.2	14.2	13.2	13.2
Cash collateral on securities borrowed	18.5	18.5	15.1	15.1
Reverse repurchase agreements	77.0	77.0	66.2	66.2
Cash collateral receivables on derivative instruments	22.5	22.5	26.7	26.7
Loans	309.1	311.9	306.3	309.7
Financial assets held to maturity	9.0	8.8	9.3	9.1
Other assets	20.8	20.8	18.5	18.5
Liabilities
Due to banks	8.7	8.7	10.6	10.6
Cash collateral on securities lent	3.1	3.1	2.8	2.8
Repurchase agreements	10.6	10.6	6.6	6.6
Cash collateral payables on derivative instruments	29.9	29.9	35.5	35.5
Due to customers	419.4	419.4	423.7	423.7
Debt issued	114.8	117.9	103.7	106.1
Other liabilities	37.7	37.7	38.3	38.4

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 10  Derivative instruments

a) Derivative instruments

As of 31.3.17, CHF billion	Positive replacement values	Notional values related to positive replacement values¹	Negative replacement values	Notional values related to negative replacement values¹	Other notional values²
Derivative instruments
Interest rate contracts	53.3	1,099	46.4	1,018	10,344
Credit derivative contracts	3.5	126	4.4	132	2
Foreign exchange contracts	45.6	2,645	45.8	2,579	12
Equity / index contracts	17.4	293	21.9	360	68
Commodity contracts	1.5	35	1.2	29	8
Unsettled purchases of non-derivative financial instruments³	0.2	34	0.2	20
Unsettled sales of non-derivative financial instruments³	0.2	26	0.2	24
Total derivative instruments, based on IFRS netting⁴	121.5	4,259	120.0	4,162	10,435
Further netting potential not recognized on the balance sheet⁵	(107.9)		(100.9)
of which: netting of recognized financial liabilities / assets	(86.4)		(86.4)
of which: netting with collateral received / pledged	(21.6)		(14.5)
Total derivative instruments, after consideration of further netting potential	13.6		19.1

As of 31.12.16, CHF billion
Derivative instruments
Interest rate contracts	58.0	1,152	52.5	1,060	9,730
Credit derivative contracts	3.9	123	4.8	140
Foreign exchange contracts	76.1	2,470	72.1	2,286	6
Equity / index contracts	18.0	269	22.1	318	55
Commodity contracts	2.3	39	2.0	36	9
Unsettled purchases of non-derivative financial instruments³	0.1	18	0.1	10
Unsettled sales of non-derivative financial instruments³	0.1	13	0.2	11
Total derivative instruments, based on IFRS netting⁴	158.4	4,084	153.8	3,860	9,799
Further netting potential not recognized on the balance sheet⁵	(139.8)		(129.6)
of which: netting of recognized financial liabilities / assets	(113.1)		(113.1)
of which: netting with collateral received / pledged	(26.7)		(16.6)
Total derivative instruments, after consideration of further netting potential	18.6		24.2

1 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as replacement values.    4 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2016 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10  Derivative instruments (continued)

b) Cash collateral on derivative instruments

CHF billion	Receivables 31.3.17	Payables 31.3.17	Receivables 31.12.16	Payables 31.12.16
Cash collateral on derivative instruments, based on IFRS netting¹	22.5	29.9	26.7	35.5
Further netting potential not recognized on the balance sheet²	(13.2)	(18.1)	(15.1)	(22.2)
of which: netting of recognized financial liabilities / assets	(11.6)	(16.8)	(14.2)	(20.8)
of which: netting with collateral received / pledged	(1.6)	(1.3)	(1.0)	(1.4)
Cash collateral on derivative instruments, after consideration of further netting potential	9.3	11.8	11.5	13.3

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Effective 3 January 2017, interest rate swaps and credit derivatives transacted with the Chicago Mercantile Exchange (CME) were legally converted from the previous collateral model to a settlement model resulting in a derecognition of the associated assets and liabilities. Previously, UBS applied IAS 32 netting principles to offset the fair value of CME interest rate swaps with the associated variation margin. Gross cash collateral receivables and payables on derivative instruments and corresponding IAS 32 netting, as presented in “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2016, decreased by approximately CHF 13 billion as of 31 March 2017, with no change to net cash collateral receivables and payables on derivative instruments recognized and presented on the balance sheet.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2016 for more information.

Note 11  Other assets and liabilities

CHF million	31.3.17	31.12.16

Other assets
Prime brokerage receivables¹	11,372	9,828
Recruitment loans to financial advisors	2,952	3,087
Other loans to financial advisors	566	471
Bail deposit²	1,212	1,213
Accrued interest income	760	526
Accrued income – other	1,093	818
Prepaid expenses	1,073	1,010
Settlement and clearing accounts	499	516
VAT and other tax receivables	252	292
Properties and other non-current assets held for sale	92	111
Assets of disposal group held for sale³	5,074	5,137
Other	2,553	2,427
Total other assets	27,500	25,436

Other liabilities
Prime brokerage payables¹	31,496	31,973
Amounts due under unit-linked investment contracts	9,579	9,286
Compensation-related liabilities	5,756	7,421
of which: accrued expenses	1,031	2,423
of which: Deferred Contingent Capital Plan	1,644	1,625
of which: other deferred compensation plans	1,875	2,107
of which: net defined benefit pension and post-employment liabilities	1,206	1,266
Third-party interest in consolidated investment funds	385	701
Settlement and clearing accounts	920	1,012
Current and deferred tax liabilities	1,135	949
VAT and other tax payables	499	503
Deferred income	202	168
Accrued interest expenses	1,370	1,553
Other accrued expenses	2,780	2,448
Liabilities of disposal group held for sale³	5,052	5,213
Other	764	793
Total other liabilities	59,939	62,020

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2 Refer to item 1 in Note 14b for more information.    3 Refer to Note 16 for more information.

Note 12  Financial liabilities designated at fair value

CHF million	31.3.17	31.12.16
Issued debt instruments
Equity-linked¹	31,802	29,831
Rates-linked	9,379	10,150
Credit-linked	3,888	4,101
Fixed-rate	3,100	2,972
Other	2,471	2,875
Total issued debt instruments	50,640	49,930
Over-the-counter debt instruments	5,572	4,663
Other	428	425
Total	56,640	55,017
of which: life-to-date own credit (gain) / loss	49	(141)
1 Includes investment fund unit-linked instruments issued.

Note 13  Debt issued held at amortized cost

CHF million	31.3.17	31.12.16
Certificates of deposit	28,825	20,207
Commercial paper	1,355	1,653
Other short-term debt	5,186	4,318
Short-term debt¹	35,367	26,178
Senior fixed-rate bonds	26,580	27,008
Senior unsecured debt that contributes to total loss-absorbing capacity	23,531	16,890
Covered bonds	3,829	5,836
Subordinated debt	17,018	19,325
of which: high-trigger loss-absorbing additional tier 1 capital instruments	5,330	5,429
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,313	2,342
of which: low-trigger loss-absorbing tier 2 capital instruments	8,265	10,429
of which: non-Basel III-compliant tier 2 capital instruments	1,109	1,125
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,300	8,302
Other long-term debt	100	112
Long-term debt²	79,359	77,472
Total debt issued held at amortized cost³	114,725	103,649

1 Debt with an original maturity of less than one year.    2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives with a net positive fair value of CHF 34 million as of 31 March 2017 (31 December 2016: net positive fair value of CHF 38 million).

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits⁵	Other	Total provisions
Balance as of 31 December 2016	50	3,261	498	54	142	77	91	4,174
Increase in provisions recognized in the income statement	5	45	44	4	0	1	9	109
Release of provisions recognized in the income statement	0	(11)	(14)	(1)	(1)	(2)	(4)	(34)
Provisions used in conformity with designated purpose	(4)	(341)	(92)	0	(3)	0	(4)	(445)
Reclassifications	0	0	0	(6)	0	0	0	(6)
Foreign currency translation / unwind of discount	(2)	(36)	(3)	0	(1)	1	0	(41)
Balance as of 31 March 2017	49	2,918	433³	51	138⁴	76	92	3,757

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Consists of personnel related restructuring provisions of CHF 109 million as of 31 March 2017 (31 December 2016: CHF 150 million) and provisions for onerous lease contracts of CHF 324 million as of 31 March 2017 (31 December 2016: CHF 348 million).    4 Consists of reinstatement costs for leasehold improvements of CHF 88 million as of 31 March 2017 (31 December 2016: CHF 87 million) and provisions for onerous lease contracts of CHF 50 million as of 31 March 2017 (31 December 2016: CHF 55 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The use of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 14b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Note 14   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 14a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a USD 203 million fine and is subject to a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Manage- ment	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2016	292	425	78	5	616	259	0	1,585	3,261
Increase in provisions recognized in the income statement	5	38	0	0	0	0	0	1	45
Release of provisions recognized in the income statement	(2)	(5)	(1)	0	0	(4)	0	0	(11)
Provisions used in conformity with designated purpose	(53)	(68)	0	(1)	(206)	0	0	(13)	(341)
Foreign currency translation / unwind of discount	2	(7)	0	0	(7)	0	0	(24)	(36)
Balance as of 31 March 2017	244	385	77	4	404	255	0	1,550	2,918

1 Provisions, if any, for the matters described in this Note are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), the Investment Bank (item 8), CC – Services (item 7) and CC – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in this Note in items 1 and 6 are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, CC – Services and CC – Non-core and Legacy Portfolio.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests. In addition, the Swiss Federal Supreme Court ruled in 2016 that the double taxation agreement between the Netherlands and Switzerland provides a sufficient legal basis for an administrative assistance group request without specifying the names of the targeted taxpayers, which makes it more likely that similar requests for administrative assistance will be granted by the FTA.

The Swiss Federal Administrative Court ruled in 2016 that in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders.

Since 2013, UBS (France) S.A. and UBS AG and certain former employees have been under investigation in France for alleged complicity in having illicitly solicited clients on French territory and regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

In February 2016, the investigating judges notified UBS AG and UBS (France) S.A. that they have closed their investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor’s recommendation (“réquisitoire”). In March 2017, the investigating judges issued the trial order (“ordonnance de renvoi”) that charges UBS AG and UBS (France) S.A., as well as various former employees, with illicit solicitation of clients on French territory and with participation in the laundering of the proceeds of tax fraud, and which transfers the case to court.

UBS has been notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

In 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 31 March 2017 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

Note 14   Provisions and contingent liabilities (continued)

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in lawsuits related to approximately USD 1.3 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 1.3 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 506 million was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 807 million of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

UBS is a defendant in a lawsuit brought by the National Credit Union Administration (NCUA) as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. The lawsuit was filed in the US District Court for the District of Kansas. The original principal balance at issue in the case is approximately USD 1.15 billion. In April 2017, UBS and the NCUA settled this matter. In the second quarter of 2016, UBS resolved a similar case brought by the NCUA in the US District Court for the Southern District of New York (SDNY) relating to RMBS with an original principal balance of approximately USD 400 million, for a total of approximately USD 69.8 million, in addition to reasonable attorneys’ fees incurred by the NCUA.

UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS in connection with this and other matters. UBS cannot predict the extent to which it will succeed in enforcing those rights.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust aggregating approximately USD 4.1 billion in original principal balance. Of this amount, UBS considers claims relating to approximately USD 2 billion in original principal balance to be resolved, including claims barred by the statute of limitations. Substantially all of the remaining claims are in litigation, including the matters described in the next paragraph. UBS believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

In 2012, certain RMBS trusts filed an action (Trustee Suit) in the SDNY seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations with an original principal balance of approximately USD 2 billion, for which Assured Guaranty Municipal Corp., a financial guaranty insurance company, had previously demanded repurchase. Approximately 9,000 loans were at issue in a bench trial in the SDNY in 2016, following which the court issued an order ruling on numerous legal and factual issues and applying those rulings to 20 exemplar loans. The court further ordered that a lead master be appointed to apply the court’s rulings to the loans that remain at issue following the trial. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are the focus of their inquiry, and has subsequently provided a revised list of transactions. We have provided and continue to provide information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General and other state attorneys general relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through 2014. We are cooperating with the authorities in these matters.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

Our balance sheet at 31 March 2017 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS Europe SE, Luxembourg branch, and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without, however, being named as parties in those investigations.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee). These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively.

In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. The Luxembourg Court of Appeal has found in favor of UBS and dismissed all of these test case appeals, confirming that the claims are inadmissible. The Luxembourg Supreme Court has also dismissed a further appeal brought by the claimant in one of the test cases.

In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the SDNY dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In 2016, the bankruptcy court issued an opinion dismissing the remaining claims for recovery of subsequent transfers of fraudulent conveyances and preference payments on the ground that the US Bankruptcy Code does not apply to transfers that occurred outside the US, and judgment was entered in March 2017. The BMIS Trustee has appealed that ruling. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In 2015, following a motion by UBS, the SDNY dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. The plaintiff in one of those claims has appealed the dismissal.

In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In 2015, a court of appeal ordered UBS to pay EUR 49 million, plus interest of approximately EUR 15.3 million.

Note 14   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of approximately USD 2 billion, of which claims with aggregate claimed damages of approximately USD 990 million have been resolved through settlements, arbitration or withdrawal of the claim. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants’ requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. In 2016, defendants’ motion to dismiss was granted in part and denied in part. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendants’ motion to dismiss the action based on a forum selection clause in the loan agreements; the Puerto Rico Supreme Court has stayed the action pending its review of defendants’ appeal from that ruling.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In December 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In March 2017, the court denied defendants’ motion to dismiss the amended complaint.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012, two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. In 2016, the court denied plaintiffs’ motion for class certification. In March 2017, the US Court of Appeals for the First Circuit denied plaintiffs’ petition seeking permission to bring an interlocutory appeal challenging the denial of their motion for class certification.

Beginning in 2015, agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) have defaulted on certain interest payments, and in 2016, the Commonwealth defaulted on payments on its general obligation debt. Executive orders of the Governor that have diverted funds to pay for essential services instead of debt payments and stayed any action to enforce creditors’ rights on the Puerto Rico bonds continue to be in effect. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board is authorized to impose, and has imposed, a stay on exercise of creditors’ rights. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

Our balance sheet at 31 March 2017 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR, and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the California State Attorney General, the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC), the Hong Kong Monetary Authority (HKMA), the Korea Fair Trade Commission (KFTC) and the Brazil Competition Authority (CADE). In addition, WEKO is, and a number of other authorities reportedly are, investigating potential manipulation of precious metals prices.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. In 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG.

In 2015, the DOJ’s Criminal Division (Criminal Division) terminated the December 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG pleaded guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Sentencing occurred in January 2017. Under the plea agreement, UBS AG has paid a USD 203 million fine and is subject to a three-year term of probation starting on the sentencing date. The criminal information charges that, between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA in certain foreign exchange market transactions.

We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve UBS’s processes and controls.

UBS has been granted conditional leniency or conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR / USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional leniency and conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG. UBS has also been granted conditional immunity by authorities in certain jurisdictions, including WEKO, in connection with potential competition law violations relating to foreign exchange and precious metals businesses and, as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to UBS AG’s continuing cooperation as the leniency applicant.

Investigations relating to foreign exchange and precious metals matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Note 14   Provisions and contingent liabilities (continued)

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since 1 January 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries, and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA. The parties filed a stipulation to dismiss the case with prejudice. The plaintiffs have appealed the dismissal.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of a putative class of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. That action has been transferred to federal court in New York. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint.

In 2016, a putative class action was filed in federal court in New York against UBS and numerous other banks on behalf of a putative class of persons and entities who had indirectly purchased FX instruments from a defendant or co-conspirator in the US. The complaint asserts claims under federal and state antitrust laws. In response to defendants’ motion to dismiss, plaintiffs have sought to amend their complaint.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who had bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims. In October 2016, the court in New York granted UBS’s motions to dismiss the putative class actions relating to gold and silver. Plaintiffs in those cases are seeking to amend their complaints to add new allegations about UBS. In March 2017, the court in New York granted UBS’s motion to dismiss the platinum and palladium action.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates. These investigations focus on whether there were improper attempts by UBS, among others, either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement in connection with these resolutions. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below. Under the NPA, UBS agreed, among other things, that for two years from 18 December 2012 it would not commit any US crime and would advise the DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA.

In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC. In 2016, UBS reached a settlement with WEKO regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and received full immunity from fines. The MAS, HKMA and the Japan Financial Services Agency have also resolved investigations of UBS (and in some cases, other banks). We have ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. As a result of these conditional grants, UBS will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity in connection with the matters covered by the conditional grants, subject to our continuing cooperation as leniency applicant. However, since the Secretariat of WEKO has asserted that UBS does not qualify for full immunity, UBS has been unable to reach a settlement with WEKO, and therefore the investigation will continue. Furthermore, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD ISDAFIX rates and other benchmark rates, and seek unspecified compensatory and other damages under varying legal theories.

In 2013, the US district court in the USD LIBOR action dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. Certain plaintiffs appealed the decision to the Second Circuit, which, in 2016, vacated the district court’s ruling finding no antitrust injury and remanded the case back to the district court for a further determination on whether plaintiffs have antitrust standing. In 2016, the district court again dismissed plaintiffs’ antitrust claims, this time for lack of personal jurisdiction over UBS and other foreign banks. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff’s claims, including federal antitrust claims. In 2015, the same court dismissed plaintiff’s federal racketeering claims and affirmed its previous dismissal of plaintiff’s antitrust claims. In 2017, the court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. UBS and other defendants in other lawsuits including those related to CHF LIBOR, GBP LIBOR and USD and SGD SIBOR and Australian BBSW have filed motions to dismiss. In 2016, UBS entered into an agreement with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement is subject to court approval.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through June 2013, in violation of US antitrust laws and certain state laws, and seek unspecified compensatory damages, including treble damages. In 2016, the court in the ISDAFIX action denied in substantial part defendants’ motion to dismiss, holding that plaintiffs have stated Sherman Act, breach-of-contract and unjust-enrichment claims against defendants, including UBS AG.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY. Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 March 2017 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 14   Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2017 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.7 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being challenged in administrative and judicial proceedings. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit-sharing plans. In 2015, an intermediate administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. In 2016, the highest level of the administrative court agreed to review this decision on a number of the significant issues.

8. Investigation of UBS’s role in initial public offerings in Hong Kong

The Hong Kong Securities and Futures Commission (SFC) has been conducting investigations into UBS’s role as a sponsor of certain initial public offerings listed on the Hong Kong Stock Exchange. In 2016, the SFC informed UBS that it intends to commence action against UBS and certain UBS employees with respect to sponsorship work in those offerings, which could result in financial ramifications for UBS, including fines and obligations to pay investor compensation, and suspension of UBS’s ability to provide corporate finance advisory services in Hong Kong for a period of time. In January 2017, a writ was filed by the SFC with Hong Kong’s High Court in which UBS is named as one of six defendants from whom the SFC is seeking compensation in an unspecified amount for losses incurred by certain shareholders of China Forestry Holdings Company Limited, for whom UBS acted as a sponsor in connection with their 2009 listing application.

Note 15   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.3.17			31.12.16
CHF million	Gross	Sub- participations	Net	Gross	Sub -participations	Net
Guarantees
Credit guarantees and similar instruments	6,595	(427)	6,168	6,447	(424)	6,023
Performance guarantees and similar instruments	3,117	(674)	2,443	3,190	(696)	2,494
Documentary credits	7,130	(1,672)	5,458	7,074	(1,761)	5,313
Total guarantees	16,842	(2,773)	14,069	16,711	(2,881)	13,830
Loan commitments	46,063	(1,460)	44,603	54,430	(1,513)	52,917
Forward starting transactions¹
Reverse repurchase agreements	25,136			10,178
Securities borrowing agreements	55			36
Repurchase agreements	18,124			5,984
1 Cash to be paid in the future by either UBS or the counterparty.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Changes in organization and disposals

Restructuring expenses

Restructuring expenses arise from programs that materially change either the scope of business that the Group engages in or the manner in which such business is conducted. Restructuring expenses are necessary to effect such programs and include items such as severance and other personnel-related expenses, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense.

Net restructuring expenses by business division and Corporate Center unit
	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Wealth Management	88	143	79	(38)	11
Wealth Management Americas	22	31	33	(29)	(33)
Personal & Corporate Banking	19	21	23	(10)	(17)
Asset Management	20	12	20	67	0
Investment Bank	78	116	117	(33)	(33)
Corporate Center	17	47	(6)	(64)
of which: Services	15	40	(8)	(63)
of which: Non-core and Legacy Portfolio	2	8	2	(75)	0
Total net restructuring expenses	244	372	265	(34)	(8)
of which: personnel expenses	116	174	128	(33)	(9)
of which: general and administrative expenses	124	187	136	(34)	(9)
of which: depreciation and impairment of property, equipment and software	4	10	1	(60)	300
of which: amortization and impairment of intangible assets	0	0	0

Net restructuring expenses by personnel expense category
	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Salaries and variable compensation	103	178	115	(42)	(10)
Contractors	13	15	11	(13)	18
Social security	2	2	2	0	0
Pension and other post-employment benefit plans	(4)	(23)	(4)	(83)	0
Other personnel expenses	2	3	4	(33)	(50)
Total net restructuring expenses: personnel expenses	116	174	128	(33)	(9)

Net restructuring expenses by general and administrative expense category
	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Occupancy	19	26	29	(27)	(34)
Rent and maintenance of IT and other equipment	29	22	10	32	190
Administration	3	5	3	(40)	0
Travel and entertainment	2	4	3	(50)	(33)
Professional fees	26	53	34	(51)	(24)
Outsourcing of IT and other services	44	61	74	(28)	(41)
Other¹	0	17	(17)	(100)	(100)
Total net restructuring expenses: general and administrative expenses	124	187	136	(34)	(9)
1 Mainly comprised of onerous real estate lease contracts.

Note 16   Changes in organization and disposals (continued)

Disposal group held for sale

In 2016, UBS agreed to sell a life insurance subsidiary within Wealth Management. This sale is currently expected to close in the second quarter of 2017, subject to customary closing conditions. As of 31 March 2017, the assets and liabilities of this business are presented as a disposal group held for sale within Other assets and Other liabilities and amounted to CHF 5,074 million and CHF 5,052 million, respectively (31 December 2016: CHF 5,137 million and CHF 5,213 million, respectively).

Note 17   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s foreign operations into Swiss francs.

	Spot rate			Average rate¹
	As of			For the quarter ended
	31.3.17	31.12.16	31.3.16	31.3.17	31.12.16	31.3.16
1 USD	1.00	1.02	0.96	1.00	1.01	0.99
1 EUR	1.07	1.07	1.09	1.07	1.08	1.10
1 GBP	1.25	1.26	1.38	1.25	1.25	1.42
100 JPY	0.90	0.87	0.85	0.89	0.90	0.86

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS AG interim consolidated financial information (unaudited)

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to “Quarterly reporting” at www.ubs.com/investors  for the interim consolidated financial statements of UBS AG, which will be published on 3 May 2017.

Comparison UBS Group AG consolidated versus UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences that relate to:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Total equity of UBS Group AG consolidated was higher than total equity of UBS AG consolidated as of 31 March 2017, primarily reflecting dividends paid by UBS AG to UBS Group AG.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to non-controlling interests, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Fully applied going concern capital of UBS AG consolidated was lower than fully applied going concern capital of UBS Group AG consolidated as of 31 March 2017, reflecting lower additional tier 1 (AT1) capital, partly offset by higher common equity tier 1 (CET1) capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments that are reflected on the level of UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG, as well as Deferred Contingent Capital Plan awards granted for the performance years 2014, 2015 and 2016.

→   Refer to the “Recent developments” section of this report for information on the transfer of shared services functions from UBS AG to UBS Business Solutions AG beginning in the second quarter of 2017

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 31.3.17			As of or for the quarter ended 31.12.16
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,532	7,560	(28)	7,055	7,118	(63)
Operating expenses	5,842	5,919	(77)	6,308	6,373	(65)
Operating profit / (loss) before tax	1,690	1,641	49	746	745	1
of which: Wealth Management	639	630	9	368	368	0
of which: Wealth Management Americas	301	286	15	339	338	1
of which: Personal & Corporate Banking	418	418	0	374	375	(1)
of which: Asset Management	103	103	0	144	144	0
of which: Investment Bank	480	443	37	306	304	2
of which: Corporate Center	(251)	(239)	(12)	(784)	(783)	(1)
of which: Services	(222)	(222)	0	(315)	(307)	(8)
of which: Group ALM	63	76	(13)	(144)	(150)	6
of which: Non-core and Legacy Portfolio	(93)	(93)	0	(325)	(326)	1
Net profit / (loss)	1,315	1,277	38	637	639	(2)
of which: net profit / (loss) attributable to shareholders	1,269	1,231	38	636	638	(2)
of which: net profit / (loss) attributable to preferred noteholders		46	(46)		0	0
of which: net profit / (loss) attributable to non-controlling interests	47	1	46	1	1	0

Statement of comprehensive income
Other comprehensive income	(649)	(651)	2	(566)	(566)	0
of which: attributable to shareholders	(649)	(652)	3	(553)	(553)	0
of which: attributable to preferred noteholders		(2)	2		(12)	12
of which: attributable to non-controlling interests	0	2	(2)	(13)	(1)	(12)
Total comprehensive income	666	626	40	71	73	(2)
of which: attributable to shareholders	620	579	41	83	85	(2)
of which: attributable to preferred noteholders		44	(44)		(12)	12
of which: attributable to non-controlling interests	47	2	45	(12)	0	(12)

Balance sheet
Total assets	909,608	910,924	(1,316)	935,016	935,353	(337)
Total liabilities	855,268	858,255	(2,987)	880,714	881,009	(295)
Total equity	54,340	52,669	1,671	54,302	54,343	(41)
of which: equity attributable to shareholders	53,661	51,990	1,671	53,621	53,662	(41)
of which: equity attributable to preferred noteholders		641	(641)		642	(642)
of which: equity attributable to non-controlling interests	679	38	641	682	40	642

Capital information
Common equity tier 1 capital (fully applied)	31,311	33,137	(1,826)	30,693	32,447	(1,754)
Common equity tier 1 capital (phase-in)	34,841	36,629	(1,788)	37,788	39,474	(1,686)
Going concern capital (fully applied)	40,317	36,919	3,398	39,844	36,294	3,550
Going concern capital (phase-in)	51,658	47,344	4,314	55,593	51,084	4,509
Risk-weighted assets (fully applied)	221,785	222,207	(422)	222,677	223,232	(555)
Common equity tier 1 capital ratio (fully applied, %)	14.1	14.9	(0.8)	13.8	14.5	(0.7)
Common equity tier 1 capital ratio (phase-in, %)	15.6	16.4	(0.8)	16.8	17.5	(0.7)
Going concern capital ratio (fully applied, %)	18.2	16.6	1.6	17.9	16.3	1.6
Going concern capital ratio (phase-in, %)	23.2	21.2	2.0	24.7	22.6	2.1
Gone concern loss-absorbing capacity ratio (fully applied, %)	15.0	15.4	(0.4)	13.2	13.3	(0.1)
Leverage ratio denominator (fully applied)	881,183	882,670	(1,487)	870,470	870,942	(472)
Common equity tier 1 leverage ratio (fully applied, %)	3.6	3.8	(0.2)	3.5	3.7	(0.2)
Going concern leverage ratio (fully applied, %)	4.6	4.2	0.4	4.6	4.2	0.4
Going concern leverage ratio (phase-in, %)	5.8	5.4	0.4	6.4	5.8	0.6
Gone concern leverage ratio (fully applied, %)	3.8	3.9	(0.1)	3.4	3.4	0.0

Significant regulated subsidiary and sub-group information

Significant regulated subsidiary and sub-group information

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Limited (standalone)		UBS Americas Holding LLC (consolidated)
	CHF million, except where indicated		CHF million, except where indicated		GBP million, except where indicated		USD million, except where indicated
As of or for the quarter ended	31.3.17	31.12.16	31.3.17	31.12.16	31.3.17	31.12.16¹	31.3.17	31.12.16¹

Financial information²˒³˒⁴
Income statement
Total operating income	2,779	4,729	2,149	2,003	255	222	2,947	2,675
Total operating expenses	2,708	3,028	1,561	1,666	155	139	2,615	2,651
Operating profit / (loss) before tax	71	1,701	589	338	100	83	333	24
Net profit / (loss)	168	2,044	459	262	76	6	323	(6)
Balance sheet
Total assets	452,257	439,476	300,038	294,497	42,293	40,663	140,364	137,699
Total liabilities	402,800	387,937	286,117	281,034	39,346	37,789	115,508	113,151
Total equity	49,456	51,539	13,921	13,463	2,947	2,874	24,856	24,548

Capital⁵˒⁶
Common equity tier 1 capital	33,632	33,983	10,373	10,416	2,503	2,521	10,663	11,598
Additional tier 1 capital	0	0	2,000	1,235	235	235	883	0
Tier 1 capital	33,632	33,983	12,373	11,651	2,738	2,756	11,546	11,598
Total going concern capital			12,373	11,651
Tier 2 capital	0	0			682	687	720	722
Total gone concern capital			5,900	3,265
Total capital	33,632	33,983			3,420	3,442	12,266	12,320
Total loss-absorbing capacity			18,273	14,916

Risk-weighted assets and leverage ratio denominator⁵˒⁶
Risk-weighted assets	228,483	232,422	94,123	93,281	11,821	11,081	54,620	51,488
Leverage ratio denominator	577,990	561,979	312,371	306,586	41,833	35,793	127,512	140,112

Capital and leverage ratios (%)⁵˒⁶
Common equity tier 1 capital ratio	14.7	14.6	11.0	11.2	21.2	22.8	19.5	22.5
Tier 1 capital ratio	14.7	14.6			23.2	24.9	21.1	22.5
Going concern capital ratio			13.1	12.5
Total capital ratio	14.7	14.6			28.9	31.1	22.5	23.9
Total loss-absorbing capacity ratio			19.4	16.0
Leverage ratio⁷	5.8	6.0			6.5	7.7	9.1	8.3
Total loss-absorbing capacity leverage ratio			5.8	4.9

Liquidity⁶˒⁸
HQLA (billion)	91	98	77	75
Net cash outflows (billion)	74	76	62	63
Liquidity coverage ratio (%)	123	129	124	120

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)⁹	1	1	87	91

1 Figures as of or for the quarter ended 31 December 2016 have been adjusted for consistency with the full year financial statements and local regulatory reporting of the respective entity.    2 UBS AG and UBS Switzerland AG financial information is prepared in accordance with Swiss GAAP (FINMA Circular 2015 / 1 and the Banking Ordinance), but does not represent interim financial statements under Swiss GAAP.    3 UBS Limited financial information is prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), but does not represent interim financial statements under IFRS.    4 UBS Americas Holding LLC financial information is prepared in accordance with accounting principles generally accepted in the US (US GAAP), but does not represent interim financial statements under US GAAP.    5 For UBS AG and UBS Switzerland AG , based on the applicable phase-in rules for Swiss systemically relevant banks (SRBs). For UBS Limited, based on Directive 2013/36/EU and Regulation 575/2013 (together known as CRD IV) and their related technical standards, as implemented within the UK by the Prudential Regulation Authority (PRA). For UBS Americas Holding LLC, based on applicable US Basel III rules.    6 Refer to the UBS Group AG and significant regulated subsidiaries and sub-groups first quarter 2017 Pillar 3 report under “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors for more information.    7 On the basis of total capital for UBS AG. On the basis of tier 1 capital for UBS Limited and UBS Americas Holding LLC.    8 There was no local disclosure requirement for liquidity coverage ratio for UBS Limited and UBS Americas Holding LLC as of 31 March 2017 and 31 December 2016.    9 Refer to the “Capital management” section of our Annual Report 2016 for more information on the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and its subsidiaries. UBS Group AG and UBS AG have contributed a significant portion of their respective capital and provide substantial liquidity to subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of the entity to engage in new activities or take capital actions based on the results of those tests.

Standalone regulatory information for UBS AG, UBS Switzerland AG and UBS Limited as well as consolidated regulatory information for UBS Americas Holding LLC is provided in the UBS Group AG and significant regulated subsidiaries and sub-groups first quarter 2017 Pillar 3 report, which is available under “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG first quarter 2017 report, which will be available from 3 May 2017 under “Quarterly reporting” at www.ubs.com/investors.

UBS AG (consolidated) key figures
	As of or for the quarter ended
CHF million, except where indicated	31.3.17	31.12.16	31.3.16

Results
Operating income	7,560	7,118	6,855
Operating expenses	5,919	6,373	5,876
Operating profit / (loss) before tax	1,641	745	979
Net profit / (loss) attributable to shareholders	1,231	638	713

Key performance indicators¹
Profitability
Return on tangible equity (%)	10.8	5.6	6.0
Cost / income ratio (%)	78.3	89.2	85.7
Growth
Net profit growth (%)	72.7	(32.8)	(64.8)
Net new money growth for combined wealth management businesses (%)	3.9	(1.1)	5.9
Resources
Common equity tier 1 capital ratio (fully applied, %)²	14.9	14.5	14.9
Going concern leverage ratio (fully applied, %)³	4.2	4.2

Additional information
Profitability
Return on equity (RoE) (%)	9.3	4.8	5.1
Return on risk-weighted assets, gross (%)⁴	13.6	13.0	13.0
Return on leverage ratio denominator, gross (%)⁴	3.4	3.3	3.0
Resources
Total assets	910,924	935,353	968,158
Equity attributable to shareholders	51,990	53,662	55,660
Common equity tier 1 capital (fully applied)²	33,137	32,447	32,118
Common equity tier 1 capital (phase-in)²	36,629	39,474	38,762
Risk-weighted assets (fully applied)²	222,207	223,232	214,973
Common equity tier 1 capital ratio (phase-in, %)²	16.4	17.5	17.8
Going concern capital ratio (fully applied, %)³	16.6	16.3
Going concern capital ratio (phase-in, %)³	21.2	22.6
Gone concern loss-absorbing capacity ratio (fully applied, %)³	15.4	13.3
Leverage ratio denominator (fully applied)²	882,670	870,942	907,277
Common equity tier 1 leverage ratio (fully applied, %)²	3.8	3.7	3.5
Going concern leverage ratio (phase-in, %)³	5.4	5.8
Gone concern leverage ratio (fully applied, %)³	3.9	3.4
Other
Invested assets (CHF billion)⁵	2,934	2,821	2,618
Personnel (full-time equivalents)⁶	55,972	56,208	58,053

1 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    2 Refer to the “Capital management” section of this report for more information.    3 Based on the revised Swiss SRB framework that became effective on 1 July 2016. Refer to the “Capital management” section of this report for more information.    4 Based on fully applied RWA and LRD.    5 Includes invested assets for Personal & Corporate Banking.    6 As of 31 March 2017, the breakdown of personnel by business division and Corporate Center unit was: Wealth Management: 9,657; Wealth Management Americas: 13,525; Personal & Corporate Banking: 5,076; Asset Management: 2,297; Investment Bank: 4,708; CC – Services: 20,507; CC – Group ALM: 139; CC – Non-core and Legacy Portfolio: 63.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of

                        information

AGM               annual general meeting of shareholders

AIV                  alternative investment vehicle

AMA               advanced measurement approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CECL               current expected credit

                        loss

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-
backed security

CVA                credit valuation
adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 Department of Justice

DOL                 Department of Labor

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EC                   European Commission

ECB                 European Central Bank

EIR                   effective interest rate

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FINRA              Financial Industry

                        Regulatory Authority

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax

                        Administration

FTD                  first to default

FTP                  funds transfer price

FVA                 funding valuation adjustment

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

Group ALM    Group Asset and Liability Management

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

L

LAC                 loss-absorbing capital

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  Limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MTN                medium-term note

Abbreviations frequently used in our financial reports (continued)

N

NAV                net asset value

NPA                 non-prosecution agreement

NRV                 negative replacement value

NSFR               net stable funding ratio

O

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RBC                 risk-based capital

RLN                 reference-linked note

RMBS              residential mortgage-backed security

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RWA               risk-weighted assets

S

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SNB                 Swiss National Bank

SRB                 systemically relevant bank

SRM                Single Resolution
Mechanism

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TLAC               total loss-absorbing capacity

TRS                  total return swap

U

USD                 US dollar

V

VaR                 value-at-risk

Appendix

Information sources

Reporting publications

Annual publications: Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single-volume report provides a description of our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; a description of risk, treasury, capital management, corporate governance, responsibility and senior management compensation, including compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Annual Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications: The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications: The annual and quarterly publications are available in PDF at www.ubs.com/investors  in the “UBS Group AG and UBS AG financial information” section and printed copies can be requested from UBS. For annual publications please refer to www.ubs.com/investors  in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors  provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, information for shareholders, including UBS share price charts as well as data and dividend information, and for bondholders, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English, with some information also available in German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service / UBS news alert: On the www.ubs.com/newsalerts  website, it is possible to subscribe to receive news alerts about UBS via SMS or email. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website www.sec.gov,  or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC on +1‑800-SEC-0330 for further information on the operation of its public reference room. Refer to www.ubs.com/investors  for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS’s business activities; (v) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, completing the implementation of a service company model, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2016. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  April 28, 2017